7/13

04035484

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hindalco Industries Ltd

*CURRENT ADDRESS

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3428 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/14/04

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

NOTICE is hereby given that the **Forty-Fifth Annual General Meeting** of the Shareholders of Hindalco Industries Limited will be held at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020** on **Saturday**, the **31st July, 2004**, at **3.30 P.M.**, to transact, with or without modification(s) as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2004 and Profit and Loss Account for the year ended on that date, the Report of the Directors and the Auditors thereon.
2. To sanction the declaration and the payment of Dividend on Equity Shares for the year ended 31st March, 2004.
3. To appoint a Director in place of **Shri Kumar Mangalam Birla,** who retires from office by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of **Shri A. K. Agarwala**, who retires from office by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of **Shri E. B. Desai**, who retires from office by rotation and being eligible, offers himself for re-appointment.
6. To appoint Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, and to fix their remuneration, and for the purpose, to pass the following Resolution, which will be proposed as an **Ordinary Resolution**:

   "**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Singhi & Company, Chartered Accountants, Kolkatta the retiring Auditors, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration for the said period and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."
7. To consider and, if thought fit, to pass the following Resolution as an **Ordinary Resolution** relating to appointment of Branch Auditors of the Company:

   "**RESOLVED** that pursuant to the provisions of Sections 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Lodha & Co. Chartered Accountants, Kolkata, be and are hereby appointed as Branch Auditors of the Company for auditing the books of Accounts maintained in respect of the Company's Birla Copper Division at P.O. Dahej, Lakhigam, Dist. Bharuch (Gujarat), from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorised to fix their remuneration for the said period and reimbursement of the actual out of pocket expenses, as may be incurred in the performance of their duties."
8. To consider and if thought fit, to pass the following Resolution which will be proposed as a **Special Resolution**:

   "**RESOLVED** that in partial modification of the relevant Resolutions passed at the previous Annual General Meetings of the Company and pursuant to the provisions of sections 198, 309, 310, 314 and Schedule XIII and other applicable provisions, if any of the Companies Act, 1956 including any statutory modification or re-enactment thereof, the Company hereby approves of the payment of revised remuneration to Shri A. K. Agarwala as per details provided in the Explanatory Statement in relation to this resolution during the period 1st April, 2003 till the date of his retirement on 10th September, 2003".
9. To consider and if thought fit, to pass the following resolution which will be proposed as a **Special Resolution:**

   "**RESOLVED** that in terms of Article 162 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and all other applicable provisions, if any of the Companies Act 1956, read with Schedule XIII and all other applicable guidelines for managerial remuneration issued by the Central Government from time to time, the Company hereby approves of the appointment of Shri D. Bhattacharya as the Managing Director of the Company with effect from 02nd October 2003 for a period of 5 years (with liberty to either party to terminate the appointment on three months notice in writing) on the terms as to remuneration and otherwise set out hereunder and with further liberty to the Board (which term shall be deemed to include the Remuneration Committee, if any, constituted by the Board from time to time) to alter the said terms and conditions in such manner as may be agreed to between the Board and Shri D. Bhattacharya in the best interests of the Company but subject to the restrictions, if any, contained in the Companies Act, 1956 and Schedule XIII to the said Act or otherwise as may be permissible at law:

   Period of Appointment: Five years with effect from 2nd October, 2003.

SALARY:

a) Basic Salary Rs. 3,94,000/- ***(Rupees Three lacs Ninety-four Thousand only)*** per month

b) Supplementary Salary @ 50% (Fifty percent) of Basic Salary per month.

with such increments as may be decided by the Board of Directors of the Company from time to time, subject however to a ceiling of ***Rs.12,00,000/- (Rupees Twelve Lacs only)*** per month as Basic Salary. Any revision in basic salary will also attract revision in Supplementary Salary at the rate of 50% (Fifty percent) thereof.

c) Special Allowance of ***Rs. 2,64,000/- (Rupees Two lacs Sixty-four Thousand only)*** per month, w.e.f. 2nd October 2003, with such increments as may be decided by the Board of Directors of the Company from time to time, subject however to an amount not exceeding ***Rs. 6,00,000/- (Rupees Six Lacs only)*** per month provided that this allowance will not be taken into account for calculation of benefits such as PF, Gratuity, Superannuation and Leave Encashment.

d) Performance Bonus linked to the achievement of targets, as may be decided by the Board/Chairman of the Board of Directors subject to a maximum of ***Rs. 50,00,000/- (Rupees Fifty Lacs only)*** per annum.

e) Long-term Incentive Compensation (LTIC) as per the Scheme applicable to the Senior Executives of the Company/Aditya Birla Group, but not exceeding ***Rs.20,00,000/- (Rupees Twenty lacs only)*** in a year.

PERQUISITES:

1. Housing: Free furnished Company's owned / hired / leased accommodation along with benefits of gas, fuel, water, electricity, telephone as also upkeep and maintenance of such accommodation.

2. White goods worth Rs. 5 lacs every 4 years.

3. Soft-furnishing worth Rs. 3 lacs once in 3 years.

4. Reimbursement of cost of two support staff at residence, upto Rs. 1.20 lacs per annum.

5. Medical Reimbursement: Reimbursement of actual medical expenses incurred in India and/or abroad for self and family (including dependant children and parents).

6. Leave Travel Allowance: For self and family (including dependant children and parents) every year @30% (Thirty percent) of Annual Basic and Supplementary Salary. Save as above, other terms shall be in accordance with the rules applicable to the Senior Executives of the Company.

7. One personal overseas trip for self and spouse with a cap on such expenses at Rs. 5 lacs per trip, once in 2 years. Spouse accompanying on any other official overseas trip will be governed as per the policy of Aditya Birla Group, as applicable to full time Directors / Business Heads.

8. Club Fees: Fees of one Corporate Club in India (including admission and membership fee).

9. Personal Accident Insurance Premium for self and family as per the Rules.

10. (a) Company's contribution towards Provident Fund and Superannuation Fund, both on Basic and Supplementary salary as per the Rules.

    (b) Gratuity calculated both on Basic and Supplementary salary as per the Rules of the Company.

    For the purpose of Gratuity, Provident Fund, Superannuation Fund and other like benefits, if any, such as leave balance due, the service of the Managing Director will be considered as continuous service with the Company from the date of his joining Indo Gulf Corporation Limited on 24th December 1998 being a part of Aditya Birla Group of Companies and termination of the agreement or renewal thereof will not be considered as a break in service.

11. Two Cars for use on Company's business.

12. Leave and encashment of leave, in accordance with the Rules of the Company.

13. Educational support to dependant children including their travel, hostel fees and tuition fees, subject to maximum of Rs.5,00,000/- (Rupees Five Lacs only) in the aggregate in a year.

14. Corporate Relations expenses reimbursement for an amount of Rs.1,00,000/- (Rupees One Lac only) per annum.

    Subject as aforesaid, the Managing Director shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

So long as Mr. D. Bhattacharya functions as Managing Director of the Company, he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof.

In the event of loss or inadequacy of profits in any Financial Year, Shri D. Bhattacharya shall subject to the approval of the Central Government, if any required, be paid remuneration by way of Salary and Perquisites as specified above subject to the restrictions, if any, set out in Schedule XIII of the Companies Act, 1956, from time to time.

The appointment may be terminated at any time by either party by giving to the other party three months notice of such termination and neither party will have any claim against the other for damages or compensation by reason of such termination. In conformity with the provisions of Section 318 (3) of the Companies Act, 1956. Shri D. Bhattacharya shall not be entitled to payment of any compensation for loss of office in the cases mentioned in the section.

For the purpose of giving effect to the above Resolution, the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and things as are necessary or desirable to settle any question or difficulty that may arise in such manner as it may deem fit from time to time.

Shri D. Bhattacharya is interested in the Resolution.

10. To consider and if thought fit, to pass the following Resolution as a **Special Resolution**:

    " **RESOLVED** that pursuant to the provisions of Sections 198 and 309 (4) and other applicable provisions, if any, of the Companies Act, 1956 and supplemental to the resolution passed at the Annual General Meeting of the Company held on 1st August, 2001, consent of the Company be and is hereby accorded to the payment of, in addition to sitting fees for attending the meetings of the Board or Committee(s) thereof and reimbursement of expenses, in accordance with the relevant provisions of the Articles of Association of the Company, to the Directors of the Company other than the Managing Director, a commission at the rate not exceeding one percent of the net profits of the Company in each year calculated in accordance with the relevant provisions of the said Act, without any monetary limit as set out in the said earlier resolution, but subject, to such ceiling if any, per annum as the Board may from time to time fix in that behalf, the same to be divided amongst them in such manner as the Board may, from time to time, determine for the remaining period of the validity of the said resolution expiring on 31st March, 2006".

NOTICE is also hereby given that the Register of Members and Transfer Books in respect of Equity Shares of the Company will remain closed from, **Tuesday, the 20th July, 2004** to **Saturday, the 31st July, 2004** (both days inclusive).

By Order of the Board of Directors

Place: Mumbai
Date: 25th June, 2004

Anil Malik
Company Secretary

NOTES:

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2. **The relevant explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of items from 7 to 10 of the Notice set out above, is annexed hereto.**

3. The Dividend on Equity shares of the Company as recommended by the Board of Directors of the Company, when sanctioned at the Annual General Meeting of the Company will be made payable on or after **Saturday, the 31st July, 2004**, to the Company's Equity Shareholders, who are entitled for the Dividend as on Saturday, the **31st July, 2004** whose names stand registered on the Company's Register of Members:

   a) as Beneficial Owners as at the end of business on **19th July 2004** as per the list provided by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form and

   b) as Members in the Register of Members of the Company after giving effect to valid transfers in physical form lodged with the Company on or before **19th July 2004**.

4. Members are hereby informed that Dividend which remains unclaimed / un-encashed over a period of 7 years, has to be transferred as per the provisions of Sec. 205A of the Companies Act, 1956, by the Company to "The Investor Education & Protection Fund", constituted by the Central Government under Section 205C of the Companies Act, 1956.

   Hereunder are the details of Dividends paid by the Company and their respective due dates of transfer of unclaimed / un-encashed dividends to the designated fund of the Central Government:

Date of Declaration of Dividend	Dividend for the year	Due date of transfer to the Government
6th August, 1997	1996-97	September, 2004
7th August, 1998	1997-98	September, 2005
4th August, 1999	1998-99	September, 2006
5th May, 2000	1999-2000 (Millennium)	June, 2007
1st August, 2000	1999-2000 (Final)	September, 2007
1st August, 2001	2000-01	September, 2008
31st July, 2002	2001-02	August, 2009
31st July, 2003	2002-03	August, 2010

It may please be noted that once the unclaimed / un-encashed dividend is transferred to "The Investor Education & Protection Fund", as above, no claim shall lie in respect of such amount by the shareholder.

5. The Company has listed its Shares at:

   a) The Stock Exchange, Mumbai, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 001.

   b) The Calcutta Stock Exchange Association Ltd., 7,Lyons Range, Kolkata– 700 001,

   c) The National Stock Exchange of India Limited, Exchange Plaza, 5th Floor, Plot No. C/1, G Block Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.

   Listing fees for the year 2004-05 have been paid to The Stock Exchange, Mumbai and National Stock Exchange, Mumbai. Listing fees for GDRs has been paid to Societe de la Luxembourg for the calender year 2004.

   Company has submitted application for voluntary delisting of its shares to The Calcutta Stock Exchange and the same is under consideration and in view of the same listing for the year 2004-05 has not been paid.

   During the year 2003-04, Delhi and Madras Stock Exchange have delisted Company's share pursuant to its application for voluntary delisting made to them.

6. Members desirous of making nomination as permitted under Section 109A of the Companies Act, 1956 in respect of the shares held by them in the Company, can make the nomination in Form 2B.

7. As per the recommendations of the SEBI Committee on Corporate Governance for appointment of the Directors/re-appointment of the retiring Directors, a statement containing details of the concerned Directors is attached herewith.

8. As per the approval granted by the Central Government under section 212(8) of the Companies Act 1956, copy of the Balance sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the Subsidiary Companies are not attached with the Annual Report of the Company. However the Annual Reports of all the Subsidiary Companies are available for inspection at Registered office of the Company to any member/investor of the Company. Further the Company will make available these documents to any member/investor upon request.

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to the provisions of Section 173 (2) of the Companies Act, 1956.

Item No. 7:

M/s Lodha & Company were appointed Branch Auditors of the Company for the Copper division in the last Annual General Meeting only up to the date of this Annual General Meeting. It is accordingly proposed that Messrs Lodha & Company be reappointed as Branch Auditors of the Company for Auditing the Books of Accounts of the Copper Division of the Company.

Pursuant to the provisions of Section 224 (1B), the Auditors of the Company have already forwarded a Certificate to the Company stating that the re-appointment if made will be within the limit specified in Sub-Section (1B) of Section 224 thereof.

The above Resolution is accordingly commended for your acceptance.

Item No. 8:

Shri A. K. Agarwala was appointed as a Whole-Time-Director of the Company, to hold Office as such, for a period of five years from 11th September, 1998 and his appointment was also confirmed by a Special Resolution passed by the Members at their Meeting held on 4th August, 1999.

The Shareholders whilst approving payment of remuneration to Shri A.K. Agarwala at the aforesaid Annual General Meeting of the Company had also authorised the Board of Directors to revise the same from time to time which the Board did. The Board of Directors made a further revision in the terms of his remuneration with effect from 1st April, 2003, till the date of his retirement on 10th September 2003 as set out below:

Sr. No.	Particulars	Revision
(i)	Basic Salary	From Rs. 43,33,200/- to Rs. 46,79,085/- p a.
(ii)	Performance linked variable pay	From Rs. 14,01,500/- to Rs. 17,32,995/- p.a.
(iii)	Special Allowance	From Rs. 49,32,240/- to Rs. 54,25,612 /- p.a.
(iv)	One time variable pay	Rs. 7,33,207/-*

*Including provident fund and retirement accruals.

Approval of the Members is now sought once again to the above upward revision in the remuneration payable to Shri A.K. Agarwala, which is in line with the modern corporate trend, particularly, considering Shri Agarwala's immense contribution to the Company. It is in the above circumstances that the Resolution mentioned in this Item of the Notice is proposed to be passed and is commended for your acceptance.

Shri A. K. Agarwala is interested in the Resolution.

Item No. 9:

Shri D.Bhattacharya was appointed a Director of the Company at the Forty Fourth Annual General Meeting of the Company. Shri A.K.Agarwala, the then whole time Director retired from the service of the Company with effect from 10th September 2003. In his place, the Board has appointed Shri D.Bhattacharya as Managing Director of the Company.

Shri D. Bhattacharya had earlier held the post of Chairman of Hind Lever Chemicals Limited and Gist Brocades & Industrial Perfumes Limited. He was also a Director of Hindustan Lever Limited and Managing Director of the erstwhile Indo Gulf Corporation Limited and Indo Gulf Fertilizers Limited. Considering the rich experience of Shri D.Bhattacharya and particularly his managerial skill, it is in the interest of the Company to avail of his services as the Managing Director. The Shareholders are required to approve his appointment as such on the terms as to remuneration and otherwise as set out in Resolution under item No. 9 of the accompanying Notice.

In view of the relevant provisions of Schedule XIII of the above Act requiring a Special Resolution for payment of minimum remuneration to a Managing Director in the event of loss or inadequacy of profits, this resolution is being proposed as a special resolution. Considering the progress and profitability of the Company which is likely to continue also in future years, occasion is not likely to arise for payment of remuneration to him as minimum remuneration during any of the years comprised by the period of his office. However, as per the requirements of the said Schedule, the relevant information including the information about the appointee are set out at one or other places of the other documents forming part of the Annual Accounts and the Balance Sheet which are being circulated to the members, so far as is applicable at the present stage of the matter. It may also be stated that the remuneration of the Managing Director is approved at a meeting of the Board of the Company and the same is in line with the trend prevailing in the Corporate Sector in the Country.

The Board accordingly commends the Resolution for your acceptance.

Shri D. Bhattacharya is interested in the resolution, since it relates to his appointment.

Item No.10:

At the Annual General Meeting of the Company held on 1st August, 2001, the Members, interalia, had approved the payment of remuneration to the Non-Executive Directors of the Company in the form of commission on the annual net profits of the Company, subject to a maximum of Rs.1.50 Crores in the aggregate, in a financial year for a period of 5 years commencing from the financial year 2001-02.

In order to bring the remuneration of the Non-Executive Directors of the Company in line with the current trend and commensurate with considerable time devoted and the contribution being made by them, the Board of Directors of your Company ("the Board") at its meeting recommended for the approval of the Members, payment of remuneration by way of commission at the rate not exceeding one percent of the net profits of the Company in each year calculated in accordance with the relevant provisions of Section 309 of the Companies Act, 1956, without any specific limit as set out earlier, but subject, to such ceiling if any, per annum as the Board may from time to time fix in that behalf. The quantum of remuneration payable to each of the Non Wholetime Director of the Company will be decided by the Board of Directors each year, considering the exigencies of the situation then prevailing.

The Board accordingly commends the Special Resolution for your acceptance.

The Non-Executive Directors of your Company may be deemed to be interested or concerned in this Special Resolution.

By Order of the Board of Directors

Place: Mumbai
Dated: 25th June, 2004

Anil Malik
Company Secretary

Details of Directors seeking re-appointment in Annual General Meeting fixed on 31st July 2004

Name of Director	Mr. Kumar Mangalam Birla	Mr. A. K. Agarwala	Mr. E. B. Desai
Date of Birth	14th June, 1967	1st July, 1933.	1st April, 1931.
Date of Appointment	16th November, 1992.	11th September, 1998.	5th April, 1984.
Expertise in specific functional areas	Industrialist	Company Executive	Solicitor & Partner of Mulla & Mulla & Craigie Blunt & Caroe.
Qualifications	A.C.A, M.B.A.	B.Com, F.C.A., L.L.B.	B. A., L.L.B.
List of outside Directorships held Excluding Alternate Directorship and Private Companies.	1. Grasim Industries Limited 2. Indian Rayon & Industries Limited 3. IndoGulf Fertilisers Limited 4. Indian Aluminium Company Limited. 5. Birla Sunlife AMC Limited. 6. Birla Sunlife Insurance Company Limited. 7. Tata Iron & Steel Co. Ltd. 8. PSI Data System Ltd. 9. Larsen & Toubro Limited. 10. Maruti Udyog Limited. 11. Transworks Information Services Ltd.	1. Minerals & Minerals Limited. 2. Udyog Services Limited. 3. Bihar Caustic and Chemicals Limited. 4. Renusagar Engineering & Power Services Limited. 5. Tanfac Industries Limited. 6. Birla Project Development Company Limited.	1. Birla Global Finance Limited. 2. Century Textiles & Industries Limited. 3. Matsushita Lakhanpal Battery India Limited. 4. Prudential ICICI Trust Limited. 5. Kennanetal Widia (India) Limited. 6. Supreme Industries Limited.
Chairman/ Member of the Committee of the Board of Directors of the Company	Nil	Member – Finance Committee .	Member – Audit Committee, Finance Committee, Investor Grievance Committee.
Chairman/ Member the Committee of the Board of Directors of other companies in which he is a Director			
a. Audit Committee	NIL	Member-Indian Aluminium Company Ltd.	1. Century Textiles & Industries Limited. (Chairman) 2. Matsushita Lakhanpal Battery India Limited. (Chairman) 3. Prudential ICIC Trust Limited. (Member) 4. Kennametal Widia (India) Limited. (Member)
b. Investor Grievances Committee	Member-Maruti Udyog Ltd.	NIL	1. Century Textiles and Industries Limited. (Chairman) 2. KennametalWidia (India) Limited. (Chairman)
c. Banking & Finance/ Remuneration Committee.	NIL	NIL	1. KennametalWidia (India) Limited.

"FORM 2B"

(See rules 4CCC and 5D)

NOMINATION FORM

(To be filled in by individual(s) applying singly or jointly)

I/We .... the holders of Shares/Debentures/Deposit Receipt bearing number(s) .... of M/s .... wish to make a nomination and do hereby nominate the following person(s) in whom all rights of transfer and/or amount payable in respect of shares/debentures/deposits shall vest in the event of my/our death.

Name(s) and Address (es) of Nominee(s)

Name ....

Address ....

Date of Birth* ....

(* To be furnished in case the nominee is a minor)

** The Nominee is a minor whose guardian is ....

Name and Address ....

(** To be deleted if not applicable)

Signature ....

Name ....

Address ....

Date ....

Signature ....

Name ....

Address ....

Date ....

Signature ....

Name ....

Address ....

Date ....

Signature of two Witnesses

Name and Address	Signature with date
1.	....
2.	....

Instructions:

1. The Nomination can be made by individuals only applying/holding shares/debentures on their own behalf singly or jointly upto two persons. Non-Individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the shares are held jointly all joint holders will sign the nomination form. Space is provided as a Specimen, if there are more joint holders more sheets can be added for signatures of holders of shares/debentures and witness.
2. A minor can be nominated by a holder of shares/debentures/deposits and in that event the name and address of the Guardian shall be given by the holder.
3. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.
4. Nomination stand rescinded upon transfer of shares/debentures or repayment/renewal of deposits made.
5. Transfer of share/debenture in favour of a nominee and repayment of amount of deposit to nominee shall be valid discharge by a company against the legal heir.
6. The intimation regarding nomination/nomination form shall be filed in duplicate with company/Registrar and share transfer agents of the company who will return one copy thereof to the share or debenture or deposit holder.

Please submit the aforesaid form in duplicate

ATTENDANCE SLIP

HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

Please complete this attendance slip and hand it over at the entrance of the Hall.

Full Name of Shareholder in Block Letters:

Folio No.

No of shares held: ....

I hereby record my presence at the Forty-Fifth Annual General Meeting of the Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020 on Saturday, the 31st July, 2004 at 3.30 P.M.

Signature of Shareholder.

NOTE: Only Shareholders of the Company or their proxies will be allowed to attend the Meeting.

PROXY FORM

HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

Folio No.	
No. of shares held:	

I/We .... of .... being a Member/Members of the above named Company, hereby appoint Shri .... of .... or failing him Shri .... of .... or failing him Shri .... of .... as my/our proxy to vote for me/us on my/our behalf at the Forty Fifth Annual General Meeting of the Company to be held on Saturday, the 31st July, 2004, at 3.30 P.M. and any adjournment thereof.

As witness my/our hand(s) this .... day of .... 2004.

Affix Re. 1/- Revenue Stamp Here

Signature ....

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

Hindalco Industries Limited



Annual Report | 2003 - 2004

HINDALCO
ADITYA BIRLA GROUP

IN HOMAGE TO A LEGEND



"Time and again, the supremacy of the human element cannot be over emphasized. The success or failure of an organisation depends on people, on human beings, on their talent, on their initiative, on their ability to lead, and coordinate with others, to work as a team. It also depends on the ability of the organisation, to motivate them to greater heights".

We carry forth his vision of people power.

ADITYA BIRLA GROUP

ADITYA VIKRAM BIRLA
November 14, 1943 - October 1, 1995

HIGHLIGHTS

Landmark year, strategically

- Brownfield expansion in Aluminium completed.
- Brownfield expansion in Copper completed; another expansion to double Smelter capacity to 500,000 TPA commences.
- Acquired Mt. Gordon Copper mines in Australia.
- Shareholding in Indal raised to 96.5%.
- Value unlocked from shareholding in Indo-Gulf.

Aluminium

- Production at record high levels.
- Highest ever sale of value added products.
- Margins recover smartly to 37.1%.

Copper

- Record high production above rated capacity.
- Higher proportion of value added product.
- Sustain domestic leadership even with higher exports.

Revenues and net earnings before extra-ordinaries impressive at Rs. 61.91 billion and Rs. 8.38 billion respectively.

Fully Diluted EPS before extra-ordinaries increases from Rs. 80.6 to Rs. 90.7 and CEPS from Rs. 109.1 to Rs. 125.0 in FY04.

Dividend increased to 165%.

A selective list of accolades won

- The prestigious Asian Corporate Social Responsibility Award from Asian Institute of Management, Manila for its outstanding Rural Poverty Alleviation Project.
- The coveted "Outstanding Industrial Relations Award" by All India Organisation of Employers (AIOE), an allied body of FICCI, for Industrial Relations, Social Security and promoting Bi-Partism for the year 2002-2003.
- The National Safety Award (runners up) by Ministry of Labour, Government of India in the category of lowest accident frequency rate.
- The CII National award for Excellence in Energy Management for the year 2003.

CONTENTS



BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla
Chairman
Mrs. Rajashree Birla
Mr. T.K. Sethi
Mr. C.M. Maniar
Mr. E.B. Desai
Mr. S.S. Kothari
Mr. M. M. Bhagat
Mr. K.N. Bhandari
Mr. A.K. Agarwala
Mr. D. Bhattacharya
Managing Director

SPECIAL ADVISOR
Mr. D.P. Mandelia

KEY EXECUTIVES
CHIEF FINANCIAL OFFICER
Mr. R.K. Kasliwal
Group Executive President & C.F.O.

ALUMINIUM DIVISION
Mr. Ratan K. Shah
Chief Officer - Operations (Aluminium & Power)
Mr. S.K. Maudgal
Executive President (Marketing) & C.E.O. (Foil & Wheel)
Mr. R.P. Shah
Executive President & Chief Manufacturing Officer
Mr. Rahul Mohnot
Joint Executive President (Finance & Commerce)
Mr. Ajey Srivastava
Joint President (Fabrication)
Mr. P.K. Panda
Joint President (H.R.)
Mr. S.C. Tandon
Joint President (Reduction)
Mr. J.D. Mehta
Joint President (Marketing - Foil & Wheel)
Mr. A.K. Karmakar
Senior Vice-President (Boiler & Co-generation)
Mr. R.P. Tiwari
Senior Vice-President (Projects)
Mr. S.N. Sharma
Senior Vice-President (Finance & Accounts)
Mr. K.K. Patodia
Senior Vice-President (Raw Material)
Mr. R. Haridas Menon
Vice-President (Marketing - Primary Metal)
Mr. I.C. Rao
Vice-President (Marketing - Rolled Products)
Mr. A.R. Sangolli
Vice-President (Foil & Wheel)
Mr. Sanjeev Goel
Vice-President (Information Technology)
Mr. O.P. Srivastava
Vice-President (Operation - Reduction)
Mr. V.K. Bajoria
Vice-President (Maintenance - Reduction)
Mr. R.A. Patodia
Vice-President (Finance & Accounts)
Mr. D.C. Kabra
Vice-President (Finance & Accounts)
Mr. I.J. Joshi
Vice-President (Legal)
Mr. R.P. Sharma
Vice-President (External Relations)
Mr. D. Das
Vice-President (Marketing - Extrusion)



Aluminium Complex at Renukoot

RENUSAGAR POWER DIVISION
Mr. G.S. Khurana
Senior Executive President (Renusagar Power Plant)
Mr. S.R. Gopal
Senior Vice-President (Design)
Mr. G.M. Pandey
Vice-President (Maintenance)

COPPER DIVISION
Mr. P.Balakrishnan
Executive President
Mr. A.K. Saxena
Joint Executive President (Manufacturing)
Mr. J.P. Paliwal
Joint Executive President (Commercial)
Mr. B.M. Sharma
Joint Executive President (Marketing)
Mr. P.S. Ghose
Joint Executive President (Projects)
Mr. N.R. Vyas
Vice-President (HRD & Personnel)
Mr. K.C.D. Khandelwal
Vice-President (Smelter)
Mr. D.K. Das
Vice-President (DAP Marketing)
Mr. S.N. Sharma
Vice-President (Co-ordination)
Mr. J.S. Bedi
Vice-President (Projects)
Mr. K.P. Sharma
Vice-President (Commercial & Logistics)
Mr. Y.K. Mathur
Vice-President (Engineering)
Mr. Naveen Kumar
Vice-President (Finance & Accounts)

COMPANY SECRETARY
Mr. Anil Malik

SOLICITORS
Mulla & Mulla & Craigie Blunt
& Caroe, Mumbai
Khaitan & Co., Kolkata
Khaitan & Partners, New Delhi

AUDITORS
Singhi & Co.,
Chartered Accountants, Kolkata

BRANCH AUDITORS
Lodha & Co.,
Chartered Accountants, Kolkata

INDEPENDENT AUDITORS
(US GAAP)
KPMG, Mumbai

COST AUDITORS
R. Nanabhoy & Co., Mumbai
Om Prakash & Co., New Delhi

BANKERS
UCO Bank
State Bank of India
Allahabad Bank
Bank of America
Citibank N.A.
Standard Chartered Grindlays Bank Ltd.
ABN Amro Bank N.V.
Union Bank of India
IDBI Bank Ltd.
Hongkong Shanghai Banking Corp. Ltd.
HDFC Bank Ltd.
ICICI Bank Ltd.

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

With the economy having gained its sheen, and having surged at 8 per cent during the year, backed by a good monsoon, and a resurgence on all fronts, consumer sentiments naturally revived. These developments at the macro level had a salutary effect on your Company's operations to an extent as it mitigated some of the issues faced.

Your Company's results have been indeed impressive. Gross revenues at Rs. 68.0 billion have risen by 24 per cent, vis-à-vis Rs 55.0 billion attained in the previous year. Profit before tax and extraordinary items at Rs. 12.4 billion has soared by 17 per cent over that of the earlier year at Rs. 10.6 billion .To get to this level has been indeed a challenge, given an appreciating rupee against the US Dollar, falling Copper Treatment and Refining Charges (TCRC), an exponential rise in sea freight and intensifying competition. Apart from its resilience, I believe, the strategic moves which we had charted out, such as the brown-field expansions, acquisitions and providing total customer solutions, have stood us in good stead.

Among the major events of the year have been the completion of the restructuring of the non-ferrous metals business. Consequently, your Company has become a non-ferrous metals powerhouse close to a global size.

Consistent with our objective of becoming a world-class globally competitive, integrated copper player, we have entrenched deeper into Australia, with the acquisition of yet another copper mine – Mt. Gordon. Together Mt. Gordon and the Nifty Mines, acquired earlier, will cater to 20 per cent of our copper concentrate requirement at our existing capacities. Our intent is to source at least 40 per cent of our copper concentrate needs through mines owned by us. We are therefore scouting for high quality copper mines across the globe.

As your Company's vision is to be among the top 10 global cost efficient copper makers, we are doubling the smelter capacity at Dahej from 250,000 TPA to 500,000 TPA. On completion, your Company's smelter will have the distinction of being the largest single-location smelter in the world.

As your Company's vision is to be among the top 10 global cost efficient copper makers, we are doubling the smelter capacity at Dahej from 250,000 TPA to 500,000 TPA. On completion, your Company's smelter will have the distinction of being the largest single-location smelter in the world.

While we are consolidating the gains from the recently concluded brownfield expansion in aluminium and synergies with Indal, we have ambitious plans to take this business forward. Your Company is evaluating a series of options encompassing greenfield ventures and further brownfield projects.

Asset sweating, maximizing operational efficiencies and a tight rein on costs, continue to be the hallmark of your Company.

Going forward, I believe, the aluminium sector is on the cusp of growth. Worldwide, most economies are ratcheting upwards, backed by higher industrial production. In turn, this is expected to augment aluminium demand. Global aluminium demand is slated to rise at a CAGR of 5 per cent over the next couple of years vis-à-vis a growth rate of 3.3 per cent over nearly a decade.

A good sign is higher consumption from USA, parts of Europe and Asia. The flurry of activity in the transportation and housing sectors, enhanced spending on consumer durables across continents, bode well, stoking as they do the demand for alumina and metal usage.

In India as well, the tidings are encouraging. The ongoing progress in the Indian economy, and the heightened pace of activity in the electrical, automotive and construction sectors – should stimulate growth. A good monsoon, as forecasted by the meteorological team, would provide the extra flourish.

Your Company is very well-positioned for ongoing success. Strengthening its operating base through enhanced capacities, amplifying its product range and introducing a range of distinctive applications, along with entrenchment into new global markets – form the strategic contours of your Company, going forward.

Your Company is very well-positioned for ongoing success. Strengthening its operating base through enhanced capacities, amplifying its product range and introducing a range of distinctive applications, along with entrenchment into new global markets – form the strategic contours of your Company, going forward.

Behind your Company's considerable achievements, lies the intellectual and emotional commitment that our people bring to their work. Besides operational efficiency and project management skills, honed under the most demanding and competitive conditions, it is the spirit of entrepreneurship and the way all of our employees bond cohesively with the organization. I wish to record my genuine appreciation of their contribution.

The Aditya Birla Group in Perspective

Let me now take you through some of the key events of the last year:

- The divestment of your Company's stake in Indo-Gulf, has been a value-creating move that unlocked capital.

- One of the key initiatives of the year has been the acquisition of TransWorks, a leading ITES/ BPO Company. The BPO sector offers enormous growth potential. This acquisition is a forward step in creating a balanced portfolio of businesses at the Group level, comprising of the knowledge sector and real economy businesses. The Group's forays into the knowledge sector – in specially the branded apparel and insurance sectors, have been encouraging.

- We entered the land of the dragon, i.e., we ventured into China, with the acquisition of Liaoning Carbon Black. This 12,000 tonnes Carbon Black plant will enhance our global presence in this business. We are now the fourth largest Carbon Black player globally.

The market capitalization of the listed Group companies in India increased 97.4% over the past year, far outpacing the rise of 62.7% in the BSE Sensex, over the same period. This measure reflects more than just numbers; it provides a sense of our standing in terms of governance, and the faith investors repose in us, and a recognition – at long last - of our efforts at value creation.

- And finally, coming to market capitalization: The market capitalization of the listed Group companies in India increased 97.4% over the past year, far outpacing the rise of 62.7% in the BSE Sensex, over the same period. This measure reflects more than just numbers; it provides a sense of our standing in terms of governance, and the faith investors repose in us, and a recognition – at long last - of our efforts at value creation.

The year that has just gone by has been I believe, a watershed year for our Group. Because, in this year, we seen the last of the major restructuring initiatives that we needed to undertake. We have emerged stronger, fitter and a leader in many ways.

And, now, we are at an inflection point. We stand at the threshold of a new phase in the life of our organisation. I do believe that the rest of the decade – from here on - will be marked by a distinctly different theme. The earlier accent - on restructuring and consolidation – will give way to a phase of growth, not just incremental and normal growth, but accelerated growth. So, the dominant theme, from here on, will be aggressive growth.

Focus On People

"All these years, our team across the Group, has stretched incessantly to make the Aditya Birla Group a great place to work in. In one sentence, we have sharply focused on creating a meritocracy. For us, this meant putting in place systems to induct the right talent, for spotting and tracking nascent talent, for creating leaders with a cocktail of skills, who have exposure to different functions, businesses and countries."

All these years, our team across the Group, has stretched incessantly to make the Aditya Birla Group a great place to work in. In one sentence, we have sharply focused on creating a meritocracy. For us, this meant putting in place systems to induct the right talent, for spotting and tracking nascent talent, for creating leaders with a cocktail of skills, who have exposure to different functions, businesses and countries.

Working with Hay Consultants, we have carried out an extensive job analysis and evaluation exercise. More than 4500 jobs have been evaluated and competencies mapped. Succession plans are in place too. By and large, our objective is to make sure that the leadership-pipeline is always full of talented individuals who are raring to shoulder responsibilities that our various businesses offer.

To foster a learning culture, at Gyanodaya, the Aditya Birla Institute of Management Learning, which is now looked upon as a benchmark for training, more than 2130 executives were trained in 86 diverse programmes for honing their competencies, both for their current and future roles. A virtual campus has been launched through an e-learning portal. Over 3884 unique users, from top-down and bottom-up have enrolled in these self-learning projects. More than 25,725 man-hours of learning have been logged. Our intent is to provide unrivalled learning opportunities to our people across levels.

> ***"Today, our Group is anchored by an extraordinary force of 72,000 employees. More than 70 percent of these are under the age of 40 and over 12,000 of our people are drawn from 20 foreign nationalities. Even as the focus on managerial capability is becoming much sharper, we are building capabilities not for an Indian manager who works internationally, but for a global manager, who happens to be an Indian."***

Today, our Group is anchored by an extraordinary force of 72,000 employees. More than 70 percent of these are under the age of 40 and over 12,000 of our people are drawn from 20 foreign nationalities. Even as the focus on managerial capability is becoming much sharper, we are building capabilities not for an Indian manager who works internationally, but for a global manager, who happens to be an Indian.

We are positioned in almost all our businesses at the cusp of a great growth opportunity and I believe we can cater to the dreams of our people, given that we are all on the same page. Our people have the passion that brings energy into the organisation.

Best regards,

Yours sincerely,



Date: 28th April, 2004

Kumar Mangalam Birla

FINANCIAL HIGHLIGHTS

(Rs. in Million)

	2003-04 Mn US$*	2003-04	2002-03**	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95	1985
PROFITABILITY												
Gross Sales	1,556	68,024	55,024	26,595	25,836	23,076	20,131	16,707	13,083	14,222	11,307	3,065
Net Sales	1,416	61,909	49,856	23,314	22,754	20,312	17,670	14,733	11,571	12,518	9,563	2,323
Operating Profit***	347	15,149	12,972	10,060	10,622	9,450	7,916	6,156	4,425	5,700	3,937	151
Other Income	48	2,093	1,662	1,989	1,221	1,337	1,305	1,176	1,592	1,675	1,166	35
Interest Charges	37	1,612	1,365	456	619	597	836	723	489	616	474	43
Depreciation	73	3,174	2,642	1,543	1,424	1,353	1,246	776	423	348	330	77
Profit before Tax & Extraordinary Items	285	12,456	10,627	10,050	9,801	8,837	7,138	5,832	5,105	6,411	4,299	66
Current Tax	60	2,606	2,520	2,570	3,020	2,485	1,470	870	1,202	2,400	1,380	22
Deferred Tax	33	1,461	653	620	-	-	-	-	-	-	-	-
Net Profit before Extraordinary items	192	8,389	7,455	6,860	6,781	6,352	5,668	4,962	3,903	4,011	2,919	44
Net Profit	192	8,389	5,821	6,860	6,781	6,124	5,668	4,962	3,903	4,011	2,919	44
Dividend Payout (Including Dividend tax)	39	1,721	1,408	1,005	985	691	532	430	369	298	258	20
Retained Profit	153	6,668	4,413	5,855	5,796	5,433	5,135	4,532	3,534	3,714	2,662	24
Foreign Exchange Earnings on Exports	296	12,951	10,283	3,374	3,763	3,123	1,655	1,702	1,566	1,054	672	1
BALANCE SHEET												
Gross Fixed Assets (including CWIP and Revaluation)****	1,630	71,262	64,704	63,168	56,365	53,450	52,055	36,205	30,812	25,046	22,117	3,449
Net Fixed Assets (excluding Revaluation)	1,191	52,079	48,634	26,951	21,520	20,009	19,950	18,929	14,202	8,845	6,262	596
Investments	773	33,772	26,484	19,853	19,175	11,328	10,628	10,012	7,144	9,455	8,415	136
Net Current Assets	419	18,325	19,233	13,032	10,241	12,409	8,851	6,282	7,059	6,339	4,576	157
Capital Employed	2,383	104,176	94,351	59,836	50,936	43,746	39,429	35,223	28,405	24,640	19,253	889
Loan Fund	587	25,646	23,950	9,577	7,147	5,754	6,870	7,799	5,513	5,282	4,385	357
Net Worth	1,796	78,530	70,401	50,259	43,789	37,992	32,559	27,424	22,892	19,357	14,868	532
Net Worth represented by :-												
Share Capital	21	925	925	745	745	745	745	745	745	496	480	184
Reserves & Surplus (Excluding Revaluation Reserves but including Deferred tax Liabilities)	1,775	77,605	69,476	49,514	43,044	37,247	31,814	26,679	22,147	18,861	14,388	348
	1,796	78,530	70,401	50,259	43,789	37,992	32,559	27,424	22,892	19,357	14,868	532
Book Value per share (US$ / Rs.)	19.42	849.15	761.02	674.93	588.03	510.19	437.24	368.27	307.41	389.92	309.72	39.72
Capital Expenditure	153	6,690	10,373	7,009	2,995	1,474	2,311	5,549	5,786	2,937	2,421	1,084
Market Capitalisation (at year end share price)	2,575	112,556	49,428	57,338	57,447	54,740	34,701	49,892	67,876	39,050	29,481	777

* 1 US$= Rs. 43.7175

** Figures for 2002-03 onwards include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.

*** Operating profit includes operating other income.

**** Fixed assets of Aluminium Business have been reinstated at its original cost in 2002-03.

FINANCIAL HIGHLIGHTS

(Rs. in Million)

		2003-04	2002-03**	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95	1985
RATIOS & STATISTICS												
Operating Margin	%	**24.47**	**26.02**	43.15	46.68	46.53	44.80	41.78	38.24	45.54	41.17	6.52
Gross Margin	%	**25.25**	**26.62**	49.73	49.33	50.17	47.45	44.86	47.77	54.00	48.40	6.17
Net Margin	%	**13.55**	**11.68**	29.42	29.80	30.15	32.08	33.68	33.73	32.05	30.53	1.88
Interest Cover (EBITDA/Interest)	Times	**10.70**	**10.72**	26.43	19.14	18.08	11.02	10.13	12.31	11.98	10.76	4.29
Gross Interest Cover (EBITDA/Gross Interest)	Times	**9.45**	**7.51**	13.50	14.92	17.76	10.70	7.23	8.63	11.98	10.76	4.29
Pre-tax Interest Cover (EBIT/Interest)	Times	**8.73**	**8.79**	23.04	16.84	15.81	9.53	9.06	11.44	11.41	10.07	2.51
ROACE	%	**14.17**	**13.57**	18.97	22.01	22.68	21.36	20.61	21.09	32.02	30.60	12.85
ROAE*****	%	**13.23**	**12.13**	15.91	16.58	18.01	18.90	19.72	18.48	23.44	24.53	8.27
Net Sales / Total Assets	Times	**0.59**	**0.53**	0.39	0.45	0.46	0.45	0.42	0.41	0.51	0.50	2.61
Debts Equity Ratio	Times	**0.32**	**0.32**	0.18	0.16	0.14	0.20	0.27	0.21	0.22	0.25	0.67
Debt Equity (net of cash & cash equivalents)	Times	**0.12**	**0.17**	-	-	-	0.09	0.20	0.14	0.10	0.12	0.43
Debts Capitalisation Ratio	Times	**0.25**	**0.25**	0.16	0.14	0.13	0.17	0.21	0.17	0.18	0.20	0.40
DPS	Rs	**16.50**	13.50	13.50	12.00	8.00	6.50	5.25	4.50	6.00	5.50	1.35
EPS	Rs	**90.71**	**62.92**	92.12	91.06	82.23	76.11	66.64	52.50	80.79	60.81	3.26
CEPS	Rs	**125.03**	**91.49**	112.85	110.18	100.41	92.85	77.06	58.18	87.81	67.67	9.01
No. of Equity Shareholders	No	**1,17,124**	**153,607**	35,955	37,925	39,769	38,780	37,294	37,656	38,577	37,981	18,610
No. of Employees	No	**13,675**	13,752	12,955	12,892	12,964	12,968	12,445	11,935	11,388	10,946	7,987
Average Cash LME (Aluminium)	US$/MT	**1,496**	1,354	1,395	1,533	1,473	1,291	1,566	1,505	1,723	1,648	1,148
Average Cash LME (Copper)	US$/MT	**2,046**	**1,586**	-	-	-	-	-	-	-	-	-
PRODUCTION												
Calcined Alumina	MT	**591,297**	**501,270**	494,724	476,700	453,305	421,486	361,520	333,223	341,031	319,873	181,594
Aluminium Metal	MT	323,184	266,837	261,338	251,492	248,930	240,926	200,304	166,272	175,398	164,280	123,646
Wire Rods	MT	**58,233**	**50,789**	52,203	43,946	49,018	51,197	45,482	42,704	45,865	44,454	30,315
Rolled Products	MT	**77,069**	**73,171**	70,113	62,811	58,690	44,668	34,193	18,302	31,378	38,202	25,742
Extruded Products	MT	**18,194**	**18,973**	16,250	18,602	14,959	11,995	12,389	11,798	12,589	11,416	8,516
Foil	MT	**18,560**	**19,235**	17,209	12,756	7,537	1,551	26	-	-	-	-
Wheel	Pcs	**99,091**	56,117	22,889	23,058	5,451	-	-	-	-	-	-
Copper Cathodes Produced	MT	186,611	185,159	-	-	-	-	-	-	-	-	-
Continuous Cast Copper Rods	MT	**91,380**	**76,766**	-	-	-	-	-	-	-	-	-
DAP and Complexes	MT	231,903	315,785	-	-	-	-	-	-	-	-	-
Gold	Kgs	**6,908**	5,451	-	-	-	-	-	-	-	-	-
Silver	Kgs	31,513	30,500	-	-	-	-	-	-	-	-	-

** Figures for 2002-03 onwards include figures relating to the copper business acquired from Indo Gulf Corporation Ltd. with effect from 01.04.2002.

***** ROAE is based on profit before extraordinary items.



MANAGEMENTS' DISCUSSION AND ANALYSIS

Mr. D. Bhattacharya
Managing Director

OVERVIEW

It was yet another landmark year for your company strategically and operationally. Among its strategic successes have been: (1) the successful completion of low cost brownfield expansions in Aluminium and Copper, (2) acquisition of the second copper mine in Australia, (3) increasing its shareholding in Indal, (4) securing a majority stake in Utkal Alumina, through Indal, and fifthly, finalising a further expansion in Copper to make it as one of the largest custom smelters in the World.

Operationally too, it was a historic year with a record high Net Profit of Rs. 8,389.3 million bolstered by 24% higher revenues in 2003-04 (FY04). Importantly, the Consolidated Net Profits of your company, excluding joint ventures crossed the Rs.10,000 million mark, making it part of a handful of privileged corporates in India.

This is a commendable achievement given the challenging business environment that prevailed during the year. Notwithstanding rising LME, the sector suffered due to a steep cut in import tariff on Aluminium and Copper, appreciation of the Indian Rupee against the US Dollar, sustained weakness in the Copper Treatment Charges and Refining Charges (TcRc) as well as the negative impact of soaring sea freight charges globally. The success of strategic initiatives including the low cost brownfield expansions, regaining of efficiencies, rising share of value added products and a positive change in the market mix helped.

STRATEGIC INITIATIVES

Brownfield expansion in Aluminium

With the successful completion of the brownfield expansion in Aluminium at Renukoot, Uttar Pradesh, the capacity of the Aluminium Smelter stands raised to 345,000 TPA while those of the Alumina Refinery and Captive Power Plants have moved up commensurately to 660,000 TPA and 779 MW respectively. The entire expansion was completed ahead of schedule, well within the budgeted costs of Rs.18,000 million.

A further de-bottlenecking of the plant will be through installation of balancing equipments at minimal costs. This will raise capacities of the Smelter and Alumina Refinery to 360,000 TPA and 700,000 TPA respectively over the next 2 years. A 41 MW co-generation plant at Renukoot will augment the power capacity.

Net Revenues - Rs. 61,909 Million


Aluminium
48%

EBIDTA - Rs. 15,149 Million


Aluminium
74%

Brownfield expansion in Copper

With the commissioning of the low-cost brownfield expansion in Birla Copper at Dahej, Gujarat the capacity of your Company's Copper Smelter is up by 100,000 tonnes to 250,000 TPA. The ramp-up has, so far, been very encouraging. Apart from volume growth, this enhanced capacity will strengthen cost competitiveness and position Birla Copper amongst the top-20% low cost producers globally.

Your Company aspires to be among the top-10% low-cost Copper producers worldwide. To do this, it has undertaken the expansion of its Copper Smelter to 500,000 TPA. This will help in sweating physical and infrastructure assets at Dahej optimally and further improve cost competitiveness. This project is slated for completion in the ensuing 18-24 months.

Acquired Mt. Gordon Copper Mines

After the successful acquisition of Nifty Mines in Western Australia last year, your company has acquired yet another copper mine – Mt. *Gordon* – at Queensland in Australia during the year. The acquisition was done through Birla Mineral Resources Pty Limited, a wholly owned subsidiary, for AUD 24 million, funded through internal accruals.

Mt. Gordon has estimated reserves of 2.12 Lakh tonnes of copper-in-concentrate and produces 48,000 tonnes of copper cathodes annually using the SW/EX process. Your company is discontinuing cathode production and converting the ore into copper concentrate for use at Dahej. The concentrate supply from Mt Gordon is expected to commence during the current fiscal and will further invigorate the copper business.

Indal Stake raised further; Final Open Offer made to shareholders

Your Company has raised its strategic stake in Indian Aluminium Company, Limited (Indal) from 95.9% to 96.5% at an additional cost of Rs. 49.9 million, through an Open Offer made in accordance with regulatory requirements. Towards providing a final exit opportunity to the remaining shareholders of Indal, your company has made a Final Open Offer at Rs.120 per share under the SEBI (Substantial acquisition of Shares & Takeover Regulations), 1996. Your Company is confident of getting complete ownership in Indal. The shares of Indal have been de-listed from all stock exchanges.



State of the Art
Billet Casting Machine

Utkal Alumina: A new growth platform

Towards creating a strong growth platform for the aluminium business, your company has decided to pursue the implementation of a global sized Alumina project in Orissa, under the aegis of Utkal Alumina Limited, a joint venture between Indal and Alcan of Canada. Your company holds 55% stake in the joint venture, through Indal and the rest is held by Alcan. The land has been acquired and mining leases for bauxite reserve of over 195 million tonnes has been obtained. This would meet 65 years requirement at the planned initial capacity. The progress on the joint venture has been satisfactory and should gain further momentum in the coming fiscal.

Value unlocked from shareholding in Indo Gulf

Your company has divested its entire holding of 3,915,871 shares of Indo Gulf Fertilisers Limited, being 8.6% of its equity capital, for an aggregate value of Rs. 293.5 million through open market transaction(s). Your company has realized profits of Rs. 204.6 million as other income during the year.

BUSINESS PERFORMANCE REVIEW

Aggregate revenues have grown 24% notwithstanding sectoral challenges while operating profits are higher by 16% at Rs. 15,149.1 million. Net profit for the year at Rs. 8,389.3 million is the highest ever achieved by your company. The Aluminium business has accounted for 48% of revenues and 74% of operating profits with the rest coming in from the Copper business. A detailed review of the business performance and future outlook is outlined.

ALUMINIUM BUSINESS

Review of operations

The aluminium business has demonstrated strong recovery in operating margins on the back of regained efficiencies, improved economies of scale and expanded capacities. A marked improvement in domestic demand, rising share of domestic volumes, enriched product mix and better realisation also boosted performance, notwithstanding a cut in import duties, and an appreciating Rupee.



Coils ready for Rolling at Davy Cold Mill

Coal supply problems solved fully

By securing additional linkages to meet the entire requirements of expanded power capacities at Renusagar, the problems linked to coal supply have been resolved. Efforts are on to ensure continued availability of quality coal in sufficient quantities throughout the year.

Availability of Bauxite

Your Company made significant efforts to secure uninterrupted supplies of bauxite including the required quantities of Gibbsitic bauxite towards increasing production and reducing costs. As you are aware, your company's bauxite mines in the states of Jharkhand and Chattisgarh witness frequent insurgency and related interruptions. Your company has strengthened its rural development initiatives in the affected regions to establish a bond with the people and to let them know that we care for them. While doing so, new sources of supplies for Gibbsitic bauxite have been developed in the states of Gujarat and Karnataka and new mining leases are being secured in the state of Orissa. Your company is confident of ensuring uninterrupted supplies of quality bauxite to the Alumina Refinery.

Metal production at record high levels

As part of the brownfield expansion, your company successfully commissioned the 11th Pot Line. Operations at the old Pot Lines affected by power disruptions last year have been normalised.

Metal production has grown 21% from 266,837 to 323,184 tonnes, backed by 18% higher production in Alumina.

Production of Rolled products grew by 5% to 77,069 tonnes accompanied by a richer product mix. Redraw Rod production surged 15% to 58,233 tonnes on better demand from the electrical sector. Extrusion production declined by 1,354 tonnes to 17,468 tonnes, and Foil production declined by 3.5% to 18,560 tonnes mainly due to change in product mix. Alloy Wheel production zoomed from 56,117 pieces to 99,091 pieces.

Sales up 24% with richer product mix

Leveraging strong supplies, your company improved aggregate sales volumes by 24% to 326,199 tonnes with domestic sales accounting for 85% of volumes as against 82% in FY03. This has been possible due to a rise in

Sales of Value Added Products


Volumes (MT)
89,587
6%
95,345
19,243
19,001
51,343
18,818
18,352
58,175
FY 03
FY 04
Sales Turnover (Rs. Million)
9,523
8%
10,331
2,561
1,922
5,040
2,566
1,922
5,843
FY 03
FY 04
Rolled
Extrusion
Foil

market share and better demand from end-users. Helped by the success of its marketing and branding efforts, emphasis on quality and customer service, your company has been able to increase its market share from 32% to 35% in FY04. Together with Indal, its subsidiary, the combined share stands tall at 43% against 39% last year.

The product-wise sales break-up is as follows:

Products	Sales Volume (MT)			Net Sales (Rs. Million)		
	FY04	FY03	% Change	FY04	FY03	% Change
Ingots	160,595	109,417	47	12,851	8,344	54
Billet	9,724	12,296	(-) 21	802	967	(-) 17
Redraw Rods	58,778	50,268	17	4,991	4,146	20
Rolled Products	58,175	51,343	13	5,843	5,040	16
Extrusion	18,352	19,001	(-) 3	1,922	1,922	0
Foils	18,818	19,243	(-) 2	2,566	2,561	0
Others	1,757	1,451	21	985	760	30
Total Sales	326,199	263,019	24	29,960	23,740	26
Value Added Products	95,345	89,587	6	10,331	9,523	8
Exports (FOB)	47,914	46,861	2	3,851	3,711	4

- **Ingots**

  Though a significant part of enhanced supplies were used for value addition, higher metal availability necessitated higher metal sale in the form of Ingots in the domestic and export markets which found way into secondary producers of Redraw rods and Extrusions. Consequently, Ingot sales volumes grew substantially, by 47% to 160,595 tonnes. Of this, over 6,460 tonnes were sold in the form of alloys to domestic automotive producers as well. Aggregate product revenues have grown even stronger, by 54% to Rs. 12,851 million, reflecting the rising trend in domestic prices, especially during the second half.


HINDALCO
Freshwrapp
72 METRE PACK
ALUMINIUM FOIL

Freshwrapp -
Aluminium Kitchen Foils

- **Billets**

  Keeping in mind the poor net realisation, your company consciously scaled down Billet exports. Hence despite a 39% growth in domestic sales volumes at 6,248 tonnes, aggregate Billet volumes declined 21% from 12,296 tonnes to 9,724 tonnes in FY04.

- **Redraw rods**

  Taking advantage of the robust demand from the Electrical sector, your company improved Redraw rod sales volumes by 17% in FY04. Product revenues grew by 20%, mirroring higher realisation. In addition, your company benefited from the improved demand in the electrical sector by supplying higher quantities of Ingots to secondary producers of Rods as well.

- **Rolled Products**

  Rolled products, the biggest value added segment, registered an impressive performance. The continuing growth in the construction sector, a pick up in the consumer durables after a gap of two years and sustained strong demand from the packaging sector served to fuel it. With aggressive marketing and branding, and higher exports Rolled product sales surged by 13%, from 51,343 tonnes to 58,175 tonnes, in FY04.

  Your Company's thrust has also been on developing new applications and brands that have future potential. "*Everlast*", the roofing sheet brand launched last year, was marketed intensively by leveraging the distribution network optimally. Brand sales were higher by 90% YoY and offers promising prospects for the future.

- **Extrusions**

  Extrusion volumes were lower marginally due to a change in the product mix and reduced orders for strategic applications. In the non-strategic application areas, domestic volumes are up by 21%, driven by a marked rise in supplies to the transport and building and construction sectors. Some of the prestigious construction projects in the country use our extrusions. Export growth has been rewarding as well. Reflecting rising LME and higher domestic metal prices, product realisations have risen marginally amidst intense competition. Consequently, despite lower volumes, product revenues have been maintained at Rs. 1,922 million.

  As part of its product/application development efforts, your company mooted using of extruded aluminium profiles in bus and truck bodies. As its initial efforts met with success, your company took the idea forward with large automotive producers, including the largest chassis manufacturer in India. Your company expects an encouraging response on the wings of which it hopes to reap benefits in the years to come.



Aura – A wide range of Aluminium Alloy Wheels

- Foils

Aggregate Foil volumes declined marginally as your Company stayed away from unprofitable user/application segments. The sale of thin gauge products grew by 7% to 192 million square meters. Sales in high value segments like FMCG and exports have risen by an impressive 45% and 28% respectively. With a positive change in the product mix, average realisation moved up significantly and sustained product revenues despite lower volumes.

The emphasis on new brands/applications continues. The "Freshwrapp" kitchen foils brand is making substantial in-roads into the market. The launch of an innovative "*24 Hour Bacteria Protection*" foil for the first time in the country bolstered both volumes and market position. To attain higher volumes the distribution reach has been extended to several smaller towns and far-off places across the country. Growth areas like Finstock, Bare Foil and Kitchen Products that have significant long term potential have been beefed up.

- Wheels

The Wheels division performance has been commendable. Sales volumes moved up from 52,786 pieces to 105,975 pieces in FY04. The acceptance of "Aura" brand by a large number of automotive manufacturers improved OEM sales by 147% and growth in the aftermarket segment has also been equally remarkable at 45% YoY. Aggressive marketing and promotional efforts, backed by successful campaigns like "Make Heads Turn" have played their part. In its maiden effort, your company exported 19,000 wheels to the developed markets of Germany and Japan, which is encouraging.

Your company has obtained the ISO TS16949 certification. The new standard aligns existing automotive quality systems in the US, Germany, France and Italy by specifying quality requirements for design and development, production, installation and servicing of automotive-related products. This is a significant achievement and should help boost prospects in the export sector for your company.

Pricing and Profitability

Apart from strong volumes, your company gained from the rising trend in global metal prices. LME Aluminium soared from a low of $1,310/Ton in April 2003 to a high of $1,728/Ton before settling at $1,710/Ton in April 2004. Consequently, the annual average LME was higher by 10% at $1495 against $1354 in FY03, attributable to a strong demand from China, rising alumina prices, expectations of US recovery and increased fund demand.

LME Prices


1770
1670
1570
1470
1370
1270
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04

Domestic ingot realisation grew by 2.5% to Rs. 81,389 per tonne in FY04, despite an unprecedented 5% appreciation in the value of Indian Rupee against the US Dollar and a 5 % cut in import tariff on Aluminium in January 2004, which affected landed cost of imports and hence the pricing power. On the back of this and improving demand for downstream products, your company has been able to realise better prices in the value added product segments as well.

Smart Recovery in Operating Margins

Coupled with regained efficiencies, enhanced volumes with richer product and market mix as well as tight control over costs, business operating margins improved from 34.8% to 37.1% in FY04. There has been a gradual improvement in operating margins through the quarters.

Aggregate operating expenses are higher by 21% from Rs. 15,724 million to Rs. 18,994 million, largely due to enhanced volumes and rising cost of key inputs like CP Coke, Bauxite and Caustic Soda. The extent of the rise has been significantly below volume and revenue growth, thus resulting in expansion of operating margins.

	FY04	FY03	% Change
Sales Volume (Tonnes)	326,199	263,019	24.0%
Sales & Operating Revenues (Rs. Million)	30,109	24,010	25.4%
Operating Expenses (Rs. Million)	18,994	15,724	20.8%
Operating Margins (%)	37.1%	34.8%	

ALUMINIUM OUTLOOK

Global Industry Outlook

The global aluminium industry appears poised for a strong growth during the current year given expectations of an economic recovery in the US, synchronised recovery in Europe, Japan and other large economies as well as continued growth in Asia, even with the likely deceleration in China.

Though experts are still debating on its pace, there appears to be a consensus on an economic recovery in the US during the year. The available lead indicators endorse this view. In fact the actual demand from key user



Everlast Aluminium Roofing Sheets

sectors has been robust during the first quarter of CY04. Japan is showing signs of growth, spurred by a booming transport sector and rising industrial investment. Europe is sending mixed signals and remains the weakest region in the Western World.

Asia continues to be the best performer with demand growth nearly double that of the global average and an encouraging outlook for the future. Asia is expected to emerge as a major force, even with a possible slowdown in China. Though experts appear undecided on the actual impact of the credit and capital restrictions imposed by China recently, there seems to be agreement on a likely moderation in demand growth for basic materials, including aluminium. Expert views indicate a double-digit growth even in the worst case scenario, but more realistically in the region of 15-17% in 2004.

Against this backdrop, experts forecast global demand to grow by 7.3% in 2004. However, constrained by soaring alumina and energy costs as well as power shortages, global production is expected to be higher only by 5.5% in 2004. Though new capacities are being planned in China, they are more likely to replace the older, less efficient facilities and thus are unlikely to add significantly. Global inventories are expected to drop gradually, from current levels of 1.2 million tonnes, which augurs well for aluminium prices.

Having touched a peak of $1845 in April 04, LME prices have tumbled in May 04 apprehensive of higher interest rates in the US, consequent Dollar strengthening, demand concerns in China and soaring oil prices. Experts see the fall as sentiment driven as the prices remain weak despite falling inventories. Given expectations of strong demand and likely further fall in inventories, experts forecast renewed strength in prices during CY04. LME aluminium is thus expected to average around $1600 per tonne in FY05, against $1496 per tonne last year.

Domestic Industry Outlook

The domestic sector outlook is even more exciting, both in the immediate and long term. Improving purchasing power, changing lifestyles and increasing popularity of aluminium intensive applications point towards a potential rise in per-capita consumption. The upside is evident from the fact that Indian per capita consumption is only 600 grams, against an average of 1.2 - 1.5 kilograms for most emerging markets and over 3.0 kilo grams in China.

The power sector appears poised for a strong growth in the near future. The restructuring of State Electricity Boards, passage of the Electricity Bill and a thrust on development of the Transmission & Distribution segment have created a strong growth platform. The forecast requirement of 100,000 MW of additional generation capacities during the 10th Plan Period is likely to result in an enhanced activity in the generation as well as



Pig Ingots ready for dispatch

distribution segments. Private sector entry looks possible and will add further strength. This augurs well for aluminium, as Power segment is the largest consumer accounting for 31% of demand in the country.

The auto sector, accounting for 18% of demand, is on an overdrive benefiting from changing consumer preferences and affordability. The growth momentum appears sustainable. This apart, aluminium demand is boosted by intensity of usage, which is far lower than developed market averages now. The entry of multinationals with newer models and strengthening environmental norms are behind this. Finally, India is fast emerging as a global sourcing destination for auto components, which is adding further strength to demand. Consequently, we see stronger growth in demand from this key user segment over the next few years.

The building and construction sector should perform strongly as well. Improved availability of cheaper funds, stable real estate prices and continuing fiscal incentives should drive growth in housing. Coupled with growing acceptance of aluminium in place of wood and increased intensity of usage in construction, this sector should emerge as a stable contributor.

The outlook for the consumer durables and packaging sector too is positive. Consumer durables have made a strong come back on improving consumer sentiments and strengthened economic activity in the urban and rural sectors. We see a continued demand from this user sector. The packaging sector too should contribute significantly, with rapid growth in its usage in the food and beverages industry, pharma sector and successful substitution of tin in key application areas.

Overall, we expect domestic aluminium consumption to grow by an impressive 7-8% in FY05. However, the country will witness excess supplies with stabilisation of operations at expanded capacities. Most large producers have expanded capacities during the last 12-18 months and are under stabilisation now. This would find their way into the deficit markets of Asia. Given the relative attractiveness of the domestic markets, there will be sustained pressure for market share and prices in the local markets.

Like in the past, domestic prices will track landed cost of imports and hence will follow LME trends, outlook for which is positive. The Rupee appreciation and impending duty cuts will play a crucial role in determining premium over LME prices.

Business Outlook for Hindalco

Your company is amongst the lowest cost producers of aluminium globally. It benefits from superior operating efficiencies, full integration and locational advantages that give it cost effective access to bauxite and coal. Your company gains from market leadership in India and an enviable customer reach, which is further reinforced through Indal, its subsidiary.



Extruded Products

Going forward, your company will leverage the strengths of sustainable strategic advantages optimally. Towards this end, our strategy is three pronged:

- The first leg of the strategy focuses on improving cost competitiveness further, through improvement in efficiencies, reducing costs and sweating assets optimally.

  Having regained lost efficiencies, your company is focusing on further improving efficiencies and reducing consumption norms of power, caustic and bauxite. The acquisition of new mining leases for high quality gibbsitic bauxite in Orissa is integral to this strategy. Through in-house technological innovations, power consumption is being brought down significantly. Further, towards improving thru-put and reducing cycle time, an extended ERP system is being implemented.

  While doing so, your company will explore opportunities for further sweating of assets both in the metal and downstream segments. This will provide better economies of scale and enhanced cost competitiveness in the future. The planned de-bottlenecking of the Smelter and Alumina Refinery capacities is critical.

- The second leg of our strategy focuses on improving effectiveness in the market place. Your company will leverage the strength of the Hindalco – Indal combine in the market place, complimentary nature of their product capacities, and product offerings, excellent brands and enviable customer reach.

  A simultaneous emphasis will be on developing the market itself through new applications and brand building.

  Apart from its recent initiatives, your Company is working on several other new applications for Rolled, Extrusion and Foil segments that would not only help grow the markets and volumes, but also enrich the product mix significantly in the coming years.

- Finally, your company will explore opportunities for value adding growth to take advantage of the exciting long term potential in the country.

  Towards this end, we will explore opportunities for large-scale brownfield/greenfield expansions as well as pursue inorganic opportunities that may arise from time to time. The implementation of a global sized alumina refinery – i.e., Utkal Alumina, through Indal, is a step in this direction. This strategic effort will aid in tapping significant opportunities for Alumina exports to the deficit markets of Asia by leveraging the superior quality bauxite reserves available in country.

Hindalco's high quality
Rolled Coils



COPPER BUSINESS

Review of operations

The performance of Birla Copper, the copper business of your company, has been satisfactory. As a result of expanded capacities, production and sales volumes grew marginally. Business profitability however fell due to sharp fall in Treatment Charges and Refining Charges (TcRc) that hit a historic low despite rising global prices. The unprecedented rise in global sea freight charges and an appreciating Indian Rupee also adversely impacted profitability, which was partly offset by impressive gains in operational efficiencies and the benefits of low cost brownfield expansion.

Copper production at record high

As mentioned earlier, your company successfully commissioned the expanded Smelter in February 2004, raising the installed capacity to 250,000 TPA. The capacity ramp-up has been impressive and operations have been fully stabilized now. The new Smelter contributed marginally towards volumes. With full year operations it is expected to help in substantial growth in the coming year.

The total production was above the rated capacity, at 115% utilisation, with a cathode production of 186,611 tonnes in FY04. Production of the value added CC Rods rose from 76,766 tonnes to 91,380 tonnes, enriching the product mix.

Sales exceeded production, helped by growing exports

Aggregate sales volume grew by 5% to 195,130 tonnes. This is remarkable considering the decline in domestic sales volumes, from 87,158 tonnes to 80,955 tonnes in FY04. A steep fall in demand from the Jelly Filled Telecom Cable (JFTC) sector, the biggest user segment in India, deterred growth. Though other user segments performed well, they could not compensate for the loss from the JFTC entirely. A surge in imports from Sri Lanka also put pressure on domestic volumes.

Amidst difficult market conditions, your company leveraged its strong brand, product quality, LME accreditation and locational advantages to penetrate deeper into the deficit markets of Asia, especially South East Asia and the Far East. Aggregate exports grew 15% from 98,535 tonnes to 114,175 tonnes in FY04. Direct exports grew by 14%, and deemed exports are higher by 29% YoY.

Your company has enriched its product mix, with value added Continuous Cast Copper Rods (CC Rod) accounting for 52% of volumes as against 48% in FY03. Reflecting a positive change in the product mix, rising LME and higher premiums, average realization grew by 20% to Rs. 122,388 per tonne, though a significant part of which was a complete pass through in nature and thus had little impact on business profitability.

Pricing and Profitability

Birla Copper is a custom copper smelter and is dependent on TcRc for profits. Although cost effective conversion, premium over LME, value from by-products and the differential duty between raw material and finished goods add strength, TcRc remains the key determinant of profitability.

Against this backdrop, please do reckon with the fact that the Spot TcRc had dropped from 5.39 c/lb at the beginning of the year to a record low of 2.56 c/lb during the last quarter. Though the extent of fall has been relatively lower in case of Contract TcRc, it still slipped from 13.5 c/lb to 12.0 c/lb during this period. This affected the profitability of custom copper smelters globally and was caused by the unfavourable supply situation, in turn due to ongoing consolidation in global copper concentrate markets. Through its strategy of sourcing a majority of concentrate requirements through long-term frame contracts, Birla Copper has been able to minimize the effect of the TcRc meltdown.

Business operating margins declined from 18.0% in FY03 to 12.5% notwithstanding a sharp rise in LME copper prices during the year. As mentioned, LME prices are a pass-through in nature and in fact have an indirect negative impact due to the base effect. A significant reduction in conversion costs, improved operational efficiencies and benefits of the low cost brownfield expansion, helped contain the fall.

Copper prices on LME increased from $1576 per tonne at the beginning of the year to $3000 per tonne by the year end –an increase of 84%. The annual average price of $2,046 per tonne is an increase of 30% YoY. This is attributed to improving industry fundamentals and renewed buying by fund managers. Global demand grew by over 4% in 2003 against only a 1.7% growth in 2002. The continued strong demand from China and stockpiling by Codelco were key. Expectations of an even stronger growth with the impending US recovery strengthened sentiment further. Supply growth lagged significantly and led to falling inventories, from 1.3 million tonnes in January 2003 to only 0.5 million tonnes by March 2004.

The Precious Metal Refinery (PMR) and Di-Ammonium Phosphate (DAP) plants have reported a satisfactory performance. The PMR produced 6,908 kilograms of Gold and 31,513 kilograms of Silver - a growth of 27% and 3% respectively. Profitability of the precious metals remains negative due to higher import duty on concentrates than finished goods, both for Gold and Silver. The production of DAP/NPK was scaled down consciously from 315,785 tonnes to 231,903 tonnes in FY04. This was due to a significant reduction in subsidy on fertilizers by the Government, which made its manufacture unviable using imported Phosphoric Acid, as done by your company.

COPPER OUTLOOK

Global Industry Outlook

The outlook for the global copper industry is stable for now, but looks promising in the long term. As in Aluminium, the Copper industry will benefit from the impending economic recovery in the US, its impact on other large economies and continued strong growth in Asia, led by China.

The US demand is recovering slowly aided by restocking and absolute pickup in end-user segments. Likewise, in Japan, demand is gaining momentum led by copper wire and cable segments. Europe is improving, but at a relatively slower pace. The rise in Euro in recent months has hampered exports of copper consuming goods and a weak construction sector is holding back the domestic demand. Led by China, Asia is likely to remain the star performer even in 2004. Notwithstanding concerns over the impact of the credit and capital restrictions imposed, experts forecast continued strong growth in China, though its pace would slowdown gradually. Demand growth in China is forecast at 13% for the year as against 17-18% during the last 3 years, which is likely to be around 7-8% per annum over the next few years.

On the back of these, experts forecast global demand to grow by 5% in 2004, against 2.7% in 2003. Even with planned Smelter restarts, supply growth is expected to lag significantly and keep the global market in deficit. Asia will remain the most attractive market given a demand-supply gap of over 2 million tonnes, expected to rise gradually. Given the enviable locational advantages as compared to their western counterparts, this will provide significant opportunities for Indian producers in the coming years.

Outlook for copper prices and TC/RC

Reflecting improving fundamentals, characterized by strengthening demand, supply remaining tight and tumbling inventories, copper prices rose to a high of $3009 per tonne in April 04. Like in Aluminium, macro concerns have brought LME prices down in May 04. Experts however see this as sentiment driven. LME prices are expected to average around $2700 per tonne in CY 2004 as against $1780 per tonne last year. For custom copper smelters, TcRc outlook however is more critical, being the key determinant of sustainable profitability.

TcRc charges have been on a downhill due to industry consolidation and voluntary cutback by miners during 2002 and serious setbacks at some of the largest copper mines in the World during 2003. Setbacks in Antamina, Andia, El Teniente, Grasberg and Escondida removed almost 300,000 tonnes of copper-in-concentrate and limited supply growth to only 1.4% in 2003. An accident at PT Freeport in Indonesia, the world's largest concentrate mine, affected supplies further.

With reactivation of these mines and prospects of higher production at other mines including Grasberg, Escondida, Antamina and Collahuasi, experts forecast concentrate production to grow by almost 3% to over 11 million in 2004. The growth will be back-ended with second half likely to see at least 0.5 million tonnes more supplies than the first half. In the forecast firm LME price environment, this raises significant hopes of a gradual improvement in TcRc, especially during the second half of 2004. A modest recovery in the Spot TcRc in recent months further endorses this view.

Domestic Industry Outlook

Domestic demand outlook remains a cause for concern. The crash of optic fibre prices and rapid expansion of wireless and mobile communication technologies have led to significant contraction in demand for Jelly Filled Telecom Cables (JFTC), the biggest user segment. This, in turn has taken a significant toll on copper demand in India. Though other user segments viz., Winding Wires and Transformers are doing well and being helped by the improving outlook for the power sector, they are unlikely to bridge the loss in volumes entirely. Domestic demand is thus expected to grow only by a modest 5% annually over the next 2 years.

In a rapidly expanding capacity environment, this would warrant a razor sharp focus on exports, both direct and deemed. The prospects for direct exports is encouraging given the forecast strong demand and widening demand-supply gap in Asia. Deemed exports should also rise given the improving outlook for downstream product exports and strong competitive advantage enjoyed by downstream producers in India. We see a strong outlook for domestic copper producers.

Business Outlook for Hindalco

The copper business is poised for strong growth in the coming years. To succeed, your company will draw on its strategic strengths arising from coastal advantages, superior operating efficiencies and the benefits of low cost brownfield expansions, completed recently. The value contribution from by-products and the captive jetty will add further strength. Towards benefiting from emerging growth opportunities, your company has drawn a three-pronged strategy:

- The first leg of the strategy focuses on attaining global cost competitiveness. The recent low cost brownfield expansions are a step in this regard and their benefits have positioned Birla Copper in the first quartile for global costs already.

  Towards enhancing competitiveness further, your company has embarked on another expansion to double the Smelter capacity to 500,000 TPA at minimal costs.

  Above all, its benefits will help mitigate the negative impact of a likely cut in import tariff by the Government in the coming years.

- The second leg of our strategy focuses on strengthening presence in exports while retaining leadership in the domestic markets. Your company has taken proactive efforts in recent years to penetrate into the high growth markets of Asia, keeping in mind the slow growth in domestic markets and strategic expansion plans. We will ride on the success of recent efforts and penetrate deeper into the profitable markets of South East Asia and the Middle East. The huge demand supply gap in the region as well as improved availability of low cost metal from expanded capacities will be leveraged optimally. We will also draw on the superior quality of our products as well as customer and technical service capabilities appropriately.

- Finally, we will concentrate energies on further strengthening of presence in the Copper mining sector. While tapping the copper value chain optimally, strengthening mining presence will assist us in securing concentrate supplies in a tight market condition. This is critical given the rapidly expanding capacities at Birla Copper.

  We will strive to improve our presence in the copper mining sector towards achieving a fair balance between captive and merchant sources for concentrate requirements in the future. This will be achieved through further acquisition of copper mines globally.

FINANCIAL REVIEW AND ANALYSIS

Highlights (Rs. in Million)

	FY04	FY03
Net Sales	61,909.0	49,856.2
Operating Income	352.8	521.1
Total Expenditure	47,112.7	37,405.6
Operating Profit	15,149.1	12,971.7
Other Income	2,093.4	1662.4
Interest	1,611.8	1,364.9
Depreciation	3,174.0	2,642.2
Profit before Tax	12,456.7	10,627.0
Provision for Current Tax	2,606.4	2,520.0
Provision for Deferred Tax	1,461.0	652.5
Profit before Extraordinary Items	8,389.3	7,454.5
Extraordinary Items	—	1,633.1
Net Profit after Extraordinary Items	8,389.3	5,821.4

Net Revenues and Operating Income

Net sales revenues have gone up 24% from 49,856.2 million to Rs. 61,909.0 million in FY04, helped by 26% higher revenues in Aluminium and a 22% surge in Copper revenues. In addition, your company has also registered an Operating Income of Rs. 352.8 million against Rs. 521.1 million last year. Your Company has clocked an operating profit of Rs. 15,149.1 million, reflecting a growth of 17% over that of last year.

Other Income

Other Income has gone up 26% from Rs. 1662.4 million in FY03 to Rs. 2,093.4 million as improved availability of surplus funds was deployed in short term investments, aided by interest received on income tax refunds and higher dividend receipts. The other income also includes over Rs. 204.6 million of profits realised on the sale of entire stake in Indo Gulf Fertilisers Limited, another company of the Aditya Birla Group.

Interest

Gross interest charges are lower at Rs. 1,824.1 million as against Rs. 1,949.8 million because of repayment of high cost debts and raising of fresh debt at benchmark rates during the year. Your company therefore managed to bring down average cost of debt from 9.0% to 8.2% in FY04. In accordance with the Accounting Standard (AS-16), the Company capitalised a sum of Rs. 212.3 million and thus charged a net interest of Rs. 1611.8 million to the revenue account in FY04.

Depreciation

Depreciation charges have risen 20% from Rs. 2,642.2 million to Rs. 3,174.0 million in FY04. A significant portion of the increase is attributed to charges associated with the commissioning of the Brownfield expansion in both Aluminium and Copper. Your company has added a sum of Rs. 10,037.8 million to the Gross Block during FY04.

Current and Deferred Tax

As a result of the recently completed brownfield expansions in Aluminium and Copper, your company has managed to bring down effective current tax rate from 23.7% to 20.9% in FY04. Consequently, current taxes grew only by 3% to Rs. 2,606.4 million during the year. Your company has made an additional provision of Rs. 1,461.0 million towards deferred taxes during the year.

Net Profit

Your Company's Net Profit before extraordinaries grew by 13% from Rs. 7,454.5 million in FY03 to Rs. 8,389.3 million in FY04. Adjusted for extra-ordinary charges of Rs. 1,633.1 million incurred during the last year, Net Profit for the year is higher by 44% YoY.

Earning Per Share (EPS) adjusted for extra-ordinary charges of the previous year, has gone up from Rs. 80.6 to Rs. 90.7 in FY04. Cash Earnings Per Share (CEPS) surged from Rs. 109.1 last year to Rs. 125.0 this year.

Cash Flow Analysis (Rs. in Million)

	FY 04	
	Amount	**%**
SOURCE OF CASH		
Cash from operations	11,133.3	76.8%
Non-operating income	1,316.8	9.1%
Net debt Inflows	2,047.4	14.1%
Share Call money received	0.1	0.0%
Total	**14,497.6**	**100.0%**
APPLICATION OF CASH		
Net capital expenditure	6,960.7	43.4%
Investment in subsidiaries	431.9	2.7%
Other investments (Net)	5,583.5	34.9%
Interest charges and lease rentals	1,636.9	10.2%
Dividend payout – FY03	1,408.3	8.8%
Total	**16,021.4**	**100.0%**
Increase / (Decrease) in Cash and Cash Equivalents	(1,523.8)	

Source of Cash

Income from operations

Cash from operation stands enhanced at 11,133.3 million, accounting for 77% of total source of cash in FY04. This was achieved on the back of higher volumes in both businesses and improved realisations in aluminium. Importantly, the robust cash reaffirms Hindalco's ability to generate strong cash from operations.

Non-operating income

About 9% of aggregate cash flows was accounted for by non-operating income comprising of dividend on long term as well as short term Investment and interest on short term Investments.

Net debt inflows

Your Company raised Rs. 2,300 million through External Commercial Borrowing (ECB) at benchmark rates for general corporate requirements. Long term debts worth Rs. 2,233.5 million have been repaid. Net of repayments, debt inflows were at Rs. 2,047.4 million in FY04. Notwithstanding this, debt-equity ratio has been maintained at 0.32 in FY04. Net of cash and cash equivalents, gearing has gone down from 0.17 to 0.12 during this period. A sum of Rs. 1,960.2 million is payable within one year and accounts for 8% of outstanding loans.

Application of Cash

Capital Expenditure

Your Company has invested Rs. 3,785.0 million towards ongoing Brownfield expansions in Aluminium and Copper businesses. Besides, an additional sum of Rs. 3,175.7 million was expended towards normal capital expenditure. The aggregate capital expenditure of Rs. 6,960.7 million, including Rs. 212.3 million of interests capitalised, accounted for 43.4% of cash utilisation in FY04.

Investment in Subsidiaries

During the year, your company has made an additional investment of Rs. 906.6 million in subsidiary companies. A sum of Rs. 49.9 million was invested in equity shares of Indian Aluminium Company Limited, towards increasing holding further from 95.9% to 96.5% in FY04. Further, for acquisition of additional copper mines in Australia, an additional sum of Rs. 752.4 million was invested in Birla Mineral Resources Pty Limited, a wholly owned subsidiary of your company. An additional sum of Rs.104.3 million was invested in the equity shares of Bihar Caustic and Chemicals Limited, which has now become a subsidiary of your company. A sum of Rs. 474.7 million was received from subsidiaries as repayment of loan.

Other Investments

Your Company sold its entire holding of 3,915,871 equity shares of Indo Gulf Fertilisers Limited for an aggregate value of Rs. 293.5 million through open market transactions during the year.

Net investment has gone up by Rs. 5,877.0 million and is primarily in the form of bonds and units of debt schemes of domestic mutual funds. A sum of Rs. 593.5 million has resulted from profits of sale / purchase of Mutual Fund units.

Interest and Lease Rents

Your Company has effected interest payments (net of capitalised interests) of Rs. 1,636.9 million, accounting for 10% of aggregate cash utilisation in FY04. Total interest accrued but not due as at the year-end was Rs. 557.3 million, as against Rs. 582.5 million in the previous year.

Dividend

A sum of Rs. 1,408.3 million was utilised for payment of dividend and corporate tax on dividend for FY03. For the current year, the Board has enhanced the dividend to Rs. 16.5 per share. On its approval and distribution, it will lead to a cash outflow of Rs. 1,721.3 million, accounting for 21% of net profit in FY04.

Working Capital Facility

Your company has a committed working capital facility of Rs. 4,800 million. Of this, only Rs. 645.7 million has been drawn as at 31st March 2004.

Business Returns

Helped by a smart recovery in Aluminum margins and benefits of low cost brownfield expansions in Aluminium and Copper, at least for part of the year, ROACE has improved from 13.6% to 14.2% in FY04 while ROAE has improved from 12.1% to 13.2% during this period. With benefits of stabilised operations for the full year, aggregate returns are expected to improve further in the coming years.

Consolidated Financials

The consolidated financial results of Hindalco along with that of its subsidiaries and joint ventures is impressive. It reflects the robust performance of the company as shown below.

(Rs. in Million)

	Stand Alone	Consolidated
Net Sales	61,909.0	81,960.8
Operating Profit	15,149.1	19,716.0
Profit before Extraordinary Items	8,389.3	9,944.9*
Net Profit after Extraordinary Items	8,389.3	9,934.8*
EPS (before Extraordinary Items) in Rs.	90.7	107.5
EPS (after Extraordinary Items) in Rs.	90.7	107.4
Net Worth	78,530.0	82,455.0

* After adjusting for losses of Rs. 198.3 million of joint ventures

RISK MANAGEMENT

Risk is intrinsic to any business and is an essential ingredient to growth. Efficient management of risk is one of the important distinguisher of successful and not so successful organisations. In case of the industry that your company is in, risk management assumes even more significance. Hence optimal risk management strategies are indispensable part of your company's business.

Your company has a well established system that helps in identifying risk, assessing its significance and implications, while also facilitating proactive actions to better the underlying value of financial assets and earnings. Incorporating learning from volatile markets into its risk management system has also been integral part of the process.

The risk management set-up in the company is headed by Risk Management Board (RMB) which oversees the risk-management policies, engagement of counterparties and various guidelines in this behalf. The members of RMB are nominated by Board of directors. The risk management framework of the company also comprises of Price Management Committee (PMC) which meets on a regular basis to discuss hedging strategies under various price-scenarios. The overall risk management framework is well laid down in a comprehensive Risk management manual, which is updated from time to time.

The subsequent section outlines key areas of risks and systems that are in place to manage these risks optimally.

Commodity Price Risk

Aluminium

The company gets reference from quotations of London Metal Exchange (LME) for its prices in domestic and international markets. Domestic prices also get influenced by import duty, foreign exchange rate (Re /$) and domestic demand-supply factors. On the other hand, exports are priced on prevailing LME futures price on a rolling basis. Higher commodity prices have benefited the company. Your company has approval to hedge its aluminium (exports) price-risk which it shall begin shortly.

Copper

Like Aluminium, Copper also draws price references from LME. However, being a custom smelter, the copper price fluctuations are a pass-through for your company. The primary risk however arises from the gap in timing of purchase and selling of Copper and by-products viz., Gold and Silver. Your company hedges this risk back-to-back using derivative instruments in the LME and London Bullion Markets Association (LBMA).

Another key risk arises from the fluctuations in TCRC, as they are negotiated annually. Your company addresses this problem through judicious use of long term and short term concentrates contracts in the global markets. Acquiring own mines has been a strategic move towards hedging this risk.

Foreign Exchange Risk

Your company is exposed to foreign exchange risk due to imports of raw materials, capital goods and exports of finished goods. However, since company's revenues (both export and domestic) and profitability is dollar-linked, a weakening rupee is beneficial to the company.

In order to hedge its dollar-risk company avails dollar loans, long-term and short-term. Your company also uses optimal mix of Forwards and Options to ward-off this risk.

Interest Rate Risk

Your company is exposed to volatility in the interest rates on foreign as well as domestic currency. Company has been proactively using available hedging instruments in growing Indian interest rate market. Company uses prevailing derivative instruments floating to fixed rate agreements, cross currency swaps etc to reduce the interest cost.

Internal Control System

Hindalco has adequate internal control and MIS systems that define roles and responsibilities of people across various levels of the organisation. These systems facilitate effective checks and controls as well as tight monitoring on a continuous basis. Its management along with internal auditors evaluate and take measures to improve the internal control systems from time to time. The auditors, in detailed discussions with management and statutory auditors, identify key focus areas and an audit plan is prepared accordingly. In addition, a system has been put in place for reviewing these issues and their implementation status from time to time. A well-defined and integrated MIS that forms the basis for all management decisions is in place as well.

CONCLUSION

Your company has delivered a record performance in a challenging business environment that witnessed gradual recovery only towards the year end. This has been achieved through relentless focus on costs and efficiencies, benefits of low cost brownfield expansions and leveraging of sustainable strategic advantages optimally. Our customer centric marketing efforts, successful branding and market development efforts have also contributed significantly.

Given the strengthening outlook for global non-ferrous metals, improving demand in the domestic markets as well as encouraging trends on the pricing front, your company remains excited and is confident of capitalising on the emerging opportunities for value. The macro challenges arising from appreciating Rupee, falling import tariff and a weak TcRc in copper will be overcome through the benefits of strategic initiatives outlined earlier. Helped by these and the impact of full year's operations at the recently commissioned brownfield expansions as well as enhanced synergies with Indal, your company is optimistic of delivering superior earnings and enhanced returns in the coming year. While doing so, we will remain focused on strategic growth initiatives that will ensure sustained delivery of superior value to our shareholders in continuum.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

Corporate Governance, in our view, relates to systems and processes that direct corporate resources and management strategies towards maximising value for stakeholders while ensuring accountability, probity and openness in the conduct of business within the acceptable legal and ethical framework. A good governance process should thus provide sufficient transparency over corporate policies, strategies and the decision making process while strengthening internal control systems and building relationship with stakeholders, including employees and shareholders. The adherence to good governance practices in true spirit, not just in letter, will help align interests of stakeholders, enhance investor confidence and provide access to cheaper capital, in turn facilitating the creation of superior value on a sustainable basis.

The Aditya Birla Group is committed to the adoption of best governance practices and their adherence in true spirit across companies at all times. Our governance practices are a product of self desire to change and its improvement is a continuous process, with no upper bound. Our governance philosophy rests on five basic tenets viz., Protection of rights and interests of shareholders, equality in treatment of all our shareholders, Disclosure of timely and accurate information, Strategic guidance and effective monitoring by the Board and the Board accountability to company and its shareholders. Above all, our governance practices reflect the true spirit of the trusteeship that is deeply ingrained in the value system and reflected in the strategic thought process, at all times.

It is in this context, ***Hindalco Industries Limited,*** a flagship company of the Aditya Birla Group, has been striving for excellence through adoption of best governance and disclosure practices over the last few years. The Company has been making significant disclosures on the Board composition and functioning, management thoughts on business performance and outlook as well as the significant risks and protective measures taken by the Company. During the year under review, the Company has further strengthened the quality of disclosures in this Annual Report while continuing its practice of benchmarking practices with the recommendations of the SEBI Committee on Corporate Governance, highlighted in this report.

Compliance with the SEBI Code on Corporate Governance

1. The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of independent Directors where Chairman is non-executive and at least half of the Board should be Independent in case of an executive Chairman.

   Your Company's Board comprises of 9 Non-Executive/Independent Directors with considerable experience in their respective fields. Of this, 4 Directors are Independent, including a Nominee of General Insurance Corporation of India, an investor.

Name of Director	Executive/Non- Executive/ Independent[1]	No of Outside Directorship Held[4]		No. of Outside Committee Positions Held[5]	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non Executive	11	5	1	-
Mrs. Rajashree Birla	Non Executive	5	6	-	-
Mr. A. K. Agarwala	Non Executive[2]	6	-	1	1
Mr. E. B. Desai	Non Executive	6	3	2	5
Mr. S. S. Kothari	Non Executive	1	1	-	-
Mr. T. K. Sethi	Independent	-	-	-	-
Mr. C. M. Maniar	Independent	11	6	6	1
Mr. M. M. Bhagat	Independent	5	-	1	-
Mr. K. N. Bhandari	Independent[3]	5	-	-	-
Mr D. Bhattacharya	Managing Director	5	-	1	-

1 *Independent director, as defined in Clause 49 of the Listing Agreement, is one, who apart from receiving Director's remuneration, does not have any other material, pecuniary relationship or transactions with the Company, its promoters, management or its subsidiaries, which in the judgement of the Board may affect independence of judgement of the Director*

2 *Mr Agarwala was an Executive Director till 10th September 2003 and is now an employee of another company of the Aditya Birla Group*

3 *Nominee of General Insurance Corporation of India (GIC) – An Investor*

4 *Excluding Directorship in private companies, foreign companies and companies under Section 25 of the Companies Act, 1956.*

5 *Only the three Committees viz. the Audit Committee, the Remuneration Committee and the Shareholders'/ Investors' Grievance Committee are considered.*

2. The Board should set up a committee under the chairmanship of a Non-executive Director to specifically look into issues relating to shareholders including share transfers and redressing of shareholder complaints.

Your Company has an "Investor Grievance Committee" at the Board level to look into issues related to shareholders, including transfer and transmission of shares, issue of duplicate shares, non-receipt of dividend, Annual Report, etc. The composition of the Committee is as under:

- ❑ *Mr E B Desai - Chairman*
- ❑ *Mr C M Maniar - Member*

During the year under review, the Committee met 1 time to deliberate on various matters referred above. Details of attendance by Directors for the Committee meetings are as follows:

Name of Director	*No. of Meeting*	
	Held	*Attended*
Mr E B Desai	*1*	*1*
Mr C M Maniar	*1*	*1*

The Company Secretary acts as Secretary to the Committee.

3. To expedite the process of share transfers, the Board should delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority should attend to share transfer formalities at least once in a fortnight.

The shares of the Company are traded on the stock exchange only in the dematerialised form and are automatically transferred on delivery in the dematerialised form. To expedite the transfer in the Physical Segment, necessary authority has been delegated to a committee of officers, who are authorised to transfer up to 1000 shares under one transfer deed.

Details of number of shares transferred during the year, time taken for effecting transfers and number of complaints received are highlighted in the "Shareholder Information" section of the Annual Report

The Board has designated Mr. Anil Malik, Company Secretary, as Compliance Officer.

4. The Corporate Governance Section of the Annual Report should make disclosures on remuneration paid to directors in all forms including salary, benefits, bonuses, stock options, pension and other fixed as well as performance linked incentives paid to the Directors

Details of the remuneration paid to the Board of Directors are given in Para 5 of this section.

5. The Board meetings should be held at least four times in a year, with a maximum time gap of four months between any two meetings and all information recommended by SEBI Committee should be placed at the Board.

The Board of Directors of your company met 5 times during the year, as detailed hereunder. The agenda papers were circulated to the directors at least 7 days before the meetings with sufficient information as required to be given under Annexure I to Clause 49 of the Listing Agreement.

Date of Board Meeting	City	No. of Directors Present
30th April 2003	Mumbai	8
31st July 2003	Mumbai	9
19th September 2003	Mumbai	4
23rd October 2003	Mumbai	8
22nd January 2004	Mumbai	10

Directors' interests in the Company and Attendance Record

Your Company believes that the shareholders must know the details of Directors' interest in the Company, their attendance record and remuneration paid to them. Your Company is thus making full disclosure on the attendance record as well as the remuneration paid to the Directors on the Board.

A. Non-Executive Directors

Name of Director	*Sitting* Fees Paid*	*Commission Payable*	*Total Payments Paid/Payable in 2003-04*	*No. of Board Meetings*		*Attended Last AGM@*
	(Rs.)	*(Rs.)*	*(Rs.)*	*Held*	*Attended*	
Mr. Kumar Mangalam Birla	20,000	99,16,000	99,36,000	5	3	No
Mrs. Rajashree Birla	20,000	4,39,000	4,59,000	5	4	Yes
Mr. E. B. Desai	70,000	9,00,000	9,70,000	5	4	Yes
Mr. S. S. Kothari	20,000	4,39,000	4,59,000	5	4	Yes
Mr. T. K. Sethi	45,000	7,14,000	7,59,000	5	4	Yes
Mr. C. M. Maniar	65,000	8,46,000	9,11,000	5	4	Yes
Mr. M. M. Bhagat	50,000	7,69,000	8,19,000	5	4	Yes
Mr. K. N. Bhandari	20,000	^4,39,000	4,59,000	5	4	Yes
Mr. A. K. Agarwala	15,000	5,38,000	5,53,000	5	4	Yes
Mr. D. Bhattacharya	10,000	—	10,000	5	4	Yes

@ Annual General Meeting held on 31st July 2003 at Birla Mathushri Sabhagar, Mumbai

** including committee meeting*

^Commission payable to General Insurance Corporation as directors is a nominee of GIC.

1. *No Director is related to any other Directors on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son and mother respectively.*
2. *Your Company has a policy of not advancing any loans to its Directors.*
3. *In the AGM for the year 2000-01, the Company had obtained shareholders' approval for payment of commission on profits to its Non-Executive / Independent Directors, not exceeding Rs.15 million per annum.*

B. Executive Director

Executive Director	Relationship with other Directors	Business relationship with the Company, if any	Remuneration paid during 2003-04			
			All elements of remuneration package i.e, salary, benefits, bonuses, pension etc.	Fixed component & performance linked incentives, alongwith performance criteria	Service contracts, notice period, severance fee	Stock option details, if any
Mr. A.K. Agarwala	-	Whole -Time Director	Rs. 10.45 Million	See note (a)	See note (b)	See note (d)
Mr D Bhattacharya	-	Managing Director	Rs. 6.06 Million		See note (c)	See note (d)

a) *Mr A.K. Agarwala was paid a sum of Rs.7,70,220 towards performance bonus linked to achievement of targets.*

b) *The appointment was for a period of 5 years upto 10th September 2003.*

c) *The appointment is subject to termination by three months notice in writing on either side. The appointment is for a period of 5 years w.e.f. 2nd October 2003. No severance fees is payable to the Managing Director.*

d) *The Company does not have any scheme for grant of stock options to its Directors or Employees.*

6. As part of the disclosure related to the Management, the Company should, in addition to the Directors' Report, annex a Management's Discussion and Analysis report, which should form part of the Annual Report to the shareholders.

   Management Discussion and Analysis Report forms part of this Annual Report and is in accordance with the requirements laid out in Clause 49 V (A) of the Listing Agreement with Stock Exchanges.

7. *All company related information like quarterly results, presentation made by companies to analysts may be put on company's website or may be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own website.*

   The Company makes presentation to Institutional investors and equity analysts on half yearly basis and also circulates presentations on the performance on a quarterly basis. Copies of the Press Release and Financial Results are made available on the websites of the Company (www.hindalco.com) as well as the Aditya Birla Group (www.adityabirla.com). The Company is also furnishing financial results, Annual Report and shareholding pattern on SEBI website, www.sebiedifar.nic.in.

8. There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

   A separate section on Corporate Governance forms part of the Annual Report of your Company. Certificate from the Statutory Auditors confirming compliance with the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement of the Stock Exchanges in India forms part of this Annual Report.

9. The Non-Executive Chairman of the Company should be entitled to maintain a office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively *(This is a non-mandatory requirement)*.

   Your Company has a separate office for the Chairman with necessary infrastructural facilities to discharge his duties and responsibilities effectively.

10. A qualified and an independent "Audit Committee" should be set up by the Board of the Company as it would go a long way in enhancing credibility of the financial disclosures and promoting transparency.

Your Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Clause 49 II (C) and (D) of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process.The Audit Committee comprises of four Independent Directors as per details mentioned hereunder.

- *Mr M M Bhagat, Chairman*
- *Mr T K Sethi, Member*
- *Mr C M Maniar, Member*
- *Mr. E B. Desai, Member*

During the year under review, the Audit Committee of the Board met 6 times to deliberate on the various matters:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr M M Bhagat	6	6
Mr T K Sethi	6	5
Mr C M Maniar	6	5
Mr. E B Desai	6	6

1. *The Chairman of the Audit Committee was present at the Annual General Meeting of your Company held on 31st July 2003.*
2. *Mr A K Agarwala, erstwhile Whole-Time Director, Mr. D Bhattacharya, Managing Director and Mr R K Kasliwal, Group Executive President & CFO are permanent invitees of the Audit Committee and the Statutory as well as Internal Auditors of the Company are also invited to the Audit Committee Meetings.*
3. *The Company Secretary, acted as Secretary to the Committee.*

During the year, the Board of Directors of the Company re-constituted the Finance Committee at the Board level, in their meeting held on 22nd January, 2004. Mr. D Bhattacharya was inducted as a member in place of Mr. Kumar Mangalam Birla. The Committee consider and approve routine matters including, availing of fund based and non-fund based limits, short term loans and advances from banks and financial institutions, to open, close and revise instructions for operation of Bank accounts, to execute various deeds, documents, agreements and other papers with various agencies including Government agencies like Electricity Board etc., to execute and revoke Power of attorney from time to time on required basis, to explore the options and proposals for restructuring, consolidations of business, merger, demerger and matter related thereto and to exercise such other acts, deeds, things and powers as may be delegated to the Finance Committee by the Board from time to time.

The re-constituted Committee comprises of four Directors, 25% of whom are Independent. Details of the composition of the Committee are as follows:

- *Mr. E.B. Desai*
- *Mr. C.M. Maniar*
- *Mr. A.K. Agarwala*
- *Mr. D Bhattacharya*

11. The Board should set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment. (This is a non-mandatory requirement).

Your Company does not have a Remuneration Committee. The Board determines the remuneration of the Managing Director.

12. No Director should be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he is a Director. Furthermore, it should be a mandatory annual requirement for every Director to inform the company about the committee positions he occupies in other companies and changes.

    None of the Directors of your Company is a member of more than 10 committees or Chairman of more than 5 committees across all companies in which he/she is a Director as set out in Para 1 of the Report.

13. The Company should provide a brief resume, expertise in specific functional areas and names of companies, in which the person also holds the Directorship and the membership of Committees of the board, while appointing a new director or re-appointing an existing director. These should form part of notice to shareholders.

    Relevant details form part of the explanatory statement of the Notice of the Annual General Meeting, annexed to this report.

14. Disclosures to be made to the Board by the management relating to all material, financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large. These include dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives, etc.

    No transaction of material nature has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company.

15. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders. (This is a non-mandatory requirement).

    The Company follows the practice of sending the "Performance Update" consisting of financial and operational performance to the shareholders after announcement of half yearly results.

16. The financial institutions should, under normal circumstances, have no direct role in the decision making of the Board of the Company. They should not have nominees on the Board, merely by virtue of their financial exposure in the company. There is however a ground for the term lending financial institutions to have nominees on the Boards of the borrower companies, to protect their interests as creditors. In such cases, the nominee directors should take an active interest in the activities of the Board and assume equal responsibility, as any other director on the Board.

    Not a Company level issue. At present, the Board has one Nominee Director – Mr K N Bhandari, representing General Insurance Corporation of India (GIC) – an Investor

Other disclosures recommended by the SEBI Committee

1. Details on Annual General Meetings

1.1. Location and time, where last three AGMs held

Year	*Location*	*Date*	*Time*
2002-03	*Birla Matushri Sabhagar*	*31st July 2003*	*3:30 p.m.*
2001-02	*Birla Matushri Sabhagar*	*31st July 2002*	*3:30 p.m.*
2000-01	*Birla Matushri Sabhagar*	*1stAugust 2001*	*3:30 p.m.*

1.2. Whether special resolutions were put through postal ballot last year? *No*

1.3. Are votes proposed to be conducted through postal ballot this year? *Will be done, if needed, as per Rules*

1.4. Disclosures on materially significant related party transactions i.e. transactions of the company of material nature, with its Promoters, the Directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of company at large.

There is no material transaction with related party, which requires a separate disclosure. Schedule 21 of the Annual Accounts as at 31 March 2004 contains the list of related party relationships and transactions as required by the Accounting Standard (AS) 18 on 'Related Party Disclosures' issued by the Institute of Chartered Accountants of India (ICAI).

2. Details of non-compliance by the Company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

None

3. Means of communication

4.1	Half-yearly report sent to each household of shareholders	*Yes*
4.2	Quarterly results	
	4.2.1 Which newspapers normally published in	*The Financial Express – All editions* *Tarun Bharat (Mumbai) - Mumbai*
	4.2.2 Any website, where displayed	www.adityabirla.com www.hindalco.com
4.3	Whether it also displays	
	4.3.1. All official news releases	*Yes*
	4.3.2. Presentation made to Investors/Analysts	*Yes*
4.4	Whether MD&A is a part of Annual Report	*Yes*
4.5	Whether Shareholder Information section forms part of the Annual Report	*Yes*

SHAREHOLDER INFORMATION

1. Annual General Meeting

- Date and Time	:	31st July 2004 – 3.30 p.m.
- Venue	:	Birla Mathushri Sabhagar 19, Marine Lines, Mumbai-400 020.

2. Financial Calendar

- Financial reporting for the quarter ending June 30, 2004	:	End July 2004
- Financial reporting for the half year ending September 30, 2004	:	End October 2004
- Financial reporting for the quarter ending December 31, 2004	:	End January 2005
- Financial reporting for the year ending March 31, 2005	:	End April 2005
- Annual General Meeting for the year ended March 31, 2005	:	End July 2005

3. Dates of Book Closure	:	20th July 2004 – 31st July 2004 (Both days inclusive)
4. Dividend Payment Date	:	On or after 31st July 2004
5. Registered Office	:	Century Bhavan, 3rd Floor, Dr Annie Besant Road, Worli, Mumbai-400 025. Tel: (91-22) 5662 6666 Fax: (91-22) 2422 7586 / 2436 2516 E-Mail: amalik@adityabirla.com Web: www.adityabirla.com www.hindalco.com

6 (a) Listing Details

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street, Mumbai - 400 023	Societe de la Bourse de Luxembourg Societe Anonyme, RC B6222, B.P.165 L-2011, Luxembourg	National Stock Exchange of India Limited, "Exchange Plaza", Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051
2. National Stock Exchange of India Limited "Exchange Plaza" Bandra-Kurla Complex Bandra (East), Mumbai 400051		
3. The Calcutta Stock Exchange Assn. Ltd., 7, Lyons Range, Kolkata - 700 001		

Note: Listing fees for the year 2004-05 have been paid to The Stock Exchange, Mumbai and National Stock Exchange, Mumbai. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2004.

Company has submitted application for voluntary delisting of its shares to The Calcutta Stock Exchange and the same is under their consideration and in view of the same, listing fees for the year 2004-05 has not been paid.

During the year 2003-04, Delhi and Madras Stock Exchange have delisted Company's share pursuant to its application for voluntary delisting made to them.

6 (b) Overseas Depository for GDRs : JP Morgan Chase Bank
60 Wall Street,
New York, NY 10260
Tel.: 1-302-552 0253
Fax: 1-302-552 0320

6 (c) Domestic Custodian of GDRs
Custody Services, : Citi Bank N.A.
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai 400018
Tel.: 91-22- 24975301
Fax: 91-22-24937620

7. Stock Code :

	Reuters	**Bloomberg**
Bombay Stock Exchange	HALC.BO	HNDL IN
National Stock Exchange	HALC.NS	NHNDL IN
Luxembourg Stock Exchange (GDRs)	HALCq.L	HDCD LI

8. Stock Price Data

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (In Rs.)	Close	Av. Vol. (In Nos.)	High	Low (In Rs.)	Close	Av. Vol. (In Nos.)	High	Low (In US$)	Close
Apr-03	634.0	530.3	617.3	37,169	634.0	532.1	616.3	81,327	13.0	11.5	12.8
May-03	704.0	614.0	684.2	19,760	707.0	610.0	683.3	45,444	15.0	12.9	14.5
Jun-03	771.6	605.0	745.0	38,157	773.0	665.0	747.3	67,711	16.3	14.5	15.9
Jul-03	850.0	715.0	818.6	86,690	850.0	711.2	818.1	133,816	18.8	15.5	18.7
Aug-03	940.0	795.0	911.4	69,109	939.8	794.2	912.2	160,833	20.5	18.4	20.1
Sep-03	962.0	835.0	918.7	41,865	956.9	831.0	920.1	123,383	20.8	18.3	20.7
Oct-02	1,164.0	920.0	1,098.5	134,364	1,166.0	910.4	1,098.5	316,536	27.0	21.4	26.8
Nov-03	1,266.9	1,108.9	1,240.5	107,605	1,268.0	1,050.0	1,239.2	227,260	28.9	25.5	28.9
Dec-04	1,430.0	1,222.0	1,408.3	68,163	1,431.0	1,220.0	1,408.0	184,725	32.7	27.3	31.7
Jan-04	1,503.0	1,146.1	1,163.1	104,906	1,599.0	1,140.1	1,161.4	227,380	32.5	26.5	27.5
Feb-04	1,400.0	1,140.0	1,249.8	69,120	1,400.0	1,136.0	1,246.1	175,517	31.7	26.8	30.9
Mar-04	1,344.8	1,197.0	1,217.2	30,214	1,343.4	1,195.2	1,220.4	99,482	31.0	27.5	30.7

9. Stock Performance



Stock Performance (Indexed)
300
200
100
0
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Hindalco
Sensex

10. Stock Performance and Returns :

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
HINDALCO	**127.7**	**57.8**	**161.2**
BSE Sensex	83.4	55.1	49.5
NSE Nifty	81.1	54.3	64.4

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
HINDALCO	**127.7**	**16.4**	**21.2**
BSE Sensex	83.4	15.8	8.4
NSE Nifty	81.1	15.6	10.4

11. Registrar and Transfer Agents : In house Share Transfer
Registered with SEBI as Category II Share Transfer Agent vide Registration No. INR 000003810
Investors Service Department
Hindalco Industries Limited
Ahura Complex,1st floor, B Wing
Mahakali Caves Road
Andheri (East), Mumbai- 400 093.
Tel: (91-22) 5691 7010 /18/ 19
Fax: (91-22) 5691 7001
E-mail: amalik@adityabirla.com

12. Share Transfer System : Share transfer in physical form are registered and returned within a period of 15 days of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers up to 1000 shares in physical form under one transfer deed and one Director of the Company has been authorized to approve the transfers exceeding 1000 shares under one transfer deed.

The total number of shares transferred in the physical form during the year was 192640 (previous year 50,446). More than 82% of the outstanding capital is in the dematerialized form and dealing in the Company shares are permitted on in the dematerialized form in all Stock Exchanges.

	2003-04			*2002-03*		
Transfer period (in days)	No of Transfers	No of Shares	%	No of Transfers	No of Shares	%
1-10	1103	24465	12.7	220	15100	29.9
11-15	965	35446	18.4	151	12500	24.8
16-20	221	41996	21.8	35	2550	5.1
21-30	1736	90733	47.1	47	20296	40.2
Total	4025	192640	100.0	453	50446	100.0

13. Investor Services :

a) Complaints received during the year

Nature of complaints	2003-04		2002-03	
	Received	Cleared	Received	Cleared
Relating to Transfers, Transmissions Dividend, Interest, Redemption, Demat-Remat and Change of Address etc.	21	22	50	48

b) Legal proceedings on share transfer issues, if any : There are no major legal proceedings relating to transfer of shares.

c) Shares pending for transfer : Nil

14. a) Distribution of Shareholding as on 31st March:

	2004				2003			
No of equity Shares held	No of Share Holders	% of share holders	No of Shares held	% share holding	No of share holders	% of share holders	No of Shares held	% share holding
1-100	99,379	84.85	2,249,515	2.43	132,055	85.97	2,978,472	3.22
101-200	6,562	5.60	983,296	1.07	8,196	5.34	1,215,647	1.31
201-500	6,454	5.51	2,101,723	2.27	7,845	5.11	2,530,432	2.74
501-1000	2,656	2.27	1,887,077	2.04	3,106	2.02	2,198,479	2.38
1001-5000	1,668	1.43	3,229,393	3.49	1,964	1.28	3,737,506	4.04
5001-10000	143	0.12	991,080	1.07	158	0.10	1,106,832	1.20
10001 and above	262	0.22	81,033,191	87.63	282	0.18	78,707,907	85.11
Total	117,124	100.00	92,475,275	100.00	153,606	100.00	92,475,275	100.00

15. Categories of Shareholding (as on 31st March)

	2004				2003		
Category	No of Share Holder	% of holders share	No of Shares held	% share holding	No of share holders	No of Shares held	% share holding
Promoters	31	0.03	22,534,236	24.37	31	22,533,593	24.37
Mutual Funds & UTI	132	0.11	7,391,737	7.99	173	10,699,210	11.57
Banks, Financial Instutution	103	0.09	11,233,347	12.15	123	13,125,202	14.20
FIIs	187	0.16	17,600,633	19.03	151	10,772,423	11.65
Corporates	2,165	1.85	3,361,138	3.63	2,521	3,741,518	4.04
Individuals	110,523	94.36	9,920,824	10.73	145,109	13,720,024	14.84
NRIs/ OCBs	3,982	3.40	4,355,734	4.71	5,497	4,467,129	4.83
GDRs	01	0.0	16,077,626	17.39	01	13,416,176	14.50
Total	117,124	100.0	92,475,275	100.0	153,606	92,475,275	100.0

16. Dematerialisation of Shares and Liquidity: Over 82% of outstanding equity shares (incl.17.39% of outstanding capital in the form of Global Depository Receipts) have been dematerialized. Trading in equity shares of the Company is permitted only in the dematerialized form from 5th April, 1999 as per notification issued by SEBI.

17. Details on use of public funds obtained in last three years: Not Applicable

18. Outstanding GDR/Warrants/Convertible Bonds: Outstanding number of GDRs as on 31st March 2004 are 16,077,626 (Previous year 13,416,176). Each GDRs represent one underlying equity share. There are no warrants/convertible bonds outstanding at the year end

19. Plant Locations:

Principal Office & Works
P.O Renukoot -231217
Dist Sonbhadara, Uttar Pradesh.
Tel : (05446) 252077-9
Fax : (05446) 252107

Birla Copper Division
P.O. Dahej, Lakhigam
Dist. Bharuch – 392 130
Gujarat
Tel: (02641) 256004-06, 251009
Fax: (02641) 251002-3
Email: birlacopper@adityabirla.com

Renusagar Power Division
P. O. Renusagar
Dist. Sonbhadara, Uttar Pradesh.
Tel : (05446) 272502-5
Fax : (05446) 272382

Foils & Wheels Division
Village Khutli, Khanvel ,
Silvassa-396 230
U T of Dadar & Nagar Haveli
Tel : (0260) 2677021-4
Fax : (0260) 2677025

20. Investor Correspondence :

The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor,
Dr Annie Besant Road,
Worli.Mumbai-400 025.
Phone: (91-22) 56626666
Fax: (91-22) 24227586/24362516
Email: amalik@adityabirla.com

21. Per share data :

	2003-04	2002-03	2001-02	2000-01	1999-2000
Net Earnings (Rs.mn)	8,389	5,821	6,860	6,781	6,124
Cash Earnings (Rs.mn)	11,563	8,464	8,402	8,205	7,477
EPS (Rs)	90.7	62.9	92.1	91.1	82.2
CEPS (Rs)	125.0	91.5	112.9	110.2	100.4
Dividend per share (Rs)	16.5@	13.5	13.5	12.0	8.0
Dividend pay out (%)	20.5@	24.2	14.7	13.2	9.7
Book Value per share (Rs)	849.2	761.0	674.9	588.0	510.2
Price to earning (x) *	13.4	8.5	8.4	8.5	8.9
Price to cash earning (x)*	9.7	5.8	6.8	7.0	7.3
Price to Book Value(x)*	1.4	0.7	1.1	1.3	1.4

* *Based on Stock Prices as on 31st March.*
@ Proposed

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Shareholders who have not yet encashed their dividend warrants for the years 1996-97 to 2002-2003 may approach the Company for revalidation/issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers.

22.1 In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Maharastra by submitting an application in the prescribed form.

22.2 The unclaimed dividend for the financial year 1995-96 amounting to Rs.8,96,435 has been transferred by the Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

22.3 Shareholders are advised that dividends for the financial year ended 1996-97 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members. The dividend for the FY 1996-97 would be transferred to IEPF in the month of September 2004. The individual intimation letter to those shares holders who have not claimed the dividend are being sent by the Company.

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indo Gulf Corporation Limited (IGCL), Hindalco Industries Limited (Hindalco) and Indo Gulf Fertilisers Limited (IGFL), all unpaid dividend amounts of the then IGCL for FY1996-97 to FY2001-02 have been taken over by the Company. Members who have not yet encashed their dividend warrant for the above years may approach for issue of demand draft(s) in lieu thereof.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then IGCL has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, Uttar Pradesh & Uttaranchal, Westcott Building, The Mall, Kanpur-208 001 (U.P.) by submitting an application in the prescribed form.

The unclaimed dividend for the financial year 1995-96 of erstwhile IGCL amounting to Rs.22,04,377.06 (including interest thereon) has been transferred by the Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

Members are advised that dividends of IGCL for FY 1996-97 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred to the Investor Education & Protection Fund (IEPF) constituted by the Central Government under Sec. 205A & 205C of the Companies Act, 1956. Members who have not claimed the dividend for these years are requested to lodge their claim, as under the amended provisions of Sec. 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by them. Further, the unpaid dividend amount of FY 1996-97 is due for transfer to the IEPF by end August, 2004. Those members whose dividend for the said year is unpaid may please immediately approach for the needful.

22.4 Shareholders are requested to provide particulars of their bank account details for availing '*Electronic Clearing Service*' (ECS) facility in the form attached. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the facility may provide their mandate to the Company in writing, in the form attached.

22.5 Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of their receipt at Investors Service Department of the Company.

23. INVESTOR SERVICES

23.1 Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 31st May, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

23.2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Share Department of the Company at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (East), Mumbai - 400 093 and not to any other office(s) of the Company.

23.3 Beneficial Owners of shares in demat form are advised that in terms of the regulations of NSDL & CDSL, their Bank Account details, as furnished to the Depository Participants (DP), will be printed on their dividend warrants. The Company will not entertain requests for change of such bank details printed on their dividend warrants.

23.4 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.

23.5 To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

23.6 Non-resident members are requested to immediately notify :-

- o change in their residential status on return to India for permanent settlement;
- o particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

23.7 In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to Company along with original or certified copy of FIR/acknowledged copy of the complaint.

23.8 For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

23.9 Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

23.10 Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

23.11 Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form.

23.12 Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

23.13 Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

ENVIRONMENT REPORT



Consistent with our Group's commitment to sustainable development, your Company has a well drawn out environmental management strategy in place. Environment concerns are textured into all manufacturing processes and business decisions. We subscribe to the United Nations Global Compact.

All the company's installations at the mines, power plant, the integrated Aluminium complex, Foils and Wheel Division and the Copper complex continue to do excellent work in Environment Management and are ISO – 14001 certified. The company has a well articulated "Environment Policy" at all its locations. Your Company's Aluminium division is OHSAS (Occupational Health & Safety Management Systems) 18001 certified.

We track our performance against detailed environmental metrics, engaging professional environmental Audit consultants. KPMG Peat Marwick, Det Norske Veritas, the State Pollution Control Board's certified auditors and Environmental Sysems Auditors conduct an in-depth environmental audit on our plants. Their Audit Reports reconfirm the fact that we are environment sensitive.

Many accolades have been conferred on your Company for its singular contribution to environment conservation. A selective list is given below:

- Your Company's Bauxite Mines division has bagged several awards, instituted by the Indian Bureau of Mines for exemplary achievements in Topsoil Management, Sound Pollution, Dust Management, and Surface Leveling.
- Both the Aluminium and Copper businesses of Hindalco received the CII National award for Excellence in Energy Management for the year 2003.

We have state-of-the-art automated industrial effluent treatment plants across our plants. Your Company's Aluminium division operates with the latest fuel efficient Calciners in the Alumina Plant and meets its steam requirements by running highly efficient and larger capacity Pulverised Fuel (PF) & Fluidised Bed Coal (FBC) Boilers with Co-generation facilities.

The advanced hi-tech Dry Scrubbing Systems installed in all the Pot Lines not only ensure maximum fluorine and minimum fluoride emission but also restrict Alumina losses greatly. Microprocessor based controls in the smelter and baking furnaces help to save energy, adding to the twin benefit of optimizing valuable raw material consumption. This has resulted in a phenomenal saving in fuel consumption and valuable natural resource conservation.

Hi-tech, efficient and reliable Fume Treatment Plants, ESPs, Bag-houses, Cyclones and Scrubbers, have been installed wherever necessary. Dry Scrubbing System on Pot Line IV and control devices on old Baking Furnaces will be retrofitted to further lower the present SPM (Suspended Particulate Matter) values, which are well within the norms. The oldest boilers in the captive power plant at Renusagar are being completely upgraded to meet modern standards despite the fact that they are working very well.



Green Belt – Renukoot Aluminium Complex and Township

As reported earlier, the company was the first in India to start dry stacking Red Mud when it was relatively unknown in the world. It was also the first to innovate a process to recover fluorine values from spent pot linings to produce Cryolite, a valuable raw material in the smelter, and burn off the carbon residue as fuel in the boilers. Your company has a patent for this process.

At your Company's Copper complex in Dahej, the Sulphuric Acid Plant based on Double Conversion Double Absorption (DCDA) process is a key air pollution control unit which gives a very high SO2 recovery. To keep the air clean and control emissions, scrubbing systems are installed and operated in the smelter, phosphoric acid and DAP plants.

The Electro static precipitators are provided in smelter, sulphuric acid and captive power plants to collect dust particles from process gas/off gases with a view to have resource recovery. Bag filters are installed in various locations in the plant to effectively capture all dust from the process gases.

Our constant endeavour is to work towards useful utilization of various waste products. Granulated slag, a Ferro-silicate compound generated in the manufacturing process is used as construction material.

Fly ash is provided on free of cost basis to the user, mainly brick manufactures. In the year 2003-04 two new avenues of solid waste management were explored and implemented. While two shipments of copper slag were exported to use it as an abrasive material, a fly ash brick manufacturing facility was installed within the unit. Almost 100% of fly ash generated during the year was reused.

Phosphogypsum generated during process finds its application as soil conditioner and as an additive in the Cement sector.

Efforts are made not only to control and monitor emission quality at source but a constant check for ambient air quality is kept by setting up four permanent stations in and around the Smelter complex (up to 4 Km, in near by villages).

Samples from Effluent treatment plant and Sewage treatment plant are also tested on daily basis in Environmental laboratory. Ground water sampling near solid waste storage facility is also done on regular basis to ensure that no ground water contamination takes place.

At your Company's plants, well-manned Environment Management Cells with qualified personnel oversee environmental activities. Full fledged sophisticated control laboratories have been set up to constantly monitor the quality of air emissions and water effluents.

Our Board and all of our employees are fully committed to environmental conservation. An attachment to the natural life of the planet remains fixed in our system. Tens of thousands of trees which form an awesome ring round our plants are a testimony to this attachment.

SOCIAL REPORT

BEYOND BUSINESS - REACHING OUT TO COMMUNITIES: MAKING A DIFFERENCE

Wherever one looks, challenges abound. Liberalisation, globalisation, the technological leap and geopolitical issues have had a phenomenal impact on people, regardless of geographies. They have an upside and a downside as well. While these have by and large resulted in bringing prosperity to a segment, many sections of society have felt its unsettling effect too.

There are many nagging questions. On the one hand, we see reportage on the economy's abundance. On the other hand, we are acutely aware of the deep chasm between the urban and the rural societies. Within the urban populace too – the plight of the weaker sections of society, stares us in the eye. India ranks low in any human development or quality of life index.

The Government is trying its best to battle against these major socio-economic paradoxes, and is committed to actualize the goal of human development. However, the Government can in no way single handedly over come the various issues that we face in this regard.

For over 50 years now, we in the Aditya Birla Group, have been working to improve the quality of life of people in under-privileged communities, largely within the periphery of our plants.

Our Social Projects are carried out under the aegis of the "'Aditya Birla Centre for Community Initiatives and Rural Development", which is spearheaded by Mrs. Rajashree Birla, your Director. The Centre is the apex body that sets the strategic direction for the Group's community work and ensures performance management as well.

At Hindalco, the focus for our community investments is on healthcare, inclusive of mother and child care; education, self-reliance through the engine of sustainable livelihood, also encompassing agricultural and water-shed development activities and women empowerment process, infrastructure support and espousing social causes.

> ***"We must continue to give education a priority and while doing so try to reach out to the girl child. I believe that when you educate a girl, you ensure that the entire family is educated. Most of the problems with which we are afflicted as a nation would be resolved if we are able to spread the benefit of education among the villages to a larger extent. Working with the Panchayat and the District Authorities, we must help institutionalize processes to spread literacy in the interiors, even as we set up Balwadis, Anganwadis and Adult Education Centers. So in all our programmes, do keep championing education because only through this route can we actually help change our people".***
>
> *Mrs. Rajashree Birla*
> *Chairperson*
> *The Aditya Birla Centre for Community*
> *Initiatives and Rural Development*

For the year 2003-04, we have made good progress, as indicated:

Healthcare:

- Conducted 556 medical camps. 55,973 villagers treated for various ailments.
- 562 senior citizens provided with intra ocular lens.
- 18 physically impaired persons provided with artificial limbs fitment, 26 patients operated upon for reconstructive surgery.
- 1,619 tuberculosis afflicted patients treated at our Group's hospitals and cured.
- Potable water systems set up in villages.



Aditya Birla Group - Partner in Polio Eradication.
Mrs. Rajashree Birla administering Polio Drops at one of the booths in Mumbai sponsored by Hindalco.

Mother and child care:

- 221 Family Welfare Camps organized catering to 1,832 women and 11 men
- 478 families convinced to opt for two-child norm
- 3,875 ladies underwent pre-natal care, 6,183 post - natal care
- Over 7,054 ladies treated for sexually transmitted diseases and reproductive tract infections.

Education:

- Over 1,610 children study at the 16 Aditya Bal Vidya Mandirs run by us.
- 51 girls given Merit Scholarships.
- Raised literacy rate to 54.50% from 52% over a span of one year and the drop-out rate significantly lowered.
- 4,500 students from 18 primary schools aided by us through the provision of books, school bags and other supportive material.
- Renovated primary school buildings improving the comfort level of more than 1875 students & teachers.

Sustainable livelihood:

- Conducted 60 training camps on repair and maintenance of diesel pump-sets, electrical & electronic goods repair, hand pumps, cycles, bee-keeping, making ropes, bamboo baskets, tailoring and knitting
- 215 rural youths trained for self-employment.
- Commissioned " The Aditya Birla Rural Technology Park" at Muirpur Block in Sonebhadra District of Uttar Pradesh - a unique integrated rural development training centre in Asia.



Tailoring Training cum Production Centre at Aditya Birla Technology Park.

- This center for building capacity of the rural people will undertake integrated rural development activities required for sustainable development of the rural communities.
- More than 275 women have so far benefited in sewing and embroidery.
- Set up of 24 hyder towers, 17 check-dams, 15 water channels, 34 wells and 150 pedal pumps and brought more than 1820 acres of land under irrigation.
- Over 2,849 families, spanning 73 villages and constituting a farm population of 16,970 people, have been the beneficiaries of these initiatives.
- 63 hand pumps installed for safe drinking water
- Provided water to over a lac of people in 103 villages through working with Unicef and the UP Jal Nigam.

Women Self-Help Groups:

- 160 Self Help Groups formed with a membership of 1,032 women.
- Sewing and Embroidery Training Centers benefit 65 women. Other income generation activities, such as sanitary pad making, bee keeping, vegetable cultivation, knitting and kitchen gardening undertaken.

Social Welfare:

- Mass marriages organized, aiding 233 couples till now.
- Over 450 widow marriages organized.

Our programmes are measurable, sustainable and replicable. We work very closely with our partners – the communities, the District authorities, Panchayats and selectively with NGOs. Together we try and make a difference to the weaker sections of society and vulnerable groups. Our Board and all of our employees are fully committed to our Corporate Social Responsibility programmes. We believe that in contributing significantly to the quality of life of an under-served people who are outside of our business, there is much value.


Asian CSR Awards 2003

Asian Corporate Social Responsibility Award-2003 - Excellence in Poverty Alleviation Programme.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors take great pleasure in presenting the 45th Annual Report together with the audited Balance Sheet and Profit & Loss Account for the year ended 31st March 2004.

STRATEGIC INITIATIVES

Brownfield Expansion at Aluminium Completed

The Brownfield expansion in Aluminium enhancing the Smelter capacity to 345,000 TPA with a corresponding increase in Alumina and captive power generation capacities have been completed ahead of schedule and without any cost overrun.

To leverage upon the Brownfield expansion, plans to raise the Smelter capacity to 360,000 tonnes and the Alumina Refinery to 700,000 tonnes through de-bottlenecking are on the anvil. This also entails installation of balancing equipment including another co-generation plant of 41 MW capacity. These activities are progressing well and are slated for completion in phases in the next two years.

Your Company is currently evaluating various growth opportunities in Aluminium, including harnessing the vast Bauxite reserves along the east coast of the country.

Copper Brownfield Expansion Completed

At the Copper division, the brownfield expansion for enhancing smelter capacity from 150,000 TPA to 250,000 TPA has been completed. Production commenced with effect from 16th February 2004. This has been achieved without any cost overruns. This low cost expansion will position Birla Copper amongst the top 20% producers globally.

Copper – Undertaking Further Expansion

Towards further strengthening cost structure, your company has decided to go ahead with a further expansion of its smelter to take the capacity to 500,000 TPA. This will catapult Birla Copper into the select band of the top 10% cost competitive producers of Copper globally.

Acquisition of Second Copper Mine in Australia

To ensure consistent availability of raw material for copper production, your company has acquired an additional copper – Mt. Gordon Mines - in Australia during the year. The acquisition was done through its wholly owned subsidiary Birla Mineral Resources Pty Limited, through infusion of equity valued at AUD 24 million. In addition, your Company has guaranteed loans of AUD 36 million raised by Birla Mineral Resources Pty Limited.

Indal Open Offer

Your Company has acquired 96.36 % shares of Indal in pursuant to Final Offer under SEBI (Substantial acquisition of Shares & Takeover Regulations), 1996. In accordance with the requirements of de-listing, Hindalco has given an exit offer to the remaining shareholders at a price of Rs. 120 per share. Your Company's stake in Indal has therefore increased to 96.53%. This has entailed an additional investment of Rs 49.86 Million. The stock of Indal has since been delisted.

OPERATIONAL PERFORMANCE:

The operating performance of your company has been satisfactory. The aluminium business witnessed sharp recovery in margins and returns while copper delivered satisfactory results amidst challenging industry environment.

The Aluminium smelter recorded its highest ever output on the back of enhanced capacities from the expansion. Production of value added products also reached an all time high. Helped by regaining of efficiencies, gradual improvement in market conditions and rising global prices, operating margins in Aluminium recovered smartly. Your company has also fully resolved the problems of inadequate availability of good quality coal and full coal linkage has been obtained for the Company's Power Plant.

The Copper business faced a challenging year in 2003-04. It was confronted by (i) lower TC/RC (Treatment Charges / Refining Charges) margins (ii) weak domestic demand from the major consuming segment – the Jelly

Filled Telecom Cable (JFTC) (iii) a reduction in import tariff towards the end of the year and (iv) finally a strengthening rupee impacted realizations and earnings. Its profitability was therefore impacted. However, the production of Cathode was in excess of its rated capacity and the smelter recorded superior operating efficiency.

Your Directors are confident that the benefits of the strategic initiatives will alter the situation in the foreseeable future.

A more detailed analysis on the performance of individual businesses and their outlook forms part of the Management's Discussions & Analysis, a part of this Annual Report.

FINANCIAL RESULTS

(Rs. in Million)

	For the year ended 31.03.2004	For the year ended 31.03.2003
Net Sales	61,908.99	49,856.22
Operating Profit	15,149.10	12,971.77
Profit before Extra-ordinary Items and Tax	12,456.69	10,627.04
Extraordinary Items	—	1,633.12
Profit Before Tax	12,456.69	8,993.92
Provision for Current Tax	2,606.40	2,520.00
Profit before Deferred Tax	9,850.29	6,473.92
Provision for Deferred Tax	1,461.00	652.50
Net Profit	8,389.29	5,821.42
Appropriations:		
Transfer to Debenture Redemption Reserve	920.70	428.42
Transfer to Capital Redemption Reserve	—	7.53
Proposed Dividend	1,525.84	1,248.42
Tax on Proposed Dividend	195.50	159.92
Transfer to General Reserve	5,747.25	7,148.69

DIVIDEND

Your Directors are pleased to recommend a Dividend of Rs. 16.50 per Share for your consideration. This will be paid in line with applicable regulations after your approval at the ensuing Annual General Meeting.

The amount of the dividend outgo on 9,24,75,275 Equity Shares of Rs. 10 each @ Rs. 16.50 per Share is Rs. 1,721.34 million (including the Tax on Dividend) as against Rs. 1,408.34 million in the previous year.

FINANCING

Your Company has raised Rs. 2,300 million through the ECB (External Commercial Borrowing) route. These borrowings were for general corporate purposes.

CONSOLIDATED FINANCIAL STATEMENTS:

Your Company is also presenting consolidated financial statements in accordance with Accounting Standard-21 issued by the Institute of Chartered Accountants of India. In doing so, your Company seeks to provide financial information about your Company and its subsidiaries as a single economic entity, and to facilitate a well-informed decision by stakeholders. The consolidated Financial Statements form part of the Annual Report.

US GAAP FINANCIALS

Your Company initiated the restating of its financial statements in line with the United States Generally Accepted Accounting Principles from the year 1999-2000. To foster transparency in disclosures this practice is being continued. A full set of audited US GAAP Financial Statements along with the Independent Auditors' Report will be provided to Shareholders on request.

FERTILIZER POLICY REVIEW

The assets of the copper division of your company also include a Di-Ammonium Phosphate (DAP) plant. DAP is a value added by-product of Birla Copper.

DAP is sold at an MRP (Maximum Retail Price) determined by the Government. Your directors wish to inform you that the Department of Fertilizers has implemented the recommendations of the Tariff Commission on the DAP with suitable modifications with effect from 1st April 2003 and notified the concessions for the period upto 3rd quarter of 2003-04. The estimates for earlier years have been revised accordingly.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to the Corporate Governance Standards prescribed by the Securities Exchange Board of India (SEBI). This Annual Report carries a Section on Corporate Governance and benchmarks your Company with the SEBI Code on Corporate Governance.

ENVIRONMENTAL PROTECTION AND POLLUTION CONTROL

Your Company is fully committed to maintain the Environment in and around the Plant free from pollution and adhere to the highest standards of compliance to all regulations pertaining to Environmental protection and pollution control.

The Company's firm commitment is evident from the fact that all statutory environmental regulations and norms are complied with to the satisfaction of Regulatory Authorities. The company is also fully conscious of the Charter of "Corporate Responsibility for Environment Protection" declared by the Ministry of Environment & Forests.

All the units at both the Aluminium and Copper divisions in your Company are ISO – 14001 certified and continue to do excellent work in Environment Management. The system adopted is in consonance with the company's philosophy to conserve natural resources, pollution prevention, minimize wastes and maximize recycling.

A separate chapter in this report deals at length with your Company's initiatives and commitment to sustainable development.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

Your Company has an enviable track record of successful human capital management, which has remained the source of sustainable competitive advantage. Your Company is committed to building meritocracy. Fostering people development and harnessing their potential has always remained the thrust area of your company. Identifying and grooming management talent has helped in building capability and leadership development at all levels.

Your company's growth and success spanning over decades has generated a reservoir of talent and expertise. A proactive and an effective succession management has not only helped in passing on the baton but has also catalyzed continuous knowledge replication and retention.

In order to continuously upgrade employee skills and abilities your company provides ample learning opportunities to employees at department/ shop floor level, where technical training is emphasized. At the company's Learning Centres, and at the Aditya Birla Institute of Management Learning, "Gyanodaya", functional, managerial and leadership competencies are honed by exposing them to contemporary knowledge and practices in relevant areas. Online 'e-learning' modules provide unique learning opportunities where employees enhance their abilities in their preferred subject/ module at their own pace and leisure.

Your company has been strengthening performance management systems through continuously upgrading performance measurement standards and strong performance reward linkages.

Your company has always encouraged innovation, risk taking and experimentation by promoting small group activities at the shop floor. These have resulted in significant saving and continuous improvement of processes. To encourage such experimentation, delegation and empowerment are being practiced down the line.

AWARDS & RECOGNITION

The Aluminium division of your Company received the prestigious Asian Corporate Social Responsibility Award for the year 2003 for its Rural Poverty Alleviation Project. These projects demonstrate your Company's leadership, sincerity and ongoing commitment in incorporating ethical values, compliance with legal requirements, and respect for individuals, communities and the environment into the way we do business.

Sustainable endeavours in building and maintaining Proactive Employee Relations have been your company's forte. This was applauded recently by the conferment of the coveted "Outstanding Industrial Relations Award" upon the Aluminium division of your company by AIOE (FICCI). Efforts towards providing and sustaining safe and hygienic work environment has enabled the Aluminium division of your company get the OHSAS 18001 certification. It bagged the runners up National Safety Award by Ministry of Labour (GOI) in the category of lowest accident frequency rate as well.

Hindalco's Auminium division was the recipient of the EEPC Trophy for Top Exporter 2000-2001; the Best Exporter Award for the year 2001-02 by U.P. Government; and the outstanding Export Performance award from Capexil, Kolkata, for Aluminium Ingots for the year 2002-03.

Your Company's Bauxite Mines division has bagged several awards, instituted by the Indian Bureau of Mines for exemplary achievements in Topsoil Management, Sound Pollution, Dust Management, and Surface Leveling.

Both the Aluminium and Copper businesses of Hindalco received the CII National award for Excellence in Energy Management for the year 2003.

SUBSIDIARY COMPANIES

Your Company's subsidiary, Indian Aluminium Co. Ltd. (INDAL)'s, Net Sales have increased by 18% to Rs. 16,140 million as compared to Rs. 13,710 million during the preceding year. Net Profits have increased by 11% to Rs. 1,322 million as against Rs. 1,186 million in the preceding year.

Dahej Harbour and Infrastructure Limited's (DHIL) total income has declined by 13% to Rs. 460.5 million as compared to Rs. 528.2 million last year. Net profit at Rs. 126.8 million is marginally lower vis-à-vis Rs. 131.5 million in the preceding year. The fall was a result of lower commercial cargo.

The Company is making application to Central Government for seeking exemption under Section 212(8) of the Companies Act 1956 from attaching a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of all the Subsidiary Companies, which will not be attached with the financial Statements of your company if approval is granted. However, these document will be made available upon request by any member, investors of the company/Subsidiary Companies interested in obtaining the same. As per requirement of the listing agreement and in accordance with the Accounting Standard 21(AS-21), Consolidated Financial Statements, being presented by the Company include the financial information of its subsidiaries.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, as required under Section 217 (2A) of the Companies Act, 1956, are given as an Annexure to this Report.

A separate statement attached to this Report, and which forms a part of the Report, provides you with additional information relating to the conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956.

DIRECTORS

In accordance with Article 146 of the Articles of Association of the Company, Mr. Kumar Mangalam Birla, Mr. A.K. Agarwala and Mr. E.B. Desai retire from Office by rotation, and being eligible, offer themselves for re-appointment.

Mr. Debu Bhattacharya was appointed as a Director of the Company in the Forty fourth Annual General Meeting of the Company. Mr. A.K. Agarwala, the whole time Director, retired from the service of the Company with effect from 10th September 2003. In his place, the Board of Directors has appointed Mr. Debu Bhattacharya as the Managing Director of the Company.

Your Directors place on record their appreciation and gratitude to Mr. A K Agarwala for his glorious and impeccable record of performance with your Company for over 40 years. His unstinted commitment, vision and passion, a sharp business acumen and the creative insight have contributed significantly towards sustaining strong growth over the years and also place Hindalco on the global map. He continues to be on the Board and the Directors are confident of leveraging his rich experience in shaping the growth plans for your Company.

Mr. D. Bhattacharya's appointment and remuneration are to be approved in the current Annual General Meeting as per the relevant provisions of the Companies Act 1956. Mr. D. Bhattacharya is not liable to retire by rotation.

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors wish to inform Members that the Audited Accounts containing Financial Statements for the Financial Year 2003-04 are in full conformity with the requirements of the Companies Act, 1956. They believe that the Financial Statements reflect fairly, the form and substance of transactions carried out during the year and reasonably present the Company's financial condition and results of operations. These statements are audited by the Statutory Auditors M/s. Singhi & Co.

Your Directors further confirm that:

(i) In the presentation of the Annual Accounts, applicable Accounting Standards have been followed.

(ii) That the accounting policies are consistently applied and reasonable, prudent judgement and estimates are made so as to give a true and fair view of the state of affairs of the Company at the end of the financial Year.

(iii) That the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) That the Directors had prepared the Annual Accounts on a going concern basis.

Your Company's internal Auditors have conducted periodic audits to provide reasonable assurance that established policies and procedures have been followed.

AUDITORS' REPORT

The observations made in the Auditors' Report are dealt with separately in the Notes to the Profit & Loss Account and the Balance Sheet in Schedule 21 of the Accounts. These are self-explanatory and do not call for any further comments.

AUDITORS

M/s. Singhi & Company, Chartered Accountants and Auditors of the Company, retire, and being eligible, offer themselves for appointment.

APPRECIATION

Your Directors place on record their deep appreciation of the assistance and guidance provided by the Honourable Ministers, Secretaries and other Officials of the Ministry of Mines and the Ministry of Chemicals and Fertilizers. Your Directors thank the Financial Institutions and Banks associated with your Company for their support as well.

Your Company's employees are instrumental in your Company scaling new heights, year after year. Your Directors place on record their deep appreciation of the commitment and contribution of your Company's employees.

Your involvement as Shareholders is greatly valued. Your Directors look forward to your continuing support.

For and on behalf of the Board

Chairman

Mumbai
Dated: The 26th Day of April, 2004

ANNEXURE 'A' TO THE DIRECTORS' REPORT

[Statement of particulars under the Companies (Disclosure of particulars in the Report of the board of Directors) Rules 1988]

A. CONSERVATION OF ENERGY

Energy Conservation is not merely in national interest but is also an effective key value driver for reducing the cost of production. Your Company has therefore established a Central Energy Cell at its Aluminium division with the prime objective of minimizing energy consumption, identifying potential improvement areas, to put consistent efforts to optimize operating process parameters, and to modernize and upgrade technology for increasing energy efficiency throughout the Organization. In this endeavour, Energy Audit of the plant has been conducted by TERI, New Delhi. To inculcate awareness among the employees on the importance of energy conservation, the Aluminium division of your Company has also arranged a one-week programme on Energy Conservation Awareness during the year jointly with PCRA, New Delhi. Your Company has also arranged "The 2nd Task Force on Energy Conservation Programme on ALUMINIUM Sector" by the Bureau of Energy Efficiency under Ministry of Power, Government of India. Your Company's success in Energy Conservation has been consistently recognized over the last 9 years by the competent authority. Your Company's efforts in this regard during 2002-03 have made its Aluminium division a recipient of the CII National Award for Energy Management for 2002-03.

The energy consumption at the Copper division of your Company is continuously monitored for all the areas to ensure optimum utilization. Discussions to optimize energy consumption are held on a regular basis and brain storming sessions are also conducted whenever required. For its initiatives and proactive approach in this regard, the Copper division bagged the " Energy Efficient Unit " award at the National award for Excellence in Energy Management 2003 by CII.

a. ENERGY CONSERVATION MEASURES TAKEN

GENERAL MEASURES

i. Installation of Variable Frequency Drive in phased manner to reduce specific energy consumption.

ii. To minimize the idle running hours of the equipment by providing Limit Switches, Timers & PLC etc.

iii. Installation of energy efficient FRP blades in place of metallic blades.

iv. Regular auditing of Steam, Furnaces and Compressed air to minimize the losses.

v. Regular monitoring of operating parameters of energy intensive equipment to save the energy.

vi. Using LED in place of General lighting system.

vii. Optimum utilization of electrical energy through process redesigning as well as employment of equipment that offers improved energy efficiency.

viii. Installation of capacitor banks to improve power factor to save energy.

1. ALUMINA PLANT:

i. Modification in FLS Calciner for increasing throughput by suitably re-routing part hydrate to reduce specific oil consumption.

ii. Acid shooting facility for Evaporation I, II & III liquor heaters for better tube cleaning, thus improving steam economy across Evaporation.

iii. Installation of three numbers of high-pressure Hammelmann water jet pumps for efficient cleaning of heater tubes to increase heat transfer co-efficient and thus steam saving.

iv. Installation of one indigenous pipe-Master in Heat Exchangers for efficient & faster cleaning to increase heat transfer co-efficient and thereby saving steam.

v. Utilization of an idle heat exchanger in Evaporation III to increase steam economy.

vi. Replacement of existing Vanadium Sludge recovery process from batch to continuous to reduce power consumption.

2. **SMELTER PLANT :**

i. Installation of new Baking Furnace, a state-of-the-art technology to reduce specific fuel oil consumption.

ii. Change in the material of covering the anode in pots in Pot line # 1, 2, 3, 9 & 10 for improving current efficiency.

iii. Use of modified anodes to reduce the specific power consumption.

iv. Optimization of the pot voltage by reduction in process metal level, lowered tapping cycle time in line # 1, 2 & 3 for reduced metal buildup and improved welding system/practices of copper to stub welding to reduce the Rod-Stub voltage drop leading to saving in specific power consumption.

v. Use of Vacuum tapping in place of tapping with siphon in all the lines to reduce heat loss.

vi. Installation of Scrap charging machine in Cast House to reduce melt loss & fuel oil consumption.

vii. Elimination of Cooling Tower of Plant – II computer building air conditioning system by connecting this small load with Compressor's Cooling Tower thus saving electrical energy.

viii. Installation of condensate recovery system in Paste Plant to recover the waste heat.

ix. Installation of energy efficient Centrifugal Compressors in Plant-1 Smelter.

x. Installation of electronic load cell in the pouring machine of Billet Casting to reduce the handling time by 50%, resulting metal temperature drop.

xi. Installation of OFWF heat exchanger instead of OFAF in Rectifier Unit of Pot Line # 11 to achieve higher efficiency.

xii. Installation of roof ventilators for Pot Line # 4, 5 & 6 Rectifier units to enhance cooling and hence decrease the losses in rectification.

xiii. Optimize the use of lighting by modification in circuit of Main Transformer, Rectifier Transformer Yard and DSS Switch House.

xiv. Replacement of high efficient heat exchanger (copper tube & copper fins) in place of lower efficient heat exchanger (copper tube & aluminium) for Pot line # 2 & 3 Rectifier to reduce the heat loss.

3. **FABRICATION PLANT:**

i. Reduction of specific energy consumption in Soaking Pits by optimization of soaking cycles and loading, and reduction in dead weight.

ii. Use of sludge as fuel oil received through Achenbach Coolant Oil rectification unit leading to saving of coolant oil.

iii. Installation of Achenbach Oil rectification unit in Cold Mill to save the oil.

iv. Optimization of heating cycle of Tip – Shop oven of Strip Caster to save electrical energy.

4. **FOIL DIVISION:**

i. Optimization of running hours of air compressor by installing two nos. portable compressor in place of one compressor of 1000 cfm capacity to save electrical energy.

ii. Installation of VFD (variable frequency drive) for Speed control of Cooling tower fan on the basis of temperature.

iii. Delta to star connection in Main pump motor of Cooling Tower.

iv. Commissioning of LPG heating system in place of electrical heating system in second stage of Pretreatment line.

v. Replacement of existing higher capacity Permeate pump with suitable capacity lower size pump at Water Treatment Plant to save energy.

vi. Connecting the water circulation line of Annealing furnace 1, 2 & 3 with main plant cooling tower and thereby eliminating existing Cooling Tower.

vii. Installation of thyristor drive (AC) controller in place of ON / OFF type controller for heaters of OVEN # 1.

viii. Provided interlocking facility with the main equipment of motor field & Blower for Doubler Mill M-51 & 52.

ix. Connecting the Mill Q-4 with higher rated capacity transformer and thereby removing the existing transformer to minimize the losses.

x. Optimize idle running of main cooling tower fan by providing the temperature sensor.

5. **POWER PLANT**

a. **RENUSAGAR POWER DIVISION:**

i. Installation of Variable Frequency Drives (VFDs) in ID and PA fans in Boiler # 9&10 to reduce auxiliary power consumption.

ii. Installation of new efficient High Pressure heaters in TG # 2 & 3 to improve the Rankine cycle efficiency.

iii. Installation of Vapour Absorption Machine (VAM) in place of conventional air conditioning system to save auxiliary power.

iv. Optimization of running hours of pumps by inter-connecting all headers of Bearing Cooling Water.

v. Removed water-filling pump by connecting New Water Works Domestic tank with drinking water over-head tank to save auxiliary power.

vi. Installation of energy efficient FRP blades in Cooling Tower Fan-2D to save auxiliary power.

vii. Installation of high-pressure water pump for efficient cleaning of condenser tubes to improve heat transfer and thereby improving Rankine cycle efficiency.

viii. Replacement of thermal insulation of Main Steam and Feed Water lines of unit # 3 & 4 to improve Rankine cycle efficiency.

b. **CO-GENERATION POWER UNIT:**

i. Installation of pipe-line for transfer of hot DM water for Boiler # 3 from old DM Plant to save the auxiliary steam.

ii. Installation of auto-change over of lube oil pump to avoid the tripping thereby reducing HSD oil consumption.

iii. Modification of Impactor discharge chute to increase the coal feed rate in Boiler # 2 coal Bunker thereby reducing the running hours.

iv. Installation of the EOT crane in coal plant to reduce the HSD consumption.

6. **COPPER DIVISION:**

i. Modification in the size of Pipe Reactor # A of DAP Plant to increase the throughput leading to reduction in specific power consumption.

ii. Reduction in specific energy consumption in CCR through process optimization.

iii. Installation of VFD in combustion air fan of Anode Furnace.

b. **ADDITIONAL INVESTMENT AND PROPOSALS BEING IMPLEMENTED**

1. **ALUMINA PLANT:**

i. Revamping of HID - II and Evaporation - II for increasing steam economy.

ii. Optimization of bauxite slurry de-silication temperature to save steam.

iii. To maximize the temperature of sweetening slurry to increase throughput.

iv. Optimization of liquor causticization temperature to save steam.

v. To reduce alpha content of Alumina product for fuel oil saving.

vi. Optimization of compressed air consumption in Precipitation area to save compressed air energy.

vii. Modification of piping in Evaporation - III for switching over the live steam heater in running to increase heat transfer coefficient and reduction in down time.

viii. Modification in non-condensable piping of last three effect of Evaporation - III to increase steam economy.

ix. To increase Ball Mill throughput to reduce specific power consumption.

x. Installation of remaining capacitor banks to improve power factor for power saving.

2. **SMELTER:**

i. Change in anode stub diameter in Pot Room to reduce the specific energy consumption.

ii. Installation of Aluminium Fluoride feeding system through software programming to improve current efficiency in remaining Pot Lines.

iii. Change in the material of covering the Anode in pots for improving current efficiency & reduce Pot voltage.

iv. Reduction in compressed air consumption by modification in point feeder air line circuit in one Pot line.

v. Monitoring and review of experiment with special coating of cathodes in pot room to reduce specific energy consumption by reduction in cathode voltage drop and increase pot life.

vi. Installation of new special treatment system of anodes to reduce the net Carbon consumption.

vii. Use of molten pitch in place of solid pitch to reduce steam consumption.

viii. Installation of Scrap Baling and Shredding machine in Slab Casting to reduce melt loss and specific fuel consumption.

ix. Replacement of two lower rating Diodes with one higher rating Diode in Pot Line # 1 to reduce the voltage drop and energy loss.

x. Replacement of high efficient heat exchanger in place of low efficient exchanger on remaining Rectifier units in Pot Line # 2 & 3 to reduce the loss.

xi. Replacement of existing OFAF heat exchanger by OFWF heat exchanger in pot line # 7 Rectifier transformer to achieve higher efficiency.

xii. Optimization of idle running of air conditioner by providing LOGO to reduce energy consumption.

3. **FABRICATION PLANT:**

i. Revamping of two Annealing Furnaces for efficiency improvement.

ii. Installation of VFDs at Hot Mill 50 mm Shear machine and compressors to save the energy.

iii. Installation of digital PID control system in Remelt area Furnaces for better control as well as reduction in excess air which lead to fuel saving.

4. **FOIL DIVISION:**

i. Switching over Transfer Ladel in place of electrically heated crucible for metal transfer.

ii. Installation of Recuperator in the melting furnaces to recover waste heat thereby reducing fuel oil consumption.

iii. Installation of automatic charging system on melting furnace to reduce the heat loss.

iv. Modification in lining of Caster crucible by providing low rated heater in place of high rated heater.

v. Modification of heat treatment basket for Optimum utilization of furnace volume.

vi. Installation of Variable Frequency Drive in fume exhaust system # 1 to reduce the specific power consumption.

vii. Installation of Thyristor drive (AC) controller in place of ON/Off type controller for heaters of Oven # 2 to save electrical energy.

viii. To Remove 750 KVA transformer by connecting it's load to a higher rated transformer to reduce transformer loss.

ix. Installation of Variable Frequency Drive in Compressor of Nitrogen Plant to reduce the specific power consumption.

x. Replacement of existing higher rated pump motor with low rated motor to save electrical energy.

5. **POWER PLANT :**

a. **RENUSAGAR POWER DIVISION:**

i. Revamping of Boilers # 1, 2, 3 & 4 for improving Boiler efficiency and performance of Electrostatic Precipitators (ESPs).

ii. Up-gradation of Turbo Generators (TGs) # 3 & 4 for improving Rankine Cycle efficiency and enhancing capacity generation.

iii. Installation of Variable Frequency Drives (VFDs) in ID, FD & PA fans of Boiler # 5 to 8 to reduce the auxiliary power consumption.

iv. Installation of Auto Secondary Air Damper Control (SADC) system in Boiler # 5 to 8 along with On-line Flue Gas Analyzers for optimum control of oxygen to improve Boiler efficiency.

v. Installation of higher efficiency Condensate Extraction Pumps in unit # 4 to reduce auxiliary power consumption.

vi. Installation of efficient drift Eliminator in cooling Tower # 5 & 7 to reduce raw water consumption.

b. **CO-GENERATION POWER UNIT**

i. Replacement of Boilers tube to avoid the breakdowns thereby improving boiler performance.

ii. Installation of Apron Coal feeder in place of Reciprocating coal feeder for increasing the feed rate thus reducing the equipment running hours.

iii. Installation of heat exchanger in new DM Plant to reduce the auxiliary steam consumption.

6. **COPPER DIVISION:**

i. To replace remaining two Water Pumps of SAP with high efficiency pumps.

ii. To install capacitor banks at MRS to improve power factor.

iii. To replace conventional tube light ballast with electronic ballast in phased manner.

iv. Installation of VFD in combustion fan of Anode Furnace.

c. **IMPACT OF MEASURES IN (a) AND (b) ABOVE**

The various Energy Conservation Measures undertaken by your Company have yielded encouraging results in most of the production centers. Efforts continue to further optimize energy productivity through ongoing and planned measures.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

d. TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER TON OF PRODUCTION (As per Form "A" below)

Form A

		2003-04	2002-03
A. Power & Fuel Consumption			
1 **Electricity**			
a) Purchased from SEB's Units (KWH in thousands)		86,247	119,654
Total Amount (Rs in mn) (excluding Minimum Demand Charges)		387.21	554.14
Rate/Unit (Rs)		4.49	4.63
b) Own Generation			
1 Through Steam Turbine/Generator Units (KWH in thousands)		5,778,429	4,867,856
Cost/Unit (Rs) (Coal & Fuel only)		1.01	1.00
2 Through Diesel Generator Units (KWH in thousands)		3,015	6,646
Cost/Unit (Rs)		6.76	6.79
3 Adjusted out of Banked Energy Units (KWH in thousands)		1,909	9,685
2 **Steam Coal (for Generation of Steam)**			
Quantity (Tonnes)		6,172,765	5,743,087
Total Amount (Rs in mn)		6,167.51	5,075.46
Average Rate (Rs)		999.15	883.75
3 **Furnace Oil (Fuel Oil,L.D.Oil,HSD Oil)**			
Quantity (KL)		86,514	80,106
Total Amount (Rs in mn)		975.52	911.7
Average Rate (Rs)		11,275.83	11,381.17
4 **Steam (Purchased)**			
Quantity (Tonnes)		258,751	194,167
Total Amount (Rs in mn)		45.91	33.66
Average Rate (Rs)		177.43	173.36
B Consumption per Unit of Production (per MT)	**Unit**		
1 Aluminium Metal (including Alumina)			
Electricity	kwh	16,240	16,703
Furnace Oil	Litres	201	204
Steam Coal	MT	1.406	1.551
Average C.V. of Steam Coal	K.Cal/kg	3,761	3,646
2 Redraw Rods (including Alloy Rods)			
Electricity	kwh	67	71
Furnace Oil	Litres	42	44

3	Fabricated Products (Rolled & Extrusion)			
	Electricity	kwh	1105	1102
	Furnace Oil	Litres	69	71
4	Aluminium Foil			
	Electricity	kwh	905	886
5	Aluminium Wheel			
	Electricity	kwh	53	87
6	Copper Cathodes			
	Electricity	kwh	1542	1393
	Furnace Oil	Ltrs	40	44
	Propane	kg	8	9
	Naptha	kg	34	32
7	Copper Rods			
	Electricity	kwh	64	70
	Propane	kg	39	39
8	Di Ammonium Phospate (DAP/NPK)			
	Electricity	kwh	132	106
	Furnace Oil	Ltrs	6	6

TECHNICAL ABSORPTION

FORM B

RESEARCH & DEVELOPMENT (R&D)

A. ALUMINIUM BUSINESS

1. Specific areas in which R&D carried out by the Company during the year 2003-04

The Company's research and development efforts have been emphasized on following objectives:

- New product development
- Conservation of raw materials and resources
- Improvement in energy conservation
- Waste minimization and reutilization
- Development of special coating chemicals and rust inhibiting processes
- Optimisation of process parameters
- Cost reduction through alternate vendor development
- Environment preservation and sustenance

2. Benefits derived as a result of the above R&D

- Increase in market share in branded product segment and value generation
- Reduction in specific consumption of raw materials
- Reduction in specific energy consumption
- Improved solid waste utilisation
- Development of plant spares indigenously as replacement of imported spares
- Improved corrosion inhibition property in heat exchangers and vessels
- Improvement in purity of metal
- Reduction in fresh water withdrawal by recovery of treated effluent

3. **Future plan of action**
   - To develop new aluminium based products
   - To work for new application of aluminium alloys in transport particularly in railways, building & construction and packaging sectors
   - To effectively use waste products - dross into value added product for refractory applications ,
   - To interact with IITs , BHU and CSIR labs for joint projects such as development of aluminium foam technology for automobiles, ceramic foam filter and Tibor Rod etc.
   - Improvement in insulation for better thermal efficiency in vessels used at elevated temperatures.
   - Laboratory simulation of heat treatment process for dies and tooling
   - Analytical method development for better process control
   - Further recovery of water from treated colony effluent.

B. COPPER BUSINESS

1. **Specific area in which R&D carried out by the Company during the year 2003-04:**

   The Company's Research & Development efforts have focused on the following objectives:
   - Modification in Anode Furnace has led to an increase in throughput
   - Improvement in sulphatization of dust by installing sulphatizing nozzles in the Settler roof of Flash Smleting Furnace.
   - Slag cleaning Furnace ladle hood ventilation system installed.
   - Charging of Fly ash in ladle during tapping of liquid matte and slag for reducing heat losses.
   - Modification of Granulation nozzles in Slag Cleaning Furnace.
   - Development of mud-gun for safe plugging of blister tap hole in Ausmelt converting Furnace.
   - Installation of bismuth removal system in circuit-IV of Refinery.
   - Revival of Cooper compressor in oxygen plant by indigenously developed gear set.
   - Installation and commissioning of Side Stream Filter in CPP-2.

2. **Benefits derived as a result of above R&D**
   - Production has increased.
   - Higher plant availability
   - Improvement in working environment
   - Reduction in revert generation
   - Production of export quality granulated slag
   - Safe operation of Ausmelt converting Furnace and increase in plant up-time
   - Improvement in cathode quality from Circuit-IV
   - Higher production of Smelter
   - Conservation of water

3. **Future plan of Action:**
   - Simulation of process equipment by Computational Fluid Dynamics (CFD) for solving process problems/ design modification
   - Recovery of copper and precious metals by leaching of Smelter dust
   - Improvement in P2O5 recovery in Phosphoric Acid Plant

4. Expenditure on R&D

(Rs in Million)

		2003-2004	2002-2003
a.	Capital	19.64	3.89
b.	Recurring	21.22	15.24
c.	Total (a+b)	40.86	19.13
d.	Total R&D Expenditure as % of total turnover	0.07%	0.04%

5. Technology absorption, adaptation and innovation

i. Efforts in brief

The Company has been able to successfully absorb, and assimilate imported technology.

ii. Benefits derived

- Advancement of basic skill and knowledge
- Reduction in specific consumption of power / utilities.
- Plant availability / capacity utilization has increased
- Efforts have resulted in cost competitiveness and enhanced product range.

iii. Details of technology imported in the past 5 years

Technology imported for	Year of Import	Has technology been fully absorbed	If not fully absorbed, areas where this has not aken place, reason thereof and future plan of action
ALUMINIUM Design and manufacture of aluminium alloy wheels	1998-1999	Yes	N.A.
Precipitation process technology for Alumina plant	1999-2000	Yes	N.A.
Baking furnace technology for carbon plant	2000-2001	Yes	N.A.
Pitch fume treatment technology	2000-2001	Yes	N.A.
COPPER Pyro-metallurgy process for Precious Metal process	2000-2001	Yes	N.A.
Incro pipe reactor technology for Di-ammonium phosphate	2000-2001	Yes	N.A.
Ausmelt technology for Copper-II	2002-2003	Yes	N.A.

C. FOREIGN EXCHANGE EARNINGS & OUTGO

a. Activities related to Exports

The company has taken successful initiatives to increase exports during the year to Rs. 12,950.97 million vis-à-vis exports of Rs. 10,282.64 million during the preceding year.

b. Total Foreign Exchange used and earned

Foreign exchange used	Rs. 24,695.52 million
Foreign exchange earned	Rs. 12,950.97 million

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

STATEMENT OF PARTICULARS OF EMPLOYEES PURSUANT TO THE PROVISIONS OF SECTION 217(2A) OF THE COMPANIES ACT, 1956 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2004

(A) Employed throughout the Financial Year under review and were in receipt of remuneration for the Financial Year in the aggregate of not less than Rs.24,00,000/- per annum.

(a) Age (b) Qualification (c) Designation (d) Nature of duties (e) Commencement of Employment (f) Experience (years) (g) Remuneration (Gross/Net Rs.) (h) Particulars of last Employment, Last Post, Employer (No.of years)

1. Shri R.K. Kasliwal (a) 59 (b) B.Com., F.C.A. (c) Group Executive President & C.F.O (d) Management of Finance, Commercial & General Administration Functions (e) 4.12.1967 (f) 36 (g) 45,81,650/24,24,288 (h) –

Aluminium Division

2. Shri S.K. Maudgal (a) 50 (b) B. Tech. (Chem. Engg.) P.G. Diploma (Marketing & Finance) (c) Executive President (Marketing) & CEO (Foil & Wheel) (d) Management of Aluminium Marketing and Foil & Wheel Division (e) 14.2.2001 (f) 25 (g) 40,68,846/16,83,478 (h) Executive Director (Marketing & Sales) Ceat Ltd. (2 ½).
3. Shri R.P. Shah (a) 57 (b) B. Tech. (Chem. Engg.) (c) Executive President & Chief Manufacturing Officer (d) Alumina Plant Management (e) 30.12.1969 (f) 33 (g) 27,77,269/12,68,622 (h) –
4. Shri G.S. Khurana (a) 59 (b) B.Sc., B.E. (Mech.) (c) Sr. Executive President (d) Captive Power Plant Management (e) 16.12.1986 (f) 37 (g) 29,16,685/12,55,763 (h) Plant Manager, Shree Ram Fertilizer & Chemicals Ltd. (10).

Copper Division

5. Shri P. Balakrishnan (a) 55 (b) B.E., P.G.D.M. (c) Executive President (d) Overall Management & Administration (e) 11.06.2000 (f) 33 (g) 54,27,518/34,92,260 (h) Executive Director, Kirloskar Electric Co. Ltd. (2)

(B) Employed for part of Financial Year under review and were in receipt of remuneration at the rate of not less than Rs.2,00,000/- per month

1. Shri A.K. Agarwala (a) 71 (b) B.Com., F.C.A., L.L.B. (c) Whole-Time Director (d) Overall Management & Administration (e) 7.12.1959 (f) 47 (g) 1,04,55,135/59,22,850 (h) –
2. Shri D. Bhattacharya (a) 56 (b) B.Sc.(Hons.), B.Tech (Chem.Engg.) (c) Managing Director (d) Overall management & Administration (e) 2.10.2003 (f) 33 (g) 65,78,133/25,81,065 (h) Director, Hindustan Lever Ltd. (28)

Aluminium Division

3. Shri Ratan K. Shah (a) 50 (b) B.Tech (Chem.Engg.), M.S. (Chem.Engg.) (c) Chief Officer Operations (Aluminium & Power) (d) Management & Administration (e) 18.8.2003 (f) 26 (g) 22,33,803/10,03,917 (h) President, Vikram Ispat (A unit of Grasim Industries Ltd.) (3½)
4. Shri S.K. Tewari (a) 61 (b) B.Sc., Engg. (Elect.) (c) Chief Officer (Manufacturing) (d) Management of Plant Operations and Expansion Projects (e) 1.7.1995 (f) 37 (g) 15,22,958/9,66,250 (h) General Manager, NTPC, Rihandnagar (14).

Copper Division

5. Shri A. K. Sharma (a) 60 (b) B.E., M.I.M., M.I.E. (c) Joint Executive President (Works) (d) Plant Management & Administration (e) 12.10.1994 (f) 40 (g) 22,31,826/17,11,609 (h) General Manager, Hindustan Zinc Ltd. (11)
6. Shri A.K. Saxena (a) 44 (b) B.E. (Tech.), Metallurgy (c) Joint Executive President (Manufacturing) (d) Plant Management & Administration (c) 1.7.2003 (f) 23 (g) 19,34,983/12,05,440 (h) Vice President, Ispat Metalics (India) Ltd. (5)
7. Shri Sanjay Loyalka (a) 38 (b) B.Com., A.C.A. (c) Joint Executive President (F&A) (d) Finance Management (e) 01.02.2001 (f) 16 (g) 4,30,844/2,15,520 (h) Sr. Vice President, Vikram Cement (2)
8. Shri P.S. Ghose (a) 53 (b) B.E. (Mech.), M.Tech (c) Joint Executive President (Project) (d) New Project Management & Administration (e) 6.11.2003 (f) 27 (g) 10,84,765/6,66,550 (h) Vice President, Sterlite Industries Ltd. (2)
9. Shri S.K. Sinha (a) 59 (b) B.E. (c) Sr. Vice President (Project) (d) New Project Management & Administration (e) 1.7.1998 (f) 38 (g) 27,14,667 /19,82,687 (h) Addl. Chief Engineer, Hindustan Fertilizer Corporation Ltd. (16).

NOTE:

1) Nature of Employment: All appointments are non-contractual.
2) Other terms and conditions as per Company's Rules/Scheme.
3) Remuneration as shown above includes Salary, Allowance, Ex-gratia, Contribution to Provident Fund, Superannuation Scheme and other perquisites in addition, Medical benefits and furnished accommodation on rental basis have been provided as per Company's Rules/Scheme.
4) Net take home Pay represents net amount received after deduction of Income-tax, Provident Fund and other reimbursements.
5) None of the Employees named above is a relative of any Director of the Company.

Auditors' Certificate on Corporate Governance

To the Members of Hindalco Industries Limited

We have examined the compliance of the conditions of Corporate Governance by Hindalco Industries Limited for the year ended 31st March 2004 as stipulated in clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The Compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of the opinion on the financial statements of the company.

In our opinion and to the best of our information and explanations given to us, we may certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2004, no investor grievances are pending against the Company as on 31st March, 2004 as per the records maintained by the Company and presented to the Investors'/shareholders' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For SINGHI & CO
Chartered Accountants

RAJIV SINGHI
Partner

26th April 2004

Secretarial Compliance Certificate

TO WHOMSOEVER IT MAY CONCERN

This is to certify that Hindalco Industries Limited, having its Registered Office at "Century Bhavan" 3rd Floor, Dr. Annie Besant Road, Mumbai 400 025, has complied with all the statutory requirements and maintained all books/records as required under the Compliances Act, 1956 and all other applicable statutes and rules thereunder.

For Hindalco Industries Limited

ANIL MALIK
Company Secretary

Place : Mumbai
Date : 26th April 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of HINDALCO INDUSTRIES LIMTIED as at 31st March, 2004 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our Audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies act, 1956, we enclose as Annexure, a statement on the matters specified in the paragraphs 4 and 5 of the said order.

Further to our comments in the Annexure referred above, we report that:

1) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

2) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books. Proper returns adequate for the purpose of our audit have been received from the branches not visited by us;

3) The reports on the accounts of the Branches audited by other Auditors, have been forwarded to us and have been appropriately dealt by us in preparing our report;

4) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and with the audited returns from the Branches;

5) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

6) On the basis of the written representations received from the directors and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2004 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

7) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes in Schedule 21 give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

   (a) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2004;

   (b) In the case of the Profit & Loss Account, of the Profit for the year ended on that date; and

   (c) In the case of Cash Flow Statement, of the Cash Flows for the year ended on that date.

Camp : Mumbai
Dated : The 26th day of April, 2004

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

1-B, Old Post Office Street,
Kolkata-700 001

ANNEXURE TO THE AUDITORS' REPORT

I (a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

(b) Fixed Assets have been physically verified by the management periodically in a phased manner and no material discrepancies have been noticed on physical verification as confirmed by the management.

(c) No substantial part of Fixed Assets has been disposed off during the year, which has bearing on the going concern assumption.

II (a) Physical verification of Inventory (except stocks lying with third parties, confirmation for which has been obtained and in transit) have been conducted at reasonable intervals during the year by the management.

(b) In our opinion, the procedures of physical verification of Inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company has maintained proper records of inventory. No material discrepancies were noticed on physical verification.

III. The Company has neither granted nor taken any loans, secured or unsecured to and from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(b) to (d) of the Order are not applicable.

IV. On the basis of checks carried out during the course of audit and as per explanations given to us, we are of the opinion that there are adequate internal control procedures commensurate with the size of the Company and the nature of its business; for the purchase of inventory and fixed assets and for the sale of goods. During the course of our audit, no major weakness has been noticed in the internal controls.

V. In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(V)(b) of the Order is not applicable.

VI. The Directives issued by the Reserve Bank of India and the provisions of sections 58A and 58AA of the Companies Act, 1956 and the rules framed there-under have been complied with in respect of deposits accepted from the public. We have been informed that, no order has been passed by Company Law Board in this regard.

VII. The Company has an Internal Audit System, which in our opinion is commensurate with the size and nature of the business.

VIII The Company has maintained proper cost records as prescribed by Central Government under section 209 (1) (d) of the Companies Act, 1956 for the products of the Company but no detailed examination of such records has been carried out by us.

IX (a) According to the information and explanations given to us and on the basis of our examination of the books of accounts, the Company is regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Custom Duty, Excise Duty, Cess and other statutory dues with the appropriate authorities.

(b) According to the information and explanations given to us, the dues of Sales Tax, Income Tax, Customs Duty, Wealth Tax, Excise Duty and Cess which have not been deposited on account of any dispute and the forum where the dispute is pending are as under:

Name of the statute	Nature of dues	Amount (Rs.in million)	Forum where dispute is pending
Gujarat Sales	Demand on Provisional Assessment	218.90	Gujarat High Court, Ahmedabad
Tax Act, 1969	Demand under section 15B	16.36	Gujarat Sales Tax Tribunal, Ahmedabad
Customs Act, 1962	Demand of Duty on Design and Engineering fee paid	113.70	Custom, Excise and Service Tax Appellate Tribunal, West Zone, Mumbai
	Differential Custom Duty on disputed valuation of Copper Concentrate	40.50	Commissioner (Appeals), Kandla
Central Excise Act,1944	Demand of Excise duty on the power generated by the Company's captive power plant	145.94	Delhi High Court, Delhi
	Disallowance of Modvat on certain Capital Goods	4.00	CESTAT, New Delhi
	Demand of excise duty on Sale of old & used Capital Goods	0.90	Customs, Excise & Service Tax Appellate Tribunal, New Delhi
	Modvat Credit disallowed for Sale of treated water	1.30	Commissioner (Appeals), Allahabad
	Modvat Credit disallowed on Short receipt of Inputs & Raw Materials	1.80	Additional Commissioner, Allahabad
	Demand of Duty on repacking charges & financial charges	2.60	Appeal is being filed with Commissioner (Appeals), Allahabad
	Demand of duty on sale of Gold	1553.06 4.63	Customs, Excise and Service Tax Appellate Tribunal, West Zone, Mumbai Commissioner of Central Excise (Appeals), Vadodara
	Demand of duty on sale of Silver	0.20	Customs, Excise and Service Tax Appellate Tribunal, West Zone, Mumbai
	Demand of duty for clearance of goods under CT-2/ Annexure-1	2.58	Customs, Excise and Service Tax Appellate Tribunal, West Zone, Mumbai
Income Tax Act, 1961	Demands pertaining to erstwhile Indo Gulf Corporation Ltd.	100.11 188.13	ITAT, Lucknow CIT (Appeals), Lucknow

X The Company does not have any accumulated losses and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

XI The Company has not defaulted in repayment of dues to Financial Institutions or Banks or Debenture holders.

XII According to the information and explanations given to us, the Company has not granted any loans or advances on the basis of security by way of pledge of Shares, Debentures and other Securities.

XIII The Company is not a chit fund or a nidhi/mutual benefit fund/ society.

XIV The Company is not in the business of dealing or trading in shares. The Company has maintained proper records of transactions and contracts in respect of Shares, Securities, Debentures and other Investment and timely entries have been made therein. The Shares, Securities, Debentures and other Securities have been held by the Company, in its own name except to the extent of exemption, granted under section 49 of the Companies Act, 1956.

XV In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by its Subsidiaries and Joint Ventures from Banks and Financial Institutions are not prima facie prejudicial to the interest of the Company.

XVI Based on information and explanations given to us by the management, term loans were applied for the purpose for which the loans were obtained.

XVII On the basis of our overall examination of the Cash Flow Statement, the funds raised on short-term basis have not been used for long term investment and vice-versa.

XVIII During the year under Audit, the Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Companies Act, 1956.

XIX On the basis of records made available to us, the Company has created Securities in respect of Debenture issued/ outstanding during the year.

XX The Company has not raised any money by way of Public Issue during the year.

XXI Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud, on or by the Company has been noticed or reported during the year.

Camp : Mumbai
Dated : The 26th day of April, 2004

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

1-B, Old Post Office Street,
Kolkata-700 001

BALANCE SHEET AS AT 31ST MARCH, 2004

	Schedule	As at 31st March, 2004	(Rs. in Million) As at 31st March, 2003
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	'1'	924.77	924.64
Reserves & Surplus	'2'	67,654.23	60,986.28
		68,579.00	**61,910.92**
LOAN FUNDS			
Secured Loans	'3'	17,259.35	20,492.70
Unsecured Loans	'4'	8,386.55	3,457.48
		25,645.90	**23,950.18**
DEFERRED TAX		**9,951.35**	**8,490.35**
	TOTAL	**104,176.25**	**94,351.45**
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	'5'	66,584.94	56,679.77
Less : Depreciation		19,182.79	16,069.88
Net Block		47,402.15	40,609.89
Capital Work-in-Progress		4,676.66	8,024.14
		52,078.81	**48,634.03**
INVESTMENTS	'6'	**33,772.05**	**26,484.20**
CURRENT ASSETS, LOANS & ADVANCES			
Inventories	'7'	11,913.43	10,022.22
Sundry Debtors	'8'	5,611.13	5,607.41
Cash & Bank Balances	'9'	2,313.78	3,031.42
Loans, Advances & Deposits	'10'	9,245.01	9,112.46
		29,083.35	**27,773.51**
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	'11'	8,966.11	7,065.79
Provisions	'12'	1,791.85	1,474.50
		10,757.96	**8,540.29**
NET CURRENT ASSETS		**18,325.39**	**19,233.22**
	TOTAL	**104,176.25**	**94,351.45**
Notes on Accounts	'21'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

D. BHATTACHARYA
Managing Director

Chairman: KUMAR MANGALAM BIRLA

Directors:
RAJASHREE BIRLA
C. M. MANIAR
E. B. DESAI
S. S. KOTHARI
M. M. BHAGAT
K. N. BHANDARI
A. K. AGARWALA

Camp: Mumbai
Dated: The 26th day of April, 2004

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2004

(Rs. in Million)

INCOME	Schedule	For the year ended 31st March, 2004	For the year ended 31st March, 2003
Sales & Conversion Charges			
(Tax deducted at source Rs. 0.68 million)		68,024.04	55,023.64
Less: Excise Duty		6,115.05	5,167.42
		61,908.99	**49,856.22**
Other Income	'13'	2,446.21	2,183.53
Increase /(Decrease) in Stocks	'14'	1,174.43	236.81
		65,529.63	**52,276.56**
EXPENDITURE			
Raw Materials Consumed	'15'	32,545.60	23,236.08
Manufacturing Expenses	'16'	10,456.37	9,124.92
Payments to and Provision for Employees	'17'	2,401.73	2,228.45
Selling, Distribution, Administration and Other Expenses	'18'	2,883.43	3,052.91
Interest & Finance Charges	'19'	1,611.77	1,364.92
Depreciation	'20'	3,174.04	2,642.24
		53,072.94	**41,649.52**
PROFIT BEFORE EXTRAORDINARY ITEM & TAX		**12,456.69**	**10,627.04**
Extraordinary Items		—	1,633.12
PROFIT BEFORE TAX		**12,456.69**	**8,993.92**
Provision for Current Tax		2,606.40	2,520.00
PROFIT BEFORE DEFERRED TAX		**9,850.29**	**6,473.92**
Provision for Deferred Tax		1,461.00	652.50
NET PROFIT		**8,389.29**	**5,821.42**
Balance brought forward from Previous year		550.00	550.00
Balance brought forward from Amalgamating Company		—	3,161.40
Proposed Dividend written back due to Buy-Back of Equity Shares		—	10.16
BALANCE AVAILABLE FOR APPROPRIATIONS		**8,939.29**	**9,542.98**
APPROPRIATIONS			
Debenture Redemption Reserve		920.70	428.42
Capital Redemption Reserve		—	7.53
Proposed Dividend on Equity Shares		1,525.84	1,248.42
Tax on Proposed Dividend		195.50	159.92
Transfer to General Reserve		5,747.25	7,148.69
Balance Carried to Balance Sheet		550.00	550.00
		8,939.29	**9,542.98**
Basic and Diluted Earnings Per Share (in Rupees)		**90.71**	**62.92**
Notes on Accounts	'21'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

RAJIV SINGHI
Partner

D. BHATTACHARYA
Managing Director

R. K. KASLIWAL
Group Executive President & C.F.O.

ANIL MALIK
Company Secretary

Camp: Mumbai
Dated: The 26th day of April, 2004

SCHEDULES

		As at 31st March, 2004	(Rs. in Million) As at 31st March, 2003
SCHEDULE '1'			
SHARE CAPITAL			
AUTHORISED			
14,50,00,000	Equity Shares of Rs.10/- each	1,450.00	1,450.00
5,00,000	14% Free of Company's tax but subject to deduction of taxes at source at the prescribed rates, Redeemable Cumulative Preference Shares of Rs. 100/- each	50.00	50.00
		1,500.00	**1,500.00**
ISSUED, SUBSCRIBED AND PAID-UP			
9,24,81,325	Equity Shares of Rs.10/- each fully paid-up	924.81	924.81
	Less: Face value of Shares forfeited	0.06	0.06
		924.75	**924.75**
	Add: Forfeited Shares Account (Amount Paid-up)	0.03	0.03
		924.78	**924.78**
	Less: Calls-in-Arrears	0.01	0.14
		924.77	**924.64**

NOTE:

1. Subscribed and paid-up Equity Share Capital includes:
   - (i) 4,91,76,677 Equity Shares allotted as fully Paid-up Bonus Shares by Capitalisation of General Reserve and Capital Redemption Reserve.
   - (ii) 6,00,000 Equity Shares of Rs. 10/- each fully paid-up issued pursuant to a contract for consideration other than cash.
   - (iii) 1,87,67,835 Equity Shares alloted to the share holders of earstwhile Indo Gulf Corporation Ltd. (since amalgamated) pursuant to the Scheme of Amalgamation without payment being received in cash.

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '2'		
RESERVES AND SURPLUS		
CAPITAL RESERVE		
i) Revaluation Reserve		
As per last Balance Sheet	—	11,358.08
Less: Adjustment of Revaluation reversed	—	11,358.08
	—	—
ii) Capital Redemption Reserve		
As per last Balance Sheet	1,007.59	0.06
Add: Transferred on Amalgamation	—	1,000.00
Add: Created during the year	—	7.53
	1,007.59	**1,007.59**
SECURITIES PREMIUM ACCOUNT		
As per last Balance Sheet	11,393.91	6,890.47
Add: Transferred on Amalgamation	—	4,503.44
	11,393.91	**11,393.91**
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	3,204.32	1,467.50
Add: Transferred on Amalgamation	—	1,308.40
Add: Created during the year	920.70	428.42
	4,125.02	3,204.32
Less: Transferred to General Reserve on Redemption of Debentures	725.00	—
	3,400.02	**3,204.32**
Carried over . . .	**15,801.52**	**15,605.82**

SCHEDULE '2' (Contd.)
RESERVES AND SURPLUS (Contd.)

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
Brought forward . . .	15,801.52	15,605.82
GENERAL RESERVE		
As per last Balance Sheet	44,830.46	36,162.97
Less: Utilised for premium on Buy Back of Shares	—	545.62
	44,830.46	35,617.35
Add: Created on Amalgamation	—	2,064.42
Add: Transferred from Debenture Redemption Reserve	725.00	—
	45,555.46	37,681.77
Add: Transfer from Profit & Loss Account	5,747.25	7,148.69
	51,302.71	44,830.46
PROFIT & LOSS ACCOUNT BALANCE	550.00	550.00
	67,654.23	60,986.28

SCHEDULE '3'
SECURED LOANS

		As at 31st March, 2004	As at 31st March, 2003
A. Redeemable Non-Convertible Debentures			
2,000 of Rs. 5 Lac each	13.2% Redeemable in three instalments on 9th September, 2002 (Redemeed), 9th September, 2003 (Redeemed) & 9th September, 2004	300.00	650.00
100 of Rs. 1 Crore each	10.75% Redeemable on 5th July, 2005 (Put/call option on 5th July, 2003)	—	1,000.00
150 of Rs. 1 Crore each	11.22% Redeemable on 12th January, 2008 (Put/call option on 12th January, 2006)	1,500.00	1,500.00
200 of Rs. 1 Crore each	9.75% Redeemable on 2nd July, 2008 (Put/call option on 2nd July, 2006)	2,000.00	2,000.00
50 of Rs. 1 Crore each	9.00% Redeemable on 17th September, 2008 (Put/call option on 17th September, 2006)	500.00	500.00
60 of Rs. 1 Crore each	7.95% Redeemable on 15th July, 2009 (Put/call option on 15th July, 2007)	600.00	750.00
25 of Rs. 1 Crore each	6.95% Redeemable on 23rd August, 2007 (Put/call option on 23rd August, 2005)	250.00	250.00
75 of Rs. 1 Crore each	7.20% Redeemable on 28th August, 2007 (Rs. 500 million) & 23rd August, 2009 (Rs.250 million) (Put/call option on 23rd August, 2007 for Rs. 250 million only)	750.00	750.00
105 of Rs. 1 Crore each	6.40% Redeemable on 29th November, 2009 (Put/call option on 29th November, 2007)	1,050.00	1,300.00
All the above Debentures are Secured by legal Mortgage of immovable properties other than of its Copper Division both present and future, ranking pari-passu with charges created/to be created in favour of Financial Institutions save and except, some of the Workers' Quarters and a floating charge on movable assets of the Company other than of its Copper Division subject to charge created/to be created in favour of the Bankers for securing Working Capital facilities.			
B. Redeemable Non-Convertible Debentures			
3000 of Rs. 5 Lac each	12.75% Series VI Redeemable in five equal instalments of Rs. 26.50 crore each on 4th December, 2002 (Redeemed), 4th December, 2003 (Redeemed), 4th December, 2004, 4th December, 2005, 4th December, 2006 and Rs. 3.50 crore each on 12th December 2002 (Redeemed), 12th December, 2003 (Redeemed), 12th December, 2004, 12th December, 2005 and 12th December, 2006	900.00	1,200.00
500 of Rs. 5 Lac each	10.00% Redeemable on 1st June, 2004	250.00	250.00
500 of Rs. 5 Lac each	9.70% Redeemable on 6th June, 2004	250.00	250.00
500 of Rs. 3 Lac each	9.45% Redeemable on 25th July, 2004 (Prepaid during the year)	—	150.00
	Carried over . . .	8,350.00	10,550.00

SCHEDULE '3' (Contd.)
SECURED LOANS (Contd.)

(Rs. in Million)

		As at 31st March, 2004	As at 31st March, 2003
	Brought forward . . .	**8,350.00**	**10,550.00**
4000 of Rs. 5 Lac each	8.70% Redeemable on 23rd April, 2007	2,000.00	2,000.00
2000 of Rs. 5 Lac each	8.10% Redeemable on 19th July, 2009 (Put/call option on 19th July, 2007)	1,000.00	1,000.00
1000 of Rs. 5 Lac each	6.20% Redeemable on 8th January, 2008	500.00	500.00
1000 of Rs. 5 Lac each	5.95% Redeemable on 14th January, 2008	500.00	500.00
	These debentures are secured by way of Legal Mortgage over the company's immovable property at Nasik and also secured/to be secured by way of joint equitable mortgage over the Company's fixed assets relating to its Copper Division at Dahej ranking pari-passu with other financial Institutions/banks and trustees of the debentures. Further, 12.75% Series VI debentures are also secured by all movable properties including movable plant and machinery of Copper Division.		
C.	**From Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers** Secured by hypothecation of Workers' Quarters (repayable within one year Rs. 0.19 million)	0.92	1.11
D.	**From Scheduled Banks- Cash Credit & Export Credit Accounts** Secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Materials-in-Process and Finished Products of other than its Copper Division , movable assets and book debts of its Copper Division ,both present and future. Further secured/to be secured by way of joint equitable mortgage of the immovable assets,on second charge basis, of the Copper Division, ranking pari-passu with other Lenders/Institutions.	645.69	1,305.47
E.	**Term Loans from Schedule Banks /Financial Institutions** Rupee Term loans from Banks and Financial Institutions are secured by joint and equitable mortgage/hypothecation of all properties (save & except book debts) of the Copper Division of the company, both present & future,ranking pari-passu inter-se,subject to prior charges created in favour of the Company's Bankers on specified movables assets for securing the borrowings for the working capital facilities. (repayable within one year Rs. 62.59 million)	171.51	575.78
F.	**Foreign Currency Loans from Banks/ Financial Institutions**		
i)	Foreign Currency Loan from Banks, ranking pari-passu and are secured by hypothecation of immovable assets and its accessories etc. installed and/or to be installed in Unit No.8 of its power plant at Renusagar. (repayable within one year US $ 16 million)	1,398.96	2,279.28
ii)	Foreign Currency loan from Banks is secured by hypothecation of all movable properties (save & except current assets),both present & future, of the Copper Division and is further secured by joint equitable mortgage, on first charge basis,of all immovable properties of the Copper Division at Dahej. (repayable within one year nil)	2,300.00	1,248.30
iii)	Foreign Currency loan from a Financial Institution is guaranteed by a bank guarantee and such guarantee is secured by hypothecation of all plant & machinery both present & future pertaining to the Copper Division. This is further secured by joint equitable mortgage, on first charge basis, of all immovable properties of the Copper Division at Dahej both present & future. (repayable within one year US $ 2.24 million)	392.27	532.76
		17,259.35	**20,492.70**

SCHEDULE '4'
UNSECURED LOANS

	As at 31st March, 2004	As at 31st March, 2003
Employees' & other Deposits	313.30	319.73
Short Term Loans- Buyers' credit & Export Packing credit from Banks	8,073.25	3,137.75
	8,386.55	**3,457.48**

SCHEDULE '5'
FIXED ASSETS

(Rs.in Million)

DESCRIPTION	GROSS VALUE				DEPRECIATION				NET VALUE	
	As at 31.03.2003	Additions during the year	Less Sales/ Adjustments during the year	Total upto 31.03.2004	Upto 31.03.2003	Provided during the year U/s 205(2)(b)	Less Adjusted on sales or adju—stments	Total upto 31.03.2004	As at 31.03.2004 as per Balance Sheet	As at 31.03.2003 as per last Balance Sheet
Mining Rights	50.11	—	—	50.11	12.40	2.48 (C)	—	14.88	35.23	37.71
Land & Site Development	307.65	367.85	—	675.50 (B)	16.60	5.41 (B)	—	22.01	653.49	291.05
Buildings(Factory & Non-Factory)	5,582.56	347.52	0.28	5,929.80 (A)(D)	724.92	141.09	0.11	865.90	5,063.90	4,857.64
Plant, Machinery & Equipment	48,349.73	8,868.74	90.41	57,128.06 (E)	14,427.21	2,805.67	51.95	17,180.93	39,947.13	33,922.52
Aerial Ropeways	65.55	—	—	65.55	53.10	0.86	—	53.96	11.59	12.45
Construction & Mobile Equipments, Vehicles & Aircraft	948.16	74.69	24.26	998.59	320.01	69.78	10.62	379.17	619.42	628.15
Railway Sidings	44.89	10.55	—	55.44	23.18	1.85	—	25.03	30.41	21.71
Furniture, Fixtures, Air-conditioners, Office Equipments,Computer,Fire Fighting Equipments etc.	1,082.52	158.30	16.95	1,223.87	473.37	98.48	10.24	561.61	662.26	609.15
Live Stock	2.13	0.41	0.69	1.85	—	—	—	—	1.85	2.13
Roads & Drainage	246.47	41.79	—	288.26	19.09	4.28	—	23.37	264.89	227.38
Computer Software & System	—	64.03	—	64.03 (G)	—	32.02	—	32.02	32.01	—
Technological Licences	—	103.88	—	103.88 (G)	—	23.91	—	23.91	79.97	—
TOTAL	56,679.77	10,037.76	132.59	66,584.94 (F)	16,069.88	3,185.83	72.92	19,182.79	47,402.15	40,609.89
PREVIOUS YEAR	56,726.19	25,882.73	25,929.15	56,679.77	24,858.27	5,725.11	14,513.50	16,069.88	40,609.89	—

NOTES:

(A) (i) Includes cost of ownership flat Rs. 16.57 million in co-operative Societies and Ownership office at Delhi Rs. 3.74 million.,at Bangalore Rs. 12.57 million & at Mumbai Rs. 381.92 million.

(ii) Building includes Rs. 4.14 million being contribution to the State Government for construction of road, the ownership of which vests with the State Government of Gujarat (Net Block Rs. 3.73 million)

(B) (i) Leasehold Land amounting to Rs. 549.59 million written off proportionately, of which Rs. 356.35 million is pending Registration.

(ii) Rs. 3.04 million towards alternate land made available to State Government for acquiring right to use the forest land, ownership of such land vests with the State Government of Gujarat

(C) Mining Rights amounting to Rs. 49.69 million for 20 years lease written off proportionately.

(D) Includes Rs. 281.94 million towards rights to use & occupy an office space in a building for which the company has invested Rs. 233.91 million in Shares & Debentures of a company.

(E) (i) Rs. 340.07 million and Rs. 118.43 million being contribution to the State Government for laying the water pipeline and power lines respectively, the ownership of which vests with the State Government of Gujarat. [Net Block Rs. 231.59 million and Rs. 80.71 million respectively].

(ii) Assets given on lease Rs. 332.97 million (Net Block Rs. 3.33 million) after adjustment of Lease Equalisation Fund Rs. 206.58 million

(iii) Assets taken on lease Rs. 1.09 million [Net Block Rs. 0.96 million].

(F) Assets held under co-owernship - Land Rs. 5.23 million, Building Rs. 126.03 million,Aircraft Rs. 306.14 million, Vehicle Rs. 0.16 million,Furniture,Fixtures, Air Conditioners, Office Equipments and Computer etc. Rs. 11.17 million.

(G) Additions include externally acquired Technological Licences and Computer Software & System recognised as intangible asset during the year.

	Face Value (Rs.)	Total Nos.	As at 31st March, 2004	(Rs. in Million) As at 31st March, 2003
SCHEDULE ' 6' INVESTMENTS				
A. LONG TERM INVESTMENTS				
i. UNQUOTED				
a. GOVERNMENT SECURITIES				
Indira Vikas Patra (amount Rs. 200.00) (*amount Rs. 200.00)				
National Plan Savings Certificates (Deposited as Security with Excise Authorities,Allahabad) (amount Rs. 1000.00) (*amount Rs. 1000.00)				
National Saving Certificates (Includes Certificates for Rs. 0.13 Million deposited as security with Govt. bodies) (NSC amounting to Rs. 35000/- matured and fresh NSC for Rs. 13000/- taken during the year)			0.39	0.41
National Defence Certificates (Deposited with D.S.O. Mirzapur) (amount Rs. 200.00) (* amount Rs. 200.00)				
b. EQUITY & PREFERENCE SHARES FULLY PAID UP IN SUBSIDIARY COMPANIES				
Equity Shares of Minerals & Minerals Ltd. (including 606 shares held jointly with nominees)	10	50,000	1.66	1.66
Equity Shares of Renuka Investments & Finance Ltd. (including 10 shares held in the name of nominee)	10	9,250,000	92.50	92.50
15% Redeemable Cumulative Preference Shares of Renuka Investments & Finance Ltd.	100	150	0.02	0.02
Equity Shares of Renukeshwar Investments & Finance Ltd. (including 10 Shares held in the name of nominee.)	10	4,795,000	47.95	47.95
15% Redeemable Cumulative Preference Shares of Renukeswar Investments & Finance Ltd.	100	150	0.02	0.02
Equity Shares of Dahej Harbour and Infrastructure Limited	10	50,000,000	500.00	500.00
Equity Shares of Lucknow Finance Company Limited	10	12,002,500	120.03	120.03
Equity Shares of Birla Resources Pty Limited (Face Value AUD 1 each)		650,000	17.89	17.89
Equity Shares of Birla Mineral Resources Pty Limited (24000000 Equity shares purchased during the year) (Face Value AUD 1 each)		113,820,001	3,288.95	2,536.50
c. OTHER SHARES, DEBENTURES AND BONDS - FULLY PAID UP				
Equity Shares of Gwalior Properties & Estates Ltd.	10	1,654,331	74.26	74.26
Equity Shares of Seshasayee Properties Pvt. Ltd.	10	1,692,221	76.54	76.54
Equity Shares of Turquoise Investments & Finance Ltd.	10	1,658,292	189.65	189.65
Equity Shares of Trapti Trading & Investments Pvt. Ltd.	10	1,683,417	192.54	192.54
Ordinary Shares of Birla International Limited. (Face Value CHF 100 each)		2,500	5.29	5.29
10.75% Redeemable Cumulative Preference Shares of Birla Global Finance Ltd. (2500000 Preference shares redeemed during the year)			—	250.00
Equity Shares of Udyog Services Ltd. (amount Rs. 200.00) (*amount Rs. 200.00)	100	2		
Carried Over			**4,607.69**	**4,105.26**

SCHEDULE ' 6' (Contd.)
INVESTMENTS (Contd.)

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2004	As at 31st March, 2003
Brought Forward...			4,607.69	4,105.26
Shares of Shri Ganesh Krupa Co-operative Housing Society Ltd. (amount Rs.1000.00) (*amount Rs.1000.00)	50	20		
Equity Shares of The Ivory Tower Premises Co-operative Housing Society Ltd. (amount Rs.250.00) (*amount Rs.250.00)	50	5		
Equity Shares of IDEA Cellular Ltd. (18000000 Equity shares purchased during the year)	10	228,340,226	2,283.40	2,103.40
16% Secured Reedemable Non- Convertible Debentures of Mangalore Refinery & Petrochemicals Ltd. (1956363 Debentures redeemed during the year)			—	78.15
Equity Shares of Sanjana Cryogenic Storage Limited	10	780,000	31.20	31.20
ii. QUOTED				
a GOVERNMENT SECURITIES				
11.40 % GOI Stock - 2008 (Note No. 8 in Schedule '21')	50,000,000	1	61.71	61.71
b EQUITY SHARES - FULLY PAID UP IN SUBSIDIARY COMPANIES				
Equity Shares of Indian Aluminium Co.Ltd. (411816 Equity shares purchased during the year)	10	68,781,401	12,021.11	11,971.25
Equity Shares of Bihar Caustic & Chemicals Ltd. (10427287 Equity shares purchased during the year)	10	11,987,287	122.26	17.99
c SHARES, DEBENTURES AND BONDS - FULLY PAID UP				
c.1. TRADE INVESTMENTS				
Equity Shares of Tanfac Industries Ltd.	10	995,652	9.96	9.96
c.2. OTHERS				
Equity Shares of Indo Gulf Fertilisers Ltd. (3915871 shares sold during the year)			—	88.84
Equity Shares of Century Enka Ltd.	10	37,500	7.50	7.50
Equity Shares of National Aluminium Company Limited	10	8,842,077	921.65	921.65
Equity Shares of Indian Rayon & Industries Ltd.	10	7,663,535	488.47	488.47
Equity Shares of Grasim Industries Ltd.	10	2,299,059	850.40	850.40
Equity Shares of Industrial Development Bank of India (1387200 shares sold during the year)			—	38.84
16% Secured Non Convertible Debentures of CESC Ltd. (238839 Debentures redeemed during the year)			—	6.00
13.50% Non Convertible Debentures of GE Capital Services India (10 Debentures redeemed during the year)			—	24.88
6.75% Tax Free US 64 Bonds of Unit Trust of India (140200 Bonds switch in during the year from 1400000 US 64 Units) (Note No. 8 in Schedule '21')	100	140,200	14.02	—
10.25% IDBI Omni Bonds I (Series-2001/A) of Industrial Development Bank of India (2000 Bonds redeemed during the year)			—	199.90
Carried Over			**21,419.37**	**21,005.40**

SCHEDULE ' 6' (Contd.)
INVESTMENTS (Contd.)

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2004	As at 31st March, 2003
Brought Forward...			21,419.37	21,005.40
B. CURRENT INVESTMENTS				
i. UNQUOTED				
a. SHARES, DEBENTURES, BONDS AND UNITS OF MUTUAL FUNDS - FULLY PAID UP				
6.50% Secured Redeemable Non Convertible Debentures of ABN Amro Securities (India) Pvt.Ltd. (25 Debentures redeemed during the year)			—	250.00
Alliance Income Fund - Regular Growth Units of Alliance Capital Mutual Fund (13517008.624 Units purchased during the year)	10	13,517,008.624	301.89	—
Birla Income Plus Plan-B : Growth Units of Birla Mutual Fund (31200205.061 Units sold during the year)	10	4,866,049.396	126.43	880.30
Birla Income Plus Institutional Plan- Growth Units of Birla Mutual Fund (64370096.548 Units purchased during the year)	10	64,370,096.548	1,733.42	—
Birla FMP Yearly Growth -3 Plan-B Units of Birla Mutual Fund (5000000.000 Units sold during the year)			—	49.90
Birla FMP Yearly Growth 14 Plan B : Growth Units of Birla Mutual Fund (20000000.000 Units purchased during the year)	10	20,000,000.000	200.00	—
Birla Bond Index Fund Plan B - Growth Units of Birla Mutual Fund (5000000.000 Units purchased during the year)	10	5,000,000.000	50.00	—
Birla Cash Plus Institutional Plan : Dividend - Reinvestment Units of Birla Mutual Fund (649027516.576 Units purchased & 596637326.298 Units sold during the year)	10	52,390,190.278	565.03	—
Birla Income Plan - Institutional Plan Units of Birla Mutual Fund (5821558.000 Units sold during the year)			—	150.00
DSP Merrill Lynch Bond Fund Growth - Regular Units of DSP Merrill Lynch Mutual Fund (2437181.643 Units sold during the year)			—	50.00
DSP Merrill Lynch Bond Fund -Institutional Plan Growth Units of DSP Merrill Lynch Mutual Fund (37799210.365 Units purchased during the year)	10	37,799,210.365	400.00	—
DSP Merrill Lynch Short Term Fund-Weekly Dividend Units of DSP Merrill Lynch Mutual Fund (14702914.019 Units purchased & 9705083.376 Units sold during the year)	10	4,997,830.643	50.46	—
DSP Merrill Lynch Liquidity Fund Daily Dividend Units of DSP Merrill Lynch Mutual Fund (99586778.877 Units purchased & 79811050.515 Units sold during the year)	10	19,775,728.362	197.96	—
Carried Over			25,044.56	22,385.60

SCHEDULE ' 6' (Contd.)
INVESTMENTS (Contd.)

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2004	As at 31st March, 2003
Brought Forward...			25,044.56	22,385.60
Deutsche Dynamic Bond Fund-Institutional-Growth Units of Deutsche Mutual Fund (6028151.467 Units purchased during the year)	10	6,028,151.467	60.00	—
Deutsche Premier Bond Fund-Growth Units of Deutsche Mutual Fund (50534353.660 Units purchased & 33968519.165 Units sold during the year)	10	16,565,834.495	179.63	—
Deutsche Short Maturity Fund- Weekly Dividend Units of Deutsche Mutual Fund (96994440.247 Units purchased & 84797334.029 Units sold during the year)	10	12,197,106.218	124.99	—
Grindlays Super Saver Investment Fund - Investment Plan-Growth Option Units of Standard Chartered Mutual Fund (42386747.943 Units sold during the year)			—	560.88
Grindlays Super Saver Income Fund - Investment Plan B Institutional Plan -Growth Units of Standard Chartered Mutual Fund (43498529.421 Units purchased during the year)	10	43,498,529.421	660.00	—
Grindlays Fixed Maturity - Annual Plan -Growth Units of Standard Chartered Mutual Fund (15000000.000 Units purchased during the year)	10	15,000,000.000	150.00	—
GIC Growth Plus - II Units of GIC Mutual Fund (1000000.000 Units sold during the year)			—	10.00
GIC Fortune-94 Units of GIC Mutual Fund (1250000.000 Units sold during the year)			—	8.19
Grindlays Dynamic Bond Fund - Institutional Plan-B - Growth Units of Standard Chartered Mutual Fund (17286002.469 Units purchased during the year)	10	17,286,002.469	200.00	—
Grindlays Cash Fund - Institutional Plan-B - Daily Dividend Units of Standard Chartered Mutual Fund (191517881.267 Units purchased & 155900824.169 Units sold during the year)	10	35,617,057.098	376.89	—
Grindlays Institutional Plan Units of Standard Chartered Mutual Fund (63356773.794 Units purchased & 66913542.794 Units sold during the year)			—	39.93
HDFC Income Fund - Growth Units of HDFC Mutual Fund (37588309.740 Units sold during the year)	10	16,970,559.166	244.59	756.79
HDFC Income Fund - Premium Plus Plan - Growth Units of HDFC Mutual Fund (72036756.173 Units purchased during the year)	10	72,036,756.173	1,085.95	—
HDFC Cash Management Fund Savings Plan Daily Dividend Reinvestment Units of HDFC Mutual Fund (118752916.451 Units purchased & 88199166.611 Units sold during the year)	10	30,553,749.840	324.98	—
Carried Over			28,451.59	23,761.39

(Rs. in Million)

SCHEDULE ' 6' (Contd.)

INVESTMENTS (Contd.)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2004	As at 31st March, 2003
Brought Forward...			28,451.59	23,761.39
HDFC Liquid Fund Premium Plus Units of HDFC Mutual Fund (107782014.100 Units purchased & 122071061.481 Units sold during the year)			—	171.66
HDFC Floating Rate Income Fund -Long Term Plan - Growth Units of HDFC Mutual Fund	10	2,500,000.000	25.00	25.00
HSBC Cash Fund Institutional Daily Dividend Units of HSBC Mutual Fund (48728061.593 Units purchased & 41199091.881 Units sold during the year)	10	7,528,969.712	78.58	—
HSBC Institutional Income Fund Investment Plan Growth Units of HSBC Mutual Fund (23381872.458 Units purchased during the year)	10	23,381,872.458	251.08	—
HSBC Income Fund Investment Institutional Plan-Growth Units of HSBC Mutual Fund (33456656.133 Units purchased & 21442040.875 Units sold during the year)	10	12,014,615.258	132.71	—
HSBC Income Fund Investment Institutional Growth Units of HSBC Mutual Fund (26967982.223 Units purchased during the year)	10	26,967,982.223	300.00	—
HSBC Income Fund - Short Term - Institutional - Dividend Units of HSBC Mutual Fund (4805444.723 Units purchased during the year)	10	4,805,444.723	50.59	—
HSBC Cash Fund -Growth Units of HSBC Mutual Fund (3432549.385 Units purchased & 12838103.995 Units sold during the year)			—	95.66
IDBI Principal Deposit Fund Plan- Growth Units of IDBI Mutual Fund (20000000.000 Units sold during the year)			—	200.00
IDBI- Principal Income Fund- Growth Plan Units of IDBI Mutual Fund (12885639.145 Units purchased and 3470996.046 Units sold during the year)			—	170.28
Kotak Fixed Maturity Plans (8)- Growth Units of Kotak Mahindra Mutual Fund (5000000.000 Units purchased during the year)	10	5,000,000.000	50.00	—
K Gilt Unit Scheme 98 (Investment Plan)-Growth Units of Kotak Mahindra Mutual Fund (2312128.036 Units purchased during the year)	10	2,312,128.036	50.00	—
Kotak Dynamic Income-Growth Units of Kotak Mahindra Mutual Fund (2000000.000 Units purchased during the year)	10	2,000,000.000	20.00	—
Kotak Liquid-Institutional Premium Plan-Daily Dividend Units of Kotak Mahindra Mutual Fund (8178829.677 Units purchased during the year)	10	8,178,829.677	100.01	—
Principal Income Fund Growth Plan Units of Principal Mutual Fund (10334282.152 Units purchased during the year)	10	10,334,282.152	150.01	—
Carried Over			29,659.57	24,423.99

(Rs. in Million)

SCHEDULE ' 6' (Contd.)
INVESTMENTS (Contd.)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2004	As at 31st March, 2003
Brought Forward...			**29,659.57**	**24,423.99**
Principal Deposit Fund (FMP-6) 371 Days Plan Growth Units of Principal Mutual Fund (5000000.000 Units purchased during the year)	10	5,000,000.000	50.00	—
Principal Cash Management Fund Liquid Option Institutional Plan - Dividend Reinvestment Daily Units of Principal Mutual Fund (60013795.319 Units purchased & 54184753.459 Units sold during the year)	10	5,829,041.860	58.30	—
Principal Income Fund-Institutional Plan Growth -Accumulation Plan Units of Principal Mutual Fund (25827089.458 Units purchased during the year)	10	25,827,089.458	271.89	—
Prudential ICICI Income Plan - Growth Units of Prudential ICICI Mutual Fund (27213765.098 Units sold during the year)	10	6,432,456.373	116.16	584.34
Prudential ICICI Institutional Income Plan Growth Units of Prudential ICICI Mutual Fund (47707165.243 Units purchased during the year)	10	47,707,165.243	902.15	—
Prudential ICICI Institutional Liquid Plan - Daily Dividend Option Units of Prudential ICICI Mutual Fund (148958320.252 Units purchased & 130432642.060 Units sold during the year)	10	18,525,678.192	219.53	—
Prudential ICICI FMP- Yearly Growth - Series XXIV Units of Prudential ICICI Mutual Fund (10000000.000 Units purchased during the year)	10	10,000,000.000	100.00	—
Prudential ICICI FMP - Yearly V -Growth Units of Prudential ICICI Mutual Fund (19983813.000 Units sold during the year)			—	200.00
Prudential ICICI Institutional Plan Units of Prudential ICICI Mutual Fund (82614655.338 Units purchased & 94451739.338 Units sold during the year)			—	175.68
Prudential ICICI Flexible Income Plan - Growth Units of Prudential ICICI Mutual Fund (624383687.325 Units purchased & 54825029.309 Units sold during the year)	10	31,158,658.016	358.50	—
Reliance Fixed Term Scheme -Annual Plan-3- Growth Option Units of Reliance Mutual Fund (5000000.000 Units purchased during the year)	10	5,000,000.000	50.00	—
SBI Mutual Fund Saving Plan -Dividend Units of SBI Mutual Fund (9988712.1479 Units purchased during the year)	10	9,988,712.148	100.03	—
Templeton India Income Fund - Growth Plan Units of Templeton Mutual Fund (23848643.171 Units sold during the year)	10	3,199,219.473	70.17	552.03
Carried Over			**31,956.30**	**25,936.04**

(Rs. in Million)

SCHEDULE ' 6' (Contd.)

INVESTMENTS (Contd.)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2004	As at 31st March, 2003
Brought Forward...			31,956.30	25,936.04
Templeton India Treasury Management Account - Daily Dividend Plan Units of Templeton Mutual Fund (1189660.119 Units purchased & 962325.328 Units sold during the year)*	1,000	227,334.791	343.72	—
Templeton India Income Builder Account Institutional Plan Growth Option Units of Templeton Mutual Fund (100749080.405 Units purchased during the year)	10	100,749,080.405	1,151.73	—
Templeton India Liquid Fund - Growth Units of Templeton Mutual Fund (5845623.922 Units purchased & 6152621.922 Units sold during the year)			—	45.28
Templeton India Gilt Fund-Growth Units of Templeton Mutual Fund (8148630.108 Units purchased during the year)	10	8,148,630.108	180.53	—
Templeton India -TMA A/c Dividend (Plan A/c 330) Units of Templeton Mutual Fund (1015587.521 Units purchased & 929591.495 units sold during the year)	1,000	85,996.026	130.02	—
Units of Master Index Fund of UTI	10	1,000,000.000	9.75	9.75
Units of UTI RIS Growth of UTI (2000000.000 Units sold during the year)			—	19.90
Zurich India High Interest Fund -Regular Growth Units of Zurich India Mutual Fund. (22957969.944 Units sold during the year)			—	451.66
b. UNITS OF UNIT TRUST OF INDIA				
Unit 64 of Unit Trust Of India (1400000 Units Switch out to 6.75% Tax Free US 64 Bonds during the year)			—	8.67
Master Gains 1992 of Unit Trust of India (1374000 Master Gains redeemed / adjusted during the year)			—	12.90
			33,772.05	**26,484.20**
Aggregate Book Value of Quoted Investments			14,497.08	14,687.39
Aggregate Book Value of Mutual Fund Units			12,352.68	5,228.80
Aggregate Book Value of Unquoted Investments			6,922.29	6,568.01
			33,772.05	**26,484.20**
Aggregate Market Value of Quoted Investments			**16,963.73**	**10,647.37**

* Represent figures for previous year.

NOTE:

In response to the Final Exit offer for purchase of Equity shares of Rs. 10/- at a price of Rs. 120/- each, made by the company to the shareholders of Indian Aluminiun Company Limited , the Company has received :

a) 314 shares from NRI's - pending for registration in the company's name for want of RBI approval.

b) 95364 shares which are pending for registration in the company's name .

SCHEDULE ' 6' (Contd.)
INVESTMENTS (Contd.)

UNITS OF MUTUAL FUNDS PURCHASED
& SOLD DURING THE YEAR

NAME OF MUTUAL FUND SCHEME	FACE VALUE (RS.)	TOTAL NOS. OF UNITS	TOTAL PURCHASE COST (Rs. in Million)
Alliance Cash Manager - Institutional Plan - Dividend	10	6,027,702.148	60.29
Alliance Short Term - Institutional - Monthly Dividend	10	2,253,250.004	22.66
Alliance Cash Manager - Institutional Plan Weekly Dividend	10	15,176,304.335	151.82
Birla - Gilt Plus Regular Dividend Plan	10	17,349,497.643	204.50
Birla Gilt Plus Liquid Plan - Annual Dividend	10	10,533,869.682	160.00
Birla Bond Plus Institutional Plan - Growth	10	30,646,679.276	350.00
Birla Bond Plus Institutional Plan - Monthly Dividend	10	56,948,378.849	596.59
Birla Bond Index Fund-Reinvestment Plan	10	5,000,000.000	50.00
Birla Cash Plus - Institutional Plan : Growth	10	132,379,498.560	2,182.92
Birla Income Plus - Institutional Plan - Dividend	10	5,727,130.076	151.33
Birla Income Plus - Institutional Plan - Growth	10	1,798,334.742	50.00
Deutsche Floating Rate Fund Regular Plan - Weekly Dividend	10	7,177,649.295	72.50
Deutsche Insta Cash Plus Fund - Daily Dividend	10	19,028,716.494	195.88
Deutsche Insta Cash Plus Fund - Growth Plan	10	15,114,730.462	157.50
Deutsche Insta Cash Plus Fund - Regular Dividend Plan	10	9,844,967.529	100.05
Deutsche Insta Cash Plus Fund - Weekly Dividend Plan	10	80,300,980.005	812.74
DSP Merrill Lynch Liquidity Fund - Growth	10	97,063,447.270	1,461.20
DSP Merrill Lynch Liquidity Fund - Weekly Dividend	10	35,012,425.462	434.37
DSP Merrill Lynch Short Term Fund - Growth	10	6,918,500.069	75.00
Grindlays Cash Fund - Institutional Plan B - Weekly Dividend	10	87,426,001.805	900.95
Grindlays Cash Fund - Institutional Plan B - Growth	10	44,043,850.057	500.00
Grindlays Dynamic Fund	10	3,449,177.593	40.01
GSSIF - Medium Term Institutional Plan B - Growth	10	22,316,555.808	226.51
GSSIF - Short Term Plan B Institutional Plan - Growth	10	15,927,812.555	195.00
GSSIF - Short Term Plan-Monthly Dividend	10	14,117,156.712	145.00
HDFC Gilt Fund - LT Growth	10	4,232,410.927	60.60
HDFC Liquid Fund - Premium Plus Plan - Growth	10	96,463,942.999	1,170.00
HDFC Gilt Fund - ST Growth	10	5,145,272.598	60.59
HDFC Cash Management Fund Saving Plan Growth Option	10	46,739,190.351	600.00
HDFC Cash Management Fund Saving Plan - Daily Dividend	10	10,207,726.791	108.57
HDFC Cash Management Fund - Call Plan - Daily - Dividend Reinvestment	10	15,345,366.658	160.00
HDFC Cash Management Fund Saving Plan - Weekly Dividend	10	36,514,127.501	388.13
HDFC High Interest - Growth Plan	10	2,196,537.378	50.00
HDFC Liquid - Premium Plan - Dividend	10	20,826,884.763	248.32
HDFC Liquid - Premium Plus Plan - Dividend Reinvestment	10	43,616,055.339	520.22
HDFC Short Term Plan Premium Plan Growth	10	13,552,951.381	150.00
HSBC Cash Fund Institutional Plan - Growth	10	32,442,009.965	340.00
HSBC Cash Fund Institutional - Daily Dividend	10	128,551,837.499	1,341.64
HSBC Cash Fund Institutional - Weekly Dividend	10	58,557,001.786	611.52
HSBC Cash Fund	10	53,546,238.046	550.00
HSBC Cash Plus - Daily Dividend	10	129,818,358.192	1,322.54
HSBC Cash Fund - Daily Dividend	10	37,146,523.303	378.45

SCHEDULE ' 6' (Contd.)
INVESTMENTS (Contd.)

UNITS OF MUTUAL FUNDS PURCHASED
& SOLD DURING THE YEAR

NAME OF MUTUAL FUND SCHEME	FACE VALUE (RS.)	TOTAL NOS. OF UNITS	TOTAL PURCHASE COST (Rs. in Million)
HSBC Institutional Income Fund - Investment-Dividend	10	24,562,837.177	261.65
HSBC Institutional Income Fund - Short Term Plan - Dividend	10	45,550,734.916	466.78
HSBC Institutional Income Fund - Short Term Plan - Growth	10	10,626,881.083	110.00
IDBI Cash Mgt. Fund - Daily Dividend	10	5,014,111.407	50.14
IDBI Cash Mgt. Fund - Weekly Dividend	10	26,271,683.498	265.07
IDBI Principal Cash Management Fund Institutional Plan Liquid Plan - Growth	10	17,144,751.074	175.00
IDBI Principal Income Fund Short Term Institutional Plan Growth	10	15,568,941.157	160.00
IDBI STP - Monthly Dividend	10	14,832,405.111	150.73
IL&FS Bond Fund Institutional Plan (Annual Dividend)	10	3,661,774.130	60.00
Kotak Floater - Dividend	10	10,279,518.159	102.84
Kotak Liquid - Institutional-Daily Dividend	10	3,890,102.543	47.57
Principal Cash Management Fund Liquid Option Institutional Plan - Daily Dividend	10	9,755,762.089	97.57
Principal Cash Management Fund Liquid Option Institutional Plan - Growth	10	7,552,354.873	77.50
Principal Cash Management Fund Liquid Option - Growth Plan	10	20,852,445.159	250.00
Principal Cash Management Fund Liquid Option Institutional Plan - Weekly Dividend	10	12,750,364.239	127.60
Prudential ICICI Liquid Plan Institutional- Daily Dividend	10	115,947,375.318	1,373.90
Prudential ICICI Liquid Plan Institutional Plus - Daily Dividend Option	10	30,130,867.038	357.08
Prudential ICICI Institutional Liquid Plan	10	76,678,309.560	1,150.00
Prudential Gilt Fund - Investment Plan - Growth	10	22,810,637.814	433.34
Prudential ICICI Institutional Short Term Plan - DR-Fortnightly	10	53,161,867.492	577.94
Prudential ICICI Fortnightly Dividend	10	14,311,122.645	151.48
Prudential ICICI Institutional Liquid Plan - Weekly Dividend	10	26,511,284.412	314.02
Prudential ICICI Institutional Liquid Plus - Weekly Dividend	10	40,475,793.604	479.95
Prudential ICICI Institutional STP - Cumulative Opt.	10	30,431,365.988	355.00
Prudential ICICI STP Institutional Growth Option	10	13,129,447.600	150.00
Reliance Liquid Fund Treasury Plan - Weekly Dividend	10	5,797,167.735	77.52
Reliance Short Term Fund Dividend Plan	10	5,056,660.368	50.90
SBI Mutual Fund - Magnum Insta Cash Fund - Growth	10	61,096,386.251	847.00
SBI Mutual Fund - Magnum Insta Cash Fund STP Dividend	10	4,466,906.019	45.53
SBI Mutual Fund - Magnum Insta Cash Institutional - Daily Dividend	10	53,912,866.431	539.69
Tata Income Fund	10	7,190,347.677	150.00
Templeton Floating Rate Income Fund STP - Dividend	10	21,858,065.689	218.68
Templeton India Govt Securities - Growth	10	3,803,311.734	80.00
Templeton India IBA - Institutional Plan - Growth	10	12,580,690.569	140.01
Templeton India Liquid Fund - Daily Dividend	10	16,827,717.029	168.28
Templeton India - Short Term Income Plan Growth	1000	76,729.913	87.50
Templeton India - Short Term Income Plan Weekly Dividend	1000	448,265,273	489.60
Templeton India - Treasury Management	1000	51,295.500	77.56
Templeton India - Treasury Management A/C - Growth	1000	770,081,457	1,176.00
Templeton India - Treasury Management A/C - Weekly Dividend	1000	525,377.862	653.80
UTI Liquid Cash Plan Regular-Daily Income Option	10	6,336,298.656	63.47

SCHEDULES

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '7'		
INVENTORIES		
Closing Stocks (As valued and certified by the Management) (including in transit)		
Stores, Spare-parts etc.	971.55	801.93
Coal & Fuel Oil (at Power Plant)	515.82	273.95
Machinery Spares	334.14	305.03
Raw Materials	3,903.10	3,686.19
Materials-in-Process	5,066.20	3,530.42
Finished Goods (including Excise Duty & other expenses Rs. 140.21 million)	1,122.62	1,424.70
	11,913.43	**10,022.22**

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '8'		
SUNDRY DEBTORS (Unsecured Considered Good, except otherwise stated)		
Due for a period exceeding six months (including Rs. 19.07 million considered doubtful)	247.67	300.61
Other Debts (including Rs. 2,395.86 million secured)	5,382.53	5,324.21
	5,630.20	5,624.82
Less: Provision for doubtful debts	19.07	17.41
	5,611.13	**5,607.41**

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash Balance on hand	1.48	1.89
Cheques and Drafts in hand	307.31	408.96
Balance with Scheduled Banks:		
In Current Accounts	410.09	124.04
In E.E.F.C Accounts	0.55	0.63
In Account of Nominees for sale proceeds of Fractional Coupons of Shares	3.73	0.47
In Unpaid Dividends Account	47.07	45.46
In Fixed Deposit Account	1,508.78	2,358.64
Interest Receivable on Fixed Deposits	34.77	91.33
	2,313.78	**3,031.42**

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '10'		
LOANS, ADVANCES & DEPOSITS		
(Unsecured Considered Good, unless otherwise stated)		
Interest accrued on Investments	0.82	22.26
Advance to Subsidiary Companies	44.51	50.85
Loan to Subsidiary Companies (including interest receivable Rs. 21.00 million)	532.14	877.42
Loan to a Limited Company	—	129.39
Deposits with other Limited Companies & Financial Institutions (including interest receivable Rs.14.31 million) (Refer Note No. 11(a) in Schedule '21')	872.51	1,685.72
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted:		
To Staff & Workers	97.38	86.26
To Suppliers (including doubtful/under litigation Rs. 0.36 million)	411.49	119.60
To Others (including doubtful/under litigation Rs. 28.85 million) (Refer Note No. 10(d) in Schedule '21')	1,523.59	1,084.12
To U.P.S.E.B. against disputed power bills under protest	3.65	3.65
	2,036.11	**1,293.63**
Prepaid Expenses	1,270.09	1,008.75
Advance Income Tax paid (Net)	219.72	1,236.89
Security and other Deposits (including receipts of Fixed Deposits in Bank/ Post office Savings Bank Pass Book lying with Government Departments Rs. 11.39 million)	521.20	445.25
Excise Duty, Export Benefits & other Claims Receivable	3,403.40	2,017.79
In Trident Trust (Refer Note No. 14 in Schedule '21')	344.51	344.51
	9,245.01	**9,112.46**

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '11'		
CURRENT LIABILITIES		
Sundry Creditors :		
For Goods Supplied (including outstanding dues of SSI undertakings Rs. 8.63 million)	5,214.85	3,484.87
For Expenses	2,462.56	1,788.91
For Other Finance	275.84	527.12
	7,953.25	**5,800.90**
Customers' Credit Balances and Advances against orders	332.50	212.53
Security Deposits	70.05	421.45
Investor Education & Protection Fund shall be credited by the following:		
Unpaid Dividends	47.07	45.46
Unpaid matured Debentures	2.20	2.50
Unclaimed amount of Fractional Coupons of Shares (including Bonus Shares)	3.73	0.47
Interest accrued but not due on Debentures, Loans & Deposits	557.31	582.48
	8,966.11	**7,065.79**

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '12'		
PROVISIONS		
For Excise Duty on Electricity (under dispute) (Refer Note No. 6(f)(i) in Schedule '21')	54.73	54.73
For Gratuity	15.78	11.43
For Proposed Dividends	1,525.84	1,248.42
For Tax on Proposed Dividends	195.50	159.92
	1,791.85	**1,474.50**

(Rs. in Million)

	For the year ended 31st March, 2004	For the year ended 31st March, 2003
SCHEDULE '13'		
OTHER INCOME		
Operating Other Income:		
Rent (Gross) (Tax deducted at source Rs. 1.67 million)	13.67	35.08
Interest from others	135.11	186.72
Miscellaneous Receipts & claims (Net) (Tax deducted at source Rs. 0.05 million)	171.70	256.74
Profit on sale of Fixed Assets (Net)	—	7.63
Sundry Credit Balances written back (Net)	2.43	9.58
Liabilities/Provisions no longer required written back	29.12	25.35
Previous years' Adjustments (Net)	0.78	—
	352.81	**521.10**
Non-operating Other Income:		
Interest on Inter Corporate Deposits & Banks *	267.81	490.88
Interest from Others * (including interest received from Income Tax Department Rs. 549.96 million (Net) & interest received from Subsidiary Companies Rs. 40.82 million)	628.89	121.40
Income from Investments *		
Income from Current Investments:		
Interest	0.67	10.64
Dividend	206.42	—
Income from Long Term Investments:		
Interest	19.18	53.93
Dividend (including Rs. 1.19 million on Trade Investments)	172.38	396.10
Profit on sale of Investments (Net)	798.05	564.50
Diminution in carrying cost of Current Investments written back (Net)	—	24.98
	2,093.40	1,662.43
	2,446.21	2,183.53

* *Tax deducted at source on Interest received Rs. 101.23 million.*

(Rs. in Million)

	For the year ended 31st March, 2004	For the year ended 31st March, 2003
SCHEDULE '14'		
INCREASE /(DECREASE) IN STOCKS		
Closing Stocks:		
Finished Goods	982.41	1,233.77
Materials-in-Process	5,066.20	3,530.42
	6,048.61	**4,764.19**
Less: Opening Stocks:		
Finished Goods	1,233.77	502.35
Materials-in-Process	3,530.42	1,131.93
	4,764.19	1,634.28
Add: Materials-in-Process of Copper Division transferred from pre-operative period	109.99	—
Add: Stock of Amalgamating Company as on 01.04.2002 pursuant to the Scheme of Amalgamation		
Finished Goods	—	993.92
Materials-in-Process	—	1,899.18
	4,874.18	**4,527.38**
	1,174.43	**236.81**
SCHEDULE '15'		
RAW MATERIALS CONSUMED		
Opening Stock	3,686.19	1,162.48
Add : Stock of Amalgamating Company as on 01.04.2002 pursuant to the Scheme of Amalgamation	—	1,116.75
Add : Purchases (Net)	32,762.51	24,643.04
	36,448.70	**26,922.27**
Less : Closing Stock	3,903.10	3,686.19
	32,545.60	**23,236.08**
SCHEDULE '16'		
MANUFACTURING EXPENSES		
Stores, Spare Parts & Tools Consumed (including for repairs)	2,035.22	1,946.76
Conversion & Fabrication Charges	72.06	79.55
Power Generation & Electricity charges (including cost of own generation)	7,636.43	6,623.23
Repairs, Renewals & Replacements :		
Buildings	90.26	86.88
Machinery	425.49	245.53
Others	137.23	101.57
	652.98	**433.98**
Raw Water Charges and Cess	59.68	41.40
	10,456.37	**9,124.92**

	For the year ended 31st March, 2004	(Rs. in Million) For the year ended 31st March, 2003
SCHEDULE '17'		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	1,741.96	1,613.02
Gratuity contribution to Employees' Gratuity Fund/Provision	110.33	89.33
Welfare Expenses	354.72	337.05
Provident Fund, Employees' Pension Fund and Superannuation Fund Contribution	194.72	189.05
	2,401.73	2,228.45

SCHEDULE '18'		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Rates & Taxes (Net)	25.78	14.03
Rent	54.14	60.88
Insurance	338.50	309.88
Miscellaneous Expenses (including Law charges to a Firm of Solicitors in which a Director is partner Rs. 2.44 million)	669.84	775.68
Travelling	174.82	181.54
Donations (including Contribution of Rs. 0.59 million to General Electoral Trust for political purposes)	44.26	30.62
Auditors' Remuneration :		
Audit Fees (including Rs. 0.65 million to Branch Auditor)	3.35	2.63
For Tax Audit (including Rs. 0.16 million to Branch Auditor)	0.59	0.42
For Issuing Certificates	1.79	1.62
Expenses	0.60	0.53
	6.33	5.20
Cost Audit Fee & Expenses	0.35	0.38
Guarantee Commission to Banks	4.17	7.72
Research & Development Expenses	21.22	15.24
Technical Know-How Fee	12.55	145.56
Loss on sale of Fixed Assets (Net)	1.82	—
Provision for doubtful debts	4.79	5.29
Irrecoverable Loans written off	—	65.00
Sales Tax/Turnover Tax paid	0.59	0.26
Directors' Fees	0.34	0.29
Directors' Remuneration	15.00	10.00
Debentures Issue Expenses	—	12.88
Shares Buy-Back Expenses	—	1.63
Commission on Sales	137.23	118.84
Packing, Forwarding and Transport Expenses (Net)	1,371.61	1,291.08
Diminution in carrying cost of Current Investments	0.09	—
Previous years' Adjustments (Net)	—	0.91
	2,883.43	3,052.91

	For the year ended 31st March, 2004	(Rs. in Million) For the year ended 31st March, 2003
SCHEDULE '19'		
INTEREST & FINANCE CHARGES		
Interest on Debentures	1,179.79	1,160.82
Interest on Long Term Loans	317.75	340.09
Interest on others	207.44	284.97
Lease Charges	97.25	162.78
Other Finance Charges	21.89	1.16
	1,824.12	1,949.82
Less: Interest capitalised as per mandatory Accounting Standard	212.35	584.90
	1,611.77	1,364.92

SCHEDULE '20'		
DEPRECIATION		
Depreciation	3,185.83	2,686.74
Less: Excess Depreciation for earlier years written back	11.79	2.74
	3,174.04	2,684.00
Less: Lease Equalisation Adjustment	—	41.76
	3,174.04	2,642.24

SCHEDULE '21'

NOTES ON ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

A. FIXED ASSETS

Fixed Assets are stated at cost. Cost includes borrowing costs and other related overheads incurred during the period of construction.

B. INTANGIBLE ASSETS

Intangible assets are stated at cost. Cost includes any directly attributable expenditure on making the asset ready for its intended use.

C. DEPRECIATION AND AMORTISATION

(a) Depreciation on Fixed Assets has been provided for on Straight Line Method at the rates and manner prescribed under Schedule XIV to the Companies Act, 1956, as amended.

(b) Leasehold land / mining rights are amortised over the period of lease.

(c) Assets where ownership vests with the Government Authorities are amortised at the rates of depreciation specified in schedule XIV to the Companies Act, 1956.

(d) Intangible assets are amortised over their estimated useful life.

D. LEASES

The annual charge on account of lease rentals in respect of assets taken prior to 01.04.2001 under Finance lease have been calculated over the effective life of assets at the in-built internal rate of return in the respective agreements.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

E. INVESTMENTS

(a) Long term Investments are stated at cost after deducting provision, if any, in cases where the fall in market value has been considered of permanent nature.

(b) Current investments are stated at lower of cost and fair value.

F. INVENTORIES

(a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

(b) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

(c) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

G. FOREIGN CURRENCY TRANSACTIONS

(a) Year-end balance of foreign currency transactions is translated at the year-end rates and the corresponding effect is given in the respective accounts. Transactions completed during the year are adjusted on actual basis.

(b) In respect of transactions covered by Forward Foreign Exchange Contracts, the difference between the forward rate and exchange rate at the inception of contract is recognised as income or expense over the life of the contract except for contracts relating to liabilities incurred for purchase of Fixed Assets, the difference thereof is adjusted in the carrying amount of respective Fixed Assets.

(c) Transactions covered by cross currency swap contracts to be settled on future dates are recognised at the year-end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

H. RETIREMENT BENEFITS

(a) Year-end liability for Superannuation benefits to the eligible employees are provided and funded to approved funds.

(b) Year-end liability on account of Gratuity is provided for on actuarial valuation basis. In respect of the aluminium business such amount is funded with an approved fund.

(c) Leave Encashment benefits are provided for on actuarial basis.

I. RECOGNITION OF INCOME AND EXPENDITURE

Income & Expenditure are recognised on accrual basis and provision is made for all known expenses.

J. BORROWING COSTS

Borrowing cost directly attributable to the acquisition and construction of qualifying assets are capitalised. Other borrowing costs are recognised as expenses in the period in which they are incurred.

K. TAXATION

Provision for current income tax is made in accordance with the Income Tax Act, 1961. Deferred tax liabilities and assets are recognised at substantively enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

L. MANAGEMENT OF METAL PRICE RISK

In respect of copper division the company has adopted a policy to minimize the risks associated with fluctuations in the price of copper and other precious metals by hedging mismatch on futures' market. However, the company does not conduct speculative operations in the futures' market. The results of metal hedging are recorded at their settlement as part of raw material cost or sales as the case may be. The settlement of these transactions generally coincides with the accounting of the underlying transactions.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

(Rs. in Million)

		As at 31st March, 2004	As at 31st March, 2003
	M. CONTINGENT LIABILITY		
	Contingent liabilities are not provided for in the accounts and are disclosed by way of Notes.		
2.	Capital Commitments outstanding (Advance/Deposit paid Rs 1,051.28 million)	6,733.67	4,664.94
3.	Guarantees outstanding	5,966.86	1,981.30
4.	Letters of Credit Outstanding	9,775.79	4,220.32
5.	Other Bank Guarantees & Bonds besides those mentioned separately and counter guaranteed by the Company	505.55	444.27
6.	Contingent Liabilities not provided for in respect of:		
	(a) Claims/Disputed liabilities not acknowledged as debt		
	- Transit Fee on Coal and Bauxite	132.02	87.87
	- Withholding Tax on payment of fees on GDR issue	91.56	91.56
	- Excise/Custom duty	1,684.77	161.52
	- Sales Tax	219.11	219.11
	- Others	80.74	67.28
	(b) Bills discounted with Banks	586.39	400.63
	(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10

(d) The company has export obligations of Rs. 16,974.10 million (USD 388.27 million) against the Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.

(e) 228,340,226 Equity Shares of Rs.10/- each fully paid up in IDEA Cellular Ltd. are held by the Company as investment. Out of the above 115,187,999 shares of Rs. 10/- each have been pledged for securing financial assistance granted by the lenders to that company. The company has also given non-disposal undertaking for 57,085,060 shares of Rs. 10/- each in favour of the lenders.

(f) The Company has received the following demands which are disputed by the Company and are not provided for:

i) A demand upto 30th September 1984 for Rs. 145.94 million was raised by the Assistant Collector, Central Excise, Mirzapur, being the amount of Excise Duty levied by the Central Government on the power generated by the Company's captive power plant, Renusagar Power Co. Ltd. (since amalgamated).The Delhi High Court has quashed the entire demand of Excise Duty; vide its Order dated 9th July 1993. The Govt. of India filed an Appeal before division bench of Delhi, which has been dismissed, vide order-dated 13.2.2001.

However, the Assistant Collector, Central Excise, Mirzapur has served a demand notice dated 16th February 1994 on the Company that out of the aforesaid total sum of Rs. 145.94 million, the Company has made provision for Rs. 54.73 million in its accounts and the balance amount has been sequestered in the Aluminium Regulation Account constituted under the Aluminium (Control) Order, 1970 and these ought to have been deposited to the credit of the Central Government, as envisaged under the provisions of Section 11-D of the Central Excise & Salt Act, 1944.The Company has challenged the same and filed a writ petition in the Delhi High Court, which is pending, and demand is stayed. According to the terms of settlement dated 5.12.83 between the Company and the Central Govt. and the subsequent correspondence on the subject, the amount relating to period from 27.3.1981 onwards has been sequestered in the Aluminium Regulation Account, to be reimbursed to the Company in the event the Court decides the case against the Company and the amount becomes payable.

ii) A demand of interest for a sum of Rs. 29.04 million on past dues of the Aluminium Regulation Account upto 31.12.1987 is disputed by the Company and not provided for.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

iii) The erstwhile Uttar Pradesh State Electricity Board has claimed additional water charges of Rs. 35.66 million for retrospective revision of water charges for water drawn from upstream and downstream of Rihand Reservoir for the period April 1989 to June 1993 for the Company's facilities at Renusagar and Renukoot. The Company disputes the claim and has filed a writ petition which is pending before Lucknow Bench of Allahabad High Court. The Company has also received bills for Rs. 5.14 million for the period 14.1.2000 to 31.1.2001 from U.P.Jal Vidyut Nigam Limited, successor of U.P. State Electricity Board, for retrospective revision of water rates. A Writ Petition has been filed at Lucknow Bench of Allahabad High Court challenging the present retrospective revision also.The demand has been stayed vide order dated 11.5.2001.

(g) In terms of the Scheme of Arrangement between the Company, the erstwhile Indo Gulf Corporation Ltd (IGCL) and Indo Gulf Fertilisers Limited approved by the Hon'ble High Courts at Allahabad and Mumbai vide their orders dated 18th November 2002 and 31st October 2002 respectively, the company may be liable to pay a portion of disputed demands of Income Tax {of Rs. 288.24 million} pertaining to IGCL.

7. (a) The exchange rate difference (gain) amounting to Rs. 340.03 million (net) in connection with acquiring fixed assets has been adjusted in the carrying amount of the relevant fixed assets.

(b) Exchange difference of Rs. 2.01 million in respect of forward cover contracts will be recognized in the profit and loss account in subsequent year.

(c) The Company has entered into cross currency swap transactions in respect of borrowing of US$ 6.00 million and which will be settled on future date. The Company has also entered into option transactions in respect of borrowing of US$ 30 million. Since the fluctuations and resultant effect in the intervening period in respect of these transactions cannot be fairly estimated, the effect of these transactions will be accounted for in the year in which the contracted settlements takes place. However had the swapped borrowing been restated at the exchange rate prevailing at the year-end for swapped currencies, the principal amount would have been increased by Rs. 1.81 million.

8. The Company has earmarked 11.40% GOI, Stock 2008 of the face value of Rs. 50 millions, book value being Rs. 61.71 millions, 140,200 6.75% Tax Free US 64 Bonds of Rs.100/- each cost being Rs. 14.02 millions in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975(as amended).

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
9. Advances (Dr.) include -		
(a) Due from a firm of Solicitors & Advocates in which one of the Directors is a partner. (Maximum balance during the year Rs. 0.37 million)	0.13	—
(b) Due from Officers (Maximum balance during the year Rs. 0.23 million)	0.23	0.23

10. Loans and advances includes:

(a) Loans and Advances to Subsidiaries:

	As on 31.03.2004	Maximum amount outstanding during the year
Renukeshwar Investments & Finance Limited	16.74*	198.05
Renuka Investments & Finance Limited	62.85*	195.33
Bihar Caustic & Chemicals Ltd.	122.61	129.39
Dahej Harbour and Infrastructure Limited	330.00	495.00
Lucknow Finance Company Limited (without interest)	44.45*	50.85

* with no repayment schedule

(b) Loans and Advances to a Joint Venture: IDEA Cellular Limited	—	630.00

(c) The Company has given undertakings to various Financial Institutions for non-disposal of shares held in Bihar Caustic & Chemicals Ltd., Tanfac Industries Ltd. and IDEA Cellular Ltd. till the Institutional loans are repaid in full.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

(d) Loans and Advances to others:

Advances recoverable in cash or in kind include payments made to Rosa Power Supply Co. Ltd. Rs. 20.99 million (maximum balance Rs. 20.99 million), Bina Power Supply Co. Ltd. Rs. 491.44 million (maximum balance Rs. 492.02 million) and Birla Telecom Ltd. Rs.1.47 million (maximum balance Rs. 1.47 million) to be adjusted against the value of the Equity Shares to be issued by such companies in the event the relative projects are implemented after receipt of all regulatory approvals.

11. (a) Loans, Advances and Deposits includes:

(i) Inter Corporate Deposit aggregating to Rs. 136.50 million (maximum balance Rs. 136.50 million) made to Birla Project Development Corporation Ltd. on interest pursuant to MOU entered into with the company for development of new projects.

(ii) Inter Corporate Deposit aggregating to Rs. 159.66 million (maximum balance Rs. 159.66 million) made to Birla Management Corporation Ltd. bearing interest.

(b) The company is one of the promoter member of Birla Management Corporation Limited(BMCL), a company limited by guarantee which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost for each member.The company has participated in the common pool and has shared the expenses incurred by BMCL and accounted for these under appropriate heads.

12. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

13. As per the condition of delisting of equity shares of Indian Aluminium Company Limited (INDAL), a subsidiary of the company from the stock exchanges, the Company has given exit offer to remaining shareholders of Indal for acquiring balance 25,88,030 equity shares @ Rs. 120 per share, the offer open on February 16, 2004 and will close on February 15, 2005. The Equity shares of Indal have been delisted from all the stock exchanges.

14. Represents 16,31,613 equity shares of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Order dated 31st October, 2002 and 18th November, 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it.

15. Outstanding dues owed by the Company to Small Scale Undertakings for more than 30 days of Rs.1.96 millions are as follows:

Agarwal Electronics, Aristo Pharmaceuticals Limited, Atlas Industrial Corporation, Autonum Controls Pvt. Ltd., Dee-Ess Tele Systems Pvt. Ltd., Deep-Tee Industries, Design Consultant, Duns Ceramics Industries, Emen Engineering Corporation, Energo Engg. Project (P) Ltd., Excel Graphics Pvt. Ltd., Forbes Marshall Pvt.Ltd., Gbm Manufacturing Private Limited, General Engineers, Govardhan Das P.A.Calcutta, Hazra Engineering Company, Hi-Rel Electronics Pvt. Ltd., Hyd - Air Engineering Private Limited, IGP Engineers Private Limited, Jagdamba Saw Mill, Jhaveri Thanawala Corporation, Kay Pee Equipments Pvt. Ltd, Lakhotia Beltings P. Ltd., Mangal Chand Rolling Mills Private Limited, Masturlal Private Limited, Mec Shot Blasting Equipment Private Limited, Midfield Steels Private Limited, Multiple Fabric Company Limited, Nagman Instruments and Electronics, Nucon Engineers, Padma Plastics, Pahladrai Engg.& Hammer Works, Panchsheel Fasteners, Paragon Instrumentation Eng, Parekh Brothers, Pioneer Spring Manufacturing Company, Pneumatic Equipments Corporation, Power & Control Transformer, Powercon Engineers Pvt. Ltd, Powermaster Engineers Pvt. Ltd., Powermaster Industrial Equipment, Premier Electronics Pvt. Ltd., Premier Refractories Of Ind, Ranchi Refractories, Roll Pack Industries Private Limited, Rotex Automation Limited, Saha and Co,Sheetal Udyog, Soni Rubber Products Ltd., Sonu Sales Services, Southern Cooling Towers Private Limited, Tex - Pro Hosiery (P) Ltd., The Motwane Manufacturing Company Private Limited, Uday Filters, Unimech Lifting Equipments, Universal Oilseals Mfg Co Private Limited, Vaayu Tech Engineering, Vikrant Ropes Private Limited, Vishvesvara Enterprises, Western Consolidated Pvt. Ltd, Wud Tools, Accuflow Controls Private Limited, Beekay Industries, Dynaspede Integrated Systems Pvt Ltd, Fluidline Valves Company Pvt Ltd, Gg Valves Private Limited, Indo Flex, Twenty First Century Products, Vayu Bodhan Upkaran Pvt Ltd.

These outstandings are in normal course of business and the information regarding small scale undertakings have been determined to the extent such parties have been identified on the basis of information available with the company.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

16. Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

17. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL.

18. Insurance claims under various policies / other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/ settlement of the claims.

19. The total Borrowing Cost capitalised during the year is Rs. 212.35 million.

20. a) Future obligations towards lease rentals under the lease agreements taken prior to 01.04.2001 is Rs. 398.48 Million (Previous Year Rs. 885.63 Million).

b) Future obligations towards lease rentals under the lease agreements taken on or after 01.04.2001 for following period:

Period	Lease Payment	Present Value
Not later than one year	0.30 Million	0.21 Million
Later than one year and not later than five years	0.53 Million	0.33 Million

21. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilisers are covered under the concessional schemes for decontrolled fertilisers of the Government of India. The final rates of concession, upto the period ended 31 st December 2003 have been notified during the year and based on these declarations, the estimates for the earlier year have been revised and accordingly, Rs. 375.89 Millions being revenue differential for earlier years on account of subsidy has been recognised in the results for the quarter ended 30th September 2003 and included in sales for the year.

Pending declaration of final rate of concession for the quarter ended 31st March 2004 the claim for concession under the scheme for that period has been accounted for provisionally based on final rates declared for the preceding quarter.

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
22. Sales are after deducting cash discount allowed to the parties.	182.06	247.10

23. Sales include own manufactured items capitalised / used Rs. 77.36 million at cost (inclusive of excise duty).

24. Exchange gain / loss amounting to Rs. 652.55 million (Net gain) (Previous year gain of Rs. 145.95 Million) have been accounted for under respective heads of account, viz. Sales & conversion charges gain of Rs. 181.13 million (Previous year gain of Rs. 100.80 million), Raw Material consumed gain of Rs. 466.96 million (Previous year gain of Rs. 43.63 million), Manufacturing expenses gain of Rs. 0.16 million (Previous year gain of Rs. 0.28 million) and Selling, Distribution, Administration and Other expenses gain of Rs. 4.30 million (Previous year gain of Rs. 1.24 million).

25. Rs. 0.07 million has been paid as pension to a Director of the company who was the President of the company before his appointment as Director.

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
26. The following are included under other heads of expenses in the Profit & Loss Account:		
Consumption of stores and spare parts	425.77	373.67
Power and Fuel	73.15	65.49
Repairs to buildings	25.22	17.78
Repairs to machinery	193.43	126.24
Repairs to others	109.80	121.27
Salaries, wages & bonus etc.	639.36	551.62
Contribution to provident and other funds	64.54	60.26
Workmen and staff welfare expenses	133.85	124.32
Royalty	48.20	37.46
Insurance	1.56	1.35
Rent	0.81	0.82
Rates & Taxes	0.82	1.05

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
SCHEDULE '21'(Cont'd)		
NOTES ON ACCOUNTS (Cont'd)		
27. Capital work- in- progress includes:-		
Pre-operative expenses pending allocation:		
Raw Materials Consumed	109.99	-
Stores, Spare Parts & Tools Consumed	22.29	-
Power & Fuel	309.29	1.85
Raw Water Charges and Cess	0.46	-
Insurance	8.05	5.30
Rates & Taxes	0.45	-
Supervision Fees	20.04	-
	470.57	**7.15**
Less:-		
Pre-operative Income:		
WIP	109.99	-
Power Generation	22.41	1.85
Sulphuric Acid Sales	1.23	-
Pre-operative expenses (Net)	**336.94**	**5.30**
Add: Brought Forward from Previous Year	5.30	-
Sub Total	**342.24**	**5.30**
Less: Allocated to Fixed Assets	342.24	-
Balance	-	5.30
28. a) Expenses include following payments to Whole-Time Director/Managing Director		
i) Mr. A. K. Agarwala – Whole Time Director (upto 10/09/2003)		
Salary	2.08	4.33
Contribution to Provident Fund & Superannuation Fund	0.56	1.17
Special Allowance	2.41	4.93
Performance Linked Pay	0.77	1.40
Leave Salary	3.51	-
One Time Variable Pay	0.73	-
Leave Travel Assistance	0.39	0.36
ii) Mr. Debu Bhattacharya – Managing Director (w.e.f. 02/10/2003)		
Salary	3.53	-
Contribution to Provident Fund & Superannuation Fund	0.95	-
Special Allowance	1.58	-
b) **Director's Remuneration**		
Computation of net profit in accordance with u/s 198 and 309(5) of the Companies Act,1956		
Computation of Directors Commission		
Profit before non-recurring items and tax as per Profit and Loss Account	12,456.69	10,627.04
Add: Directors remuneration:		
Directors' remuneration including cost/estimated value of benefits	31.51	22.19
Directors' fees	0.34	0.29
Doubtful debts provision/(write back)-net	4.79	5.29
Loss on sale of Fixed Assets (net)	1.82	—
	12,495.15	10,654.81
Less: Profit on sale of Fixed Assets (net)	—	7.63
Profit on sale Investments (net)	798.05	564.50
Net Profit for the year	**11,697.10**	**10,082.68**
Other Directors Commission –1% of the above profit	**116.97**	**100.83**
Restricted to maximum amount payable	**15.00**	**10.00**

SCHEDULES

SCHEDULE '21'(Cont'd)
NOTES ON ACCOUNTS (Cont'd)

29. PAYMENT OF DIVIDEND ON EQUITY SHARES/ GDRs IN FOREIGN CURRENCY

No. of Shareholders	663
No. of Shares held	14,214,011
Amount (Rs. Million)	191.89

30. The break up of net deferred tax liability at the year-end is as under: -

(Rs in Million)

Timing difference on account of: -	As at 31st March 2004	As at 31st March 2003
a) Depreciation	8,809.71	7,413.10
b) Brought Forward Long Term Capital Losses	(36.58)	(100.52)
c) Others	1,178.22	1177.77
Total (Net)	9,951.35	8,490.35

31. Disclosure in respect of jointly controlled entities in which the company is a joint venture in compliance with AS-27 on Financial Reporting of Interest in Joint Ventures:

(Rs. in Million)

Particulars	Tanfac Industries Limited	IDEA Cellular Ltd
Country of incorporation	India	India
Percentage of Share in Joint Venture	9.98%	10.11%
Assets	96.90	3,784.28
Liabilities	51.64	2,756.53
Income	75.37	1,193.17
Expenditure	71.99	1,402.15
Capital Commitments (net of advance)	4.43	133.51
Contingent Liabilities	27.64	105.73

32. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (As amended)

(a) Particulars in respect of Goods manufactured:- (Rs. in Million)

Class of goods	Capacity Licenced/Registered*		Installed Capacity**		Actual Production		Stock of Goods Produced							
							Opening				Closing			
					Qty.	Qty.	01.04.03		01.04.02		31.03.04		31.03.03	
	2003-04 Tonnes	2002-03 Tonnes	2003-04 Tonnes	2002-03 Tonnes	2003-04 Tonnes	2002-03 Tonnes	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value
Aluminium Metal	375,000	375,000	345,000	310,000	323,184($)	266,837	4,262	213.30	3,167	136.07	2,318	116.17	4,262	213.30
Rolled Products	128,000	128,000	80,000	80,000	77,069(#)	73,171	4,060	260.05	3,263	186.65	3,363	214.11	4,060	260.05
Extruded Products	31,000	31,000	13,700	13,700	18,194(@)	18,973	790	51.65	818	48.47	632	43.15	790	51.65
Conductor Redraw Rods	125,000	125,000	40,000	40,000	58,233	50,789	1,243	64.16	722	31.96	698	36.08	1,243	64.16
Aluminium Foil	10,000	10,000	5,000	5,000	18,560	19,235	938	101.08	946	76.46	680	68.98	938	101.08
Aluminium Wheel	1,200,000 Pcs	1,200,000 Pcs	300,000 Pcs	300,000 Pcs	99,091 Pcs	56,117 Pcs	19,227 Pcs	30.53	15,896 Pcs	22.74	12343 Pcs	16.63	19227 Pcs	30.53
Electricity	741.7 MW	741.7 MW	741.7MW	661.7MW	5,883MU	4,928MU	—	—	—	—	—	—	—	—
Electricity (Co-Generation)	152.8MW	87.4 MW	111.8 MW	87.4 MW	627 MU	547 MU	—	—	—	—	—	—	—	—
Continuous Cast Copper Rods (CCR)	120,000	120,000	97,200	97,200	91,380	76,766	325	26.39	693	51.86	168	21.27	325	26.39
Copper cathodes	250,000	150,000	250,000	150,000	101,033	105,316	—	—	—	—	—	—	—	—
Phosphoric Acid	180,000	140,000	180,000	110,550	—	—	540	6.68	3,107	37.81	1,070	14.42	540	6.68
Sulphuric Acid	915,000	450,000	735,000	450,000	194,559	176,341	—	—	—	—	—	—	—	—
DAP & complexes	400,000	400,000	400,000	400,000	231,903	315,785	50,734	474.82	80,962	777.78	22,615	241.20	50,734	474.82
Gold	7.5	4.5	7.5	4.5	6.908	5.451	0.009	5.11	0.284	120.98	0.361	210.32	0.009	5.11
Silver	75	45	75	45	31.513	30.500	—	—	0.807	5.49	0.009	0.08	—	—
TOTAL								1,233.77		1,496.27		982.41		1,233.77

* Registered Capacities are those Capacities for which registration granted pursuant to the scheme of delicensing vide notification No. 477(E), dated 25th July, 1991.

** As certified by the management.

$ Includes Nil MT (Previous year 8,130 MT) converted for outside party.

\# Includes Nil MT (Previous year 387 MT) converted for outside party and 19,591 MT (Previous year 21,031 MT) transferred to Foil Division.

@ Includes 726 MT (Previous Year 151 MT) converted from outside party.

Production of CCR, Copper Cathodes, Sulphuric acid and Phosphoric acid are net of Nil MT, 85,578 MT, 323,969 MT, 100,476 MT (Previous Year Nil MT, 79,843MT, 319,362 MT, 10,4641 MT) respectively which have been captively consumed/to be consumed.

Opening stock on 01.04.02 includes Rs. 993.92 millions of stock transferred on amalgamation.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

(b) Particulars in respect of Sales: -

	2003-04		2002-03	
	Quantity (Tonnes)	Value (Rs. in Million)	Quantity (Tonnes)	Value (Rs. in Million)
Aluminium Ingots / Billets	1,70,319	15,588.25	1,13,993	10,042.35
Rolled Products	58,175	6,505.09	50,956	5,582.33
Extruded Products	18,352	2,196.41	19,001	2,211.17
Conductor Redraw Rods	58,778	5,812.49	50,268	4,842.45
Aluminium Foil	18,818	2,927.45	19,243	2,948.91
Aluminium Wheel	Pcs. 1,05,975	212.22	Pcs. 52,786	107.08
Conversion Charges	—	—	8,108	590.31
Continuous Cast Copper Rod(CCR)	91,537	12,669.42	77,134	9,288.28
Copper Cathodes	1,01,033	11,042.87	1,05,316	9,600.60
Sulphuric Acid	1,94,559	321.46	1,76,341	189.35
DAP/NPK*	2,60,022	3,488.26	3,46,013	3,403.87
Gold	6.556	3,770.24	5.726	3,106.63
Silver	31.504	269.90	31.307	241.91
Items other than Finished Goods:				
a) Vanadium Sludge	340	50.50	270	30.13
b) Others**		3,169.48		2,838.27
		68,024.04		55,023.64

* Includes shortage/wastage of 458 MT (Previous Year 532 MT)

**Includes Rs 2,567.27 Millions Export Incentive (Previous Year Rs. 2,407.70 Millions)

(c) (i) Raw Material consumed during the year (excluding own manufactured items) :-

	2003-04		2002-03	
	Quantity (Tonnes)	Value (Rs. in Million)	Quantity (Tonnes)	Value (Rs. in Million)
Aluminium Fluoride	4,043	179.25	4,486	201.12
Bauxite	1,705,093	1,609.23	1,420,912	1,175.25
Calcined Petroleum Coke	126,708	1,671.84	108,584	1,273.27
Caustic Soda	71,720	956.19	61,147	710.96
Fuel Oil / Light Diesel Oil / HSD Oil	KL 73,270	808.66	KL 64,756	719.92
Hard Pitch / Soft Pitch / Hard Coke	30,288	436.47	25,211	372.89
Soda Ash / Starch / Lime etc.	50,893	156.93	36,987	117.21
Steam Coal / Steam	1,011,585	529.80	884,512	478.11
Chemicals	483	82.59	380	66.50
Anthracite Coal / Cathode Blocks	1,513	113.06	2,926	208.99
Cryolite	954	22.81	2,079	69.99
Copper Concenterate	614,343	22,737.74	555,884	15,618.05
Copper Cathodes	8,944	1,063.31		
Rock Phosphate	342,165	885.01	361,152	868.46
Phosphoric Acid	5,705	96.32	33,460	571.71
Ammonia	50,852	600.28	67,661	522.11
Potash	4,955	28.69	15,347	89.98
Other Materials	—	412.35	—	299.67
		32,390.53		23,364.19
Adjustment on Account of intermediate products		155.07		-128.11
		32,545.60		23,236.08

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

(c) (ii) Value of following materials consumed for power generation is included in Power & Electricity Charges:-

	2003-04		2002-03	
	Quantity Tonnes	Value (Rs. in Million)	Quantity Tonnes	Value (Rs. in Million)
Coal	5,896,007	5,827.63	5,463,696	4,701.53
Naphta	3,401	50.85	1520	21.31
Fuel Oil/L.D.O	5,419 KL	103.23	5,182 KL	87.89

(d) Value of Imports by the Company: -

(Rs. in Million)

	CIF value of imports Excluding goods in transit and imported items purchased locally		Total Consumption		Consumed							
					Imported amount		% of Col.2		Indigenous amount		% of Col.2	
	(1)		(2)		(3)		(4)		(5)		(6)	
	2003-04	2002-03	2003-04	2002-03	2003-04	2002-03	2003-04	2002-03	2003-04	2002-03	2003-04	2002-03
i) Raw materials	23,218.56	18,704.31	32,545.60	23,236.08	24,592.23	17,965.69	75.56	77.32	7,953.37	5,270.39	24.44	22.68
ii) Components & Spare parts	412.49	440.31	1,787.10	1,531.18	387.12	405.67	21.66	26.49	1,399.98	1,125.51	78.34	73.51
iii) Capital Goods	546.91	2,458.86	—	—	—	—	—	—	—	—	—	—

(e) Expenditure in Foreign Currency (Paid or Provided):-

(Rs. in Million)

	As at 31st March, 2004	As at 31st March, 2003
Technical know-how & Professional Fee	242.48	143.66
Foreign Travelling	15.13	22.51
Commission	27.53	23.06
Interest	225.07	194.05
Others	7.35	6.20

(f) Earning in Foreign Exchange: -

Export of goods on FOB basis	12,950.97	10282.64

33. Earnings Per Share

Particulars	As at 31st March, 2004	As at 31st March, 2003
Profits after taxation (Rs. In Million)	8,389.29	5,821.42
Weighted average number of shares outstanding: Total number of shares outstanding at the beginning of the year	92,481,325	74,466,213
Weighted average number of shares issued on amalgamation and bought back during the year	—	18,042,420
Weighted average number of shares outstanding during the year	92,481,325	92,508,633
Basic and Diluted Earnings per share in Rupees (Face Value Rs. 10/- per share)	**90.71**	**62.92**

34. Figures of the previous year have been regrouped/ rearranged wherever found necessary.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

35. SEGMENT REPORTING

(i) Segment-wise Revenue, Results and Capital Employed under clause 41 of the Listing Agreement.

(Rs. in Million)

	As at 31st March, 2004			As at 31st March, 2003		
Particulars	**Aluminium**	**Copper**	**Total**	**Aluminium**	**Copper**	**Total**
REVENUE						
External Sales	29,959.81	31,949.18	61,908.99	23,754.44	26,101.78	49,856.22
Inter Segment Sales	—	64.10	64.10	—	—	—
Total Revenue	**29,959.81**	**32,013.28**	**61,973.09**	**23,754.44**	**26,101.78**	**49,856.22**
RESULTS						
Segment/Operating Results	8,905.63	3,097.31	12,002.94	6,605.28	3,839.54	10,444.82
Un-allocable Income (Net of Expenses)			2,065.52			1,547.14
Interest Expenses			(1,611.77)			(1,364.92)
Non Recurring Expenses			—			(1,633.12)
Provision for Tax (including Deferred Tax)			(4,067.40)			(3,172.50)
Net Profit			**8,389.29**			**5,821.42**
OTHER INFORMATION						
Segment Assets	43,833.57	32,806.97	76,640.54	41,165.85	27,861.28	69,027.13
Un-allocable Assets			38,293.67			33,864.61
Total Assets			**114,934.21**			**102,891.74**
Segment Liabilities	3,172.07	5,185.22	8,357.29	2,663.58	3,847.11	6,510.69
Unallocable Liabilities & Provisions			2400.67			2,029.60
Total Liabilities			**10757.96**			**8,540.29**
Depreciation	2,263.12	910.92	3,174.04	1,752.84	889.40	2,642.24
Capital Expenditure including CWIP	3,486.88	3,203.40	6,690.28	7,699.46	2,673.63	10,373.09
OTHER NON-CASH ADJUSTMENT						
Provision for Doubtful Debts	4.79	—	4.79	5.29	—	5.29
Diminution/(written back) in carrying cost of Investments	—	0.09	0.09	58.44	(83.42)	(24.98)

(ii) As the Company also exports, the secondary segment for the Company is based on domestic and export sales. During the year the Company turnover of Rs. 12,950.97 million (FOB) (previous year Rs. 10,282.64 million) is included in External Sales.

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

36. Related Party Disclosures

A List of Related Parties

(a) Parties where control exists:

Subsidiaries of the Company

Indian Aluminium Company, Limited
Indal Exports Limited
Minerals and Minerals Limited
Renukeshwar Investments & Finance Limited
Renuka Investments & Finance Limited
Dahej Harbour and Infrastructure Limited
Lucknow Finance Company Limited
Birla Maroochydore Pty Limited
Birla Mineral Resources Pty Limited
Birla Resources Pty Limited
Birla (Nifty) Pty Limited
Birla Mt. Gordon Pty Limited
Bihar Caustic and Chemicals Limited (w.e.f. 01/01/2004)
Utkal Alumina International Limited (w.e.f. 03/07/2003)
Suvas Holdings Private Limited

(b) Trusts of the Company

Trident Trust

(c) Other Related Parties :

Joint Ventures

Tanfac Industries Limited
IDEA Cellular Limited
Bihar Caustic and Chemicals Limited (upto 31/12/2003)

(d) Key Managerial Personnel:

Mr. A.K.Agarwala - Whole Time Director (upto 10/09/2003)
Mr. Debu Bhattacharya- Managing Director (w.e.f. 02/10/2003)

B **The following transactions were carried out with the Related parties in the ordinary course of business:**

(a) **Subsidiary Companies and Joint Ventures:**

(Rs. in Million)

S. No.	Transactions	2003-04		2002-03	
		Subsidiary	Joint Venture	Subsidiary	Joint Venture
1	Sales and Conversion	1,113.98	0.59	747.15	0.24
2	Services rendered	17.77	0.24	45.64	0.09
3	Interest and dividend received	78.80	48.68	317.89	65.23
4	Interest paid	22.37	—	11.08	—
5	Purchase of materials	371.08	633.58	45.84	766.70
6	Services received	318.40	0.75	312.25	1.23
7	Investments, Deposits, loans and advances made during the year	1111.15	700.00	4,419.94	1,541.50
8	Investments, Deposits, loans and advances as on 31.03.2004	16,462.25	2293.36	15,738.23	2,732.90
9	Guarantees and Collateral securities given	5,110.90	849.96	—	2,131.35
10	Debit Balances	11.43	0.41	4.86	0.02
11	Credit Balances	141.93	0.89	144.52	7.86
12	Licence and Lease arrangements				
	a) Licence Fees	4.92	—	—	—
	b) Deposits	44.45	—	—	—

(b) **Trident Trust**		
Beneficiary interest in the Trust	344.51	344.51
(c) **Key Managerial Personnel:**		
Managerial Remuneration (including perquisites)	16.51	12.19

SCHEDULE '21'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

37. Balance Sheet Abstract and Company's General Business Profile

I. REGISTRATION DETAILS

Registration No.	11-11238	State Code	11
Balance Sheet Date	31 03 04 (Date Month Year)		

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. Million)

Public/Euro Issue	NIL	Right Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs. Million)

Total Liabilities	114934.21	**Total Assets**	114934.21
Sources of Funds:			
Paid-up Capital	9244.77	Reserves & Surplus	67654.23
Secured Loans	17259.35	Unsecured Loans	8386.55
Application of Funds:			
Net Fixed Assets	52078.81	Investments	33772.05
Net Current Assets	18325.39	Misc. Expenditure	NIL
Accumulated Losses	NIL		

IV. PERFORMANCE OF THE COMPANY (Amount in Rs. Million)

Turnover	68024.04	Total Expenditure	58013.56
Profit/Loss Before Tax & Extraordinary Item	+12456.69	Profit/Loss After Tax & Extraordinary Item	+8389.29
EPS (In Rs.)	90.71	Dividend %**	165

**Proposed

V. GENERIC NAMES OF FIVE PRINCIPAL PRODUCTS/SERVICES OF COMPANY

Item Code No. (ITC Code)	7601
Product Description	ALUMINIUM INGOTS
Item Code No. (ITC Code)	7606
Product Description	ALUMINIUM ROLLED PRODUCTS
Item Code No. (ITC Code)	7605
Product Description	ALUMINIUM REDRAW RODS
Item Code No. (ITC Code)	740311
Product Description	COPPER CATHODES
Item Code No. (ITC Code)	740710
Product Description	CONTINUOUS CAST COPPER RODS

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

Camp: Mumbai
Dated: The 26th day of April, 2004

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2004

(Rs. in Million)

			Year ended March 31, 2004		Year ended March 31, 2003
A.	CASH FLOW FROM OPERATING ACTIVITIES				
	Net profit before tax and extraordinary items		12,456.69		10,627.04
	Adjustment for :				
	Depreciation	3,174.04		2,642.24	
	Investment activities	(2,091.28)		(1,874.61)	
	Lease Rent Paid	97.25		162.78	
	Interest charged	1,514.52	2,694.53	1,200.97	2,131.38
	Operating profit before working capital changes		15,151.22		12,758.42
	Changes in working Capital:				
	Trade and other receivables	(2,462.76)		(720.97)	
	Inventories	(1,891.21)		(1,861.82)	
	Trade payable	1,925.27	(2,428.70)	1,830.07	(752.72)
	Cash generated from operation		12,722.52		12,005.70
	Direct taxes paid		(1,589.23)		(3,179.98)
	NET CASH FROM OPERATING ACTIVITIES		**11,133.29**		**8,825.72**
B.	CASH FLOW FROM INVESTMENT ACTIVITIES				
	Purchase of Fixed Assets		(7,030.31)		(9,901.50)
	Sale of Fixed Assets		69.64		65.19
	Purchase of shares of Subsidiaries		(906.58)		(4,399.34)
	Acquisition of Business*		—		(69.18)
	Purchase of Investments(net)		(5,583.52)		(380.50)
	Loan repayment received from Subsidiaries		474.67		165.00
	Interest received		937.99		918.32
	Dividend received		378.80		396.11
	Lease rent received		—		17.83
	Cash flow before extraordinary items		(11,659.31)		(13,188.07)
	Extraordinary items				
	Sale of Investments**		—		211.52
	NET CASH USED IN INVESTMENT ACTIVITIES		**(11,659.31)**		**(12,976.55)**
C.	CASH FLOW FROM FINANCING ACTIVITIES				
	Buy Back of Equity Share Capital		—		(553.15)
	Share call money received		0.13		
	Proceeds from long term borrowings (net)		(2,233.54)		4,321.88
	Proceeds from short term borrowings (net)		4,280.95		1,198.11
	Interest paid		(1,539.69)		(994.13)
	Lease Rent Paid		(97.25)		(162.78)
	Dividend paid		(1,408.34)		(1,580.56)
	NET CASH FROM FINANCING ACTIVITIES		**(997.74)**		**2,229.37**
	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(1,523.76)**		**(1,921.46)**
	CASH & CASH EQUIVALENTS-OPENING BALANCE		4,657.05		6,578.51
	CASH & CASH EQUIVALENTS-CLOSING BALANCE		3,133.29		4,657.05

* Expense incurred on merger of "amalgamating business", net of its opening cash & cash equivalent has been shown as Acquisition of Business.

** Represents proceeds from sale of MRPL shares to ONGC.

Notes:

1 Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.

2 Figures for the previous year have been regrouped / rearranged wherever found necessary.

3 Interest charged excludes and Purchase of Fixed Assets includes interest capitalised Rs. 212.35 Millions(Rs. 584.90 Million).

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

Camp: Mumbai
Dated: The 26th day of April, 2004

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 (1) (e) OF THE COMPANIES ACT, 1956.

Name of the Subsidiary Company	Financial Year of the Subsidiary Company ended on	Extent of Holding Company's interest	The net aggregate amount of the subsidiary companies profit/(loss) so far as it concerns the members of Hindalco Industries Limited (Rs. in Million)				Material changes, if any, between the end of the financial year of the Subsidary Company and the Holding Company
			Not dealt with in the Holding Company's accounts:		Dealt with in the Holding Company's accounts:		
			For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	
Minerals & Minerals Limited	31st March, 2004	100 %	0.41	8.84	Nil	Nil	N.A.
Renukeshwar Investments & Finance Limited	31st March, 2004	100 %	127.04	0.97	Nil	0.98	N.A.
Renuka Investments & Finance Limited	31st March, 2004	100 %	113.68	11.85	Nil	6.49	N.A.
Bihar Caustic & Chemicals Limited	31st March, 2004	54.57%	47.07	N.A.*	Nil	Nil	N.A.
Indian Aluminium Company Limited	31st March, 2004	96.53%	1275.81	2314.19	Nil	424.54	N.A.
Indal Exports Limited [1]	31st March, 2004	96.53%	(0.02)	(0.16)	Nil	Nil	N.A.
Utkal Alumina International Limited [1]	31st March, 2004	53.10%	Nil	N.A.*	Nil	N.A.	N.A.
Suvas Holdings Pvt. Limited [1]	31st March, 2004	49.24%	Nil	N.A.*	Nil	N.A.	N.A.
Lucknow Finance Company Limited	31st March, 2004	100%	8.49	19.24	Nil	Nil	N.A.
Dahej Harbour and Infrastructure Limited	31st March, 2004	100%	126.77	236.84	Nil	Nil	N.A.
Birla Resources Pty Limited#	31st March, 2004	100%	2	2	Nil	Nil	N.A.
Birla Maroochydore Pty Limited# [2]	31st March, 2004	100%	(71)	N.A.	Nil	Nil	N.A.
Birla (Nifty) Pty Limited# [2]	31st March, 2004	100%	32206	N.A. **	Nil	Nil	N.A.
Birla Mt. Gordon Pty Limited # [2]	31st March, 2004	100%	(6541)	N.A.*	Nil	Nil	N.A.
Birla Mineral Resources Pty Limited# [3]	31st March, 2004	100%	(16742)	N.A.	Nil	Nil	N.A.

* Became subsidiary Company during the financial year 2003-04.

** Became subsidiary Company in March, 2003 and its first financial year ended on 31st March, 2004 was of 13 months period.

\# Profit/(loss) numbers are in thousand Australian Dollars.

1 Subsidiary of Indian Aluminium Company Limited.

2 Subsidiaries of Birla Mineral Resources Pty Limited.

3 Profit/ (Loss) of Birla Mineral Resources Pty Limited is net of Current tax provision of its subsidiaries also.

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

D. BHATTACHARYA
Managing Director

R. K. KASLIWAL
Group Executive President & C.F.O.

ANIL MALIK
Company Secretary

Place : Mumbai
Dated: The 26th day of April, 2004.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

AUDITOR'S REPORT TO THE BOARD OF DIRECTORS OF HINDALCO INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF HINDALCO INDUSTRIES LIMITED, ITS SUBSIDIARIES AND JOINT VENTURES.

We have examined the attached Consolidated Balance Sheet of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures as at 31st March, 2004, the Consolidated Profit and Loss Account and the Cash Flow Statement for the year ended on that date.

These financial statements are the responsibility of the HINDALCO INDUSTRIES LIMITED'S management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of subsidiaries whose financial statements reflect total assets of Rs. 32,154.05 million as at 31st March, 2004 and total revenue of Rs. 22,717.91 million for the year then ended. We also did not audit financial statements of joint ventures (except TANFAC Industries ltd., jointly Audited by us, assets of Rs. 96.60 million and revenue of Rs. 84.48 million) of which assets of Rs. 3,766.81 million as at 31st March, 2004 and revenue of Rs. 1,661.54 million for the year have been considered for the preparation of consolidated financial statements. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of subsidiaries and joint ventures are based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, "Consolidated Financial Statements" and other applicable Accounting Standards issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures considered in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures and read with other notes of schedule 21, subject to Note (2)(d) of Schedule 21, we are of the opinion that:

(a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs as at 31st March, 2004;

(b) the consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operation for the year then ended; and

(c) the consolidated Cash Flow Statement gives a true and fair view, of the Cash Flows for the year ended on that date.

For Singhi & Co.
Chartered Accountants

Camp: Mumbai
Dated: The 25th day of June, 2004

RAJIV SINGHI
Partner
Membership No.53518

1B, Old Post Office Street
Kolkata. 700001

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2004

(Rs. in Million)

	Schedule	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SOURCES OF FUNDS				
SHAREHOLDERS' FUNDS				
Share Capital	'1'	488.10	1,412.87	1,305.11
Advance against Equity Share Capital		—	—	112.82
Reserves & Surplus	'2'	(1,885.45)	69,089.54	60,519.59
			70,502.41	**61,937.52**
LOAN FUNDS				
Secured Loans	'3'	1,537.32	24,385.11	27,736.81
Unsecured Loans	'4'	879.61	12,851.50	5,303.70
			37,236.61	**33,040.51**
MINORITY INTEREST		—	**932.11**	**357.36**
DEFERRED TAX		6.98	**11,952.61**	**10,258.67**
	TOTAL		**120,623.74**	**105,594.06**
APPLICATION OF FUNDS				
FIXED ASSETS				
Gross Block	'5'	4,624.09	102,585.10	86,766.93
Less : Depreciation		1,312.26	30,412.75	24,945.06
Net Block		3,311.83	72,172.35	61,821.87
Capital Work-in-Progress		92.45	7,115.58	8,776.43
			79,287.93	**70,598.30**
INVESTMENTS	'6'	**50.14**	**18,655.71**	**11,867.67**
CURRENT ASSETS, LOANS & ADVANCES				
Inventories	'7'	46.80	17,033.69	14,490.85
Sundry Debtors	'8'	124.65	7,517.35	7,027.82
Cash & Bank Balances	'9'	113.03	2,867.07	3,537.04
Loans, Advances & Deposits	'10'	121.19	10,360.43	9,644.34
			37,778.54	**34,700.05**
Less :				
CURRENT LIABILITIES AND PROVISIONS				
Liabilities	'11'	534.53	12,955.02	9,984.80
Provisions	'12'	0.11	2,338.27	1,664.16
			15,293.29	**11,648.96**
NET CURRENT ASSETS		(128.97)	**22,485.25**	**23,051.09**
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)		—	**194.85**	**77.00**
	TOTAL		**120,623.74**	**105,594.06**
Notes on Accounts	'21'			

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

Camp: Mumbai
Dated: The 25th day of June, 2004

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive
President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2004

(Rs. in Million)

	Schedule	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
INCOME				
Sales, Services & Conversion Charges		1,503.17	89,705.33	70,558.30
Less: Excise Duty		23.15	7,744.50	6,548.89
			81,960.83	64,009.41
Other Income	'13'	22.26	3,101.67	2,406.68
Increase /(Decrease) in Stocks	'14'	4.47	3,280.28	418.76
			88,342.78	66,834.85
EXPENDITURE				
Raw Materials Consumed	'15'	132.72	38,563.29	27,384.98
Goods Purchased		0.21	8.42	0.56
Manufacturing/Operating Expenses	'16'	423.82	17,709.52	13,213.39
Payments to and Provision for Employees	'17'	102.50	4,629.79	3,797.39
Selling, Distribution, Administration and Other Expenses	'18'	346.32	5,241.51	5,010.47
Interest & Finance Charges	'19'	333.65	2,185.87	1,901.72
Depreciation	'20'	334.61	5,139.86	3,711.31
			73,478.26	55,019.82
PROFIT BEFORE EXTRAORDINARY ITEM & TAX		(167.08)	14,864.52	11,815.03
Extraordinary Expenditure (Net)		5.82	10.04	1,613.17
PROFIT BEFORE TAX		(172.90)	14,854.48	10,201.86
Provision for Current Tax		5.41	3,233.51	2,669.49
Provision for Deferred Tax		20.03	1,637.73	827.88
PROFIT AFTER TAX		(198.34)	9,983.24	6,704.49
Excess/(Short) provision for Taxation written back (Net)		-	(8.70)	0.03
NET PROFIT BEFORE MINORITY INTEREST		(198.34)	9,974.54	6,704.52
Minority Interest		-	39.70	47.93
NET PROFIT		(198.34)	9,934.84	6,656.59
Balance brought forward from Previous year		(1,781.70)	2,371.31	1,372.62
Balance brought forward from Amalgamating Company		-	-	3,288.22
Proposed Dividend written back due to Buy-Back of Equity Shares		-	-	10.16
BALANCE AVAILABLE FOR APPROPRIATIONS		(1,980.04)	12,306.15	11,327.59
APPROPRIATIONS				
Debenture Redemption Reserve		-	970.70	462.42
Capital Redemption Reserve		-	-	7.53
Special Reserve		-	1.70	0.63
Proposed Dividend on Equity Shares		-	1,531.15	1,248.42
Tax on Proposed Dividend		0.11	197.11	160.07
Transfer to General Reserve		40.06	5,827.56	7,077.21
Balance Carried to Balance Sheet		(2,020.21)	3,777.93	2,371.31
			12,306.15	11,327.59
Basic & Diluted Earnings Per Share (in Rupees)			107.43	71.96
Notes on Accounts	'21'			

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

Camp: Mumbai
Dated: The 25th day of June, 2004

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

		Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '1'				
SHARE CAPITAL				
EQUITY SHARE CAPITAL				
924,81,325	Equity Shares of Rs.10/- each fully paid-up	—	924.81	924.81
	Less: Face value of Shares forfeited	—	0.06	0.06
		—	924.75	924.75
	Add: Forfeited Shares Account (Amount Paid-up)	—	0.03	0.03
		—	924.78	924.78
	Less: Calls-in-Arrears	—	0.01	0.14
		—	924.77	924.64
PREFERENCE SHARE CAPITAL				
483	11% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 10 million each of Idea Cellular Ltd.	488.10	488.10	380.47
		488.10	1,412.87	1,305.11

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '2 '			
RESERVES AND SURPLUS			
Capital Reserve	0.30	419.68	66.43
Capital Redemption Reserve	—	1,011.59	1,011.59
Special Reserve	—	7.11	5.41
Securities Premium Account	0.02	13,010.15	13,010.00
Debenture Redemption Reserve	—	3,625.02	3,299.32
General Reserve	134.44	54,771.12	47,979.26
Profit & Loss Account Balance	(2,020.21)	3,777.93	2,371.31
	(1,885.45)	76,622.60	67,743.32
Less: Minority Share	—	462.69	280.63
Less: Goodwill/Capital Reserve	—	7,070.37	6,943.10
	(1,885.45)	69,089.54	60,519.59

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '3'			
SECURED LOANS			
Secured Redeemable Non-Convertible Debentures	—	13,516.67	15,894.94
From Government of UP under Subsidised Housing Scheme for Industrial Workers	—	0.92	1.11
From Scheduled Banks- Cash Credit & Export Credit Accounts	29.74	1,860.14	2,198.12
Term Loan from Banks/Financial Institutions	1,277.09	1,944.98	1,041.30
Foreign Currency Loan from Banks & Financial Institutions	230.49	7,058.12	8,598.77
Interest Free Excise Loan from Government of India	—	4.28	2.57
	1,537.32	24,385.11	27,736.81

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '4'			
UNSECURED LOANS			
Employees' & other Deposits	—	313.30	319.73
Interest Free Power Loan from Government of Bihar	—	7.31	1.51
Unsecured Privately placed Non-Convertible Debentures	—	—	300.00
Short Term Loan from Banks/Financial Institutions	874.31	878.53	4,667.97
Foreign Currency Loan from Banks/Financial Institutions	—	35.36	—
Buyers'/Customers' Credit & Export Packing Credit from Banks	—	11,507.75	—
Loan from Promoters	—	95.74	2.12
Commercial Paper	4.99	4.99	4.99
Sales Tax Deferral	0.31	8.52	7.38
	879.61	12,851.50	5,303.70

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

Description	GROSS BLOCK As at 31st March, 2004 Share of Joint Ventures	GROSS BLOCK As at 31st March, 2004 Consolidated	As at 31st March, 2003 Consolidated	DEPRECIATION As at 31st March, 2004 Share of Joint Ventures	DEPRECIATION As at 31st March, 2004 Consolidated	As at 31st March, 2003 Consolidated	NET BLOCK As at 31st March, 2004 Share of Joint Ventures	NET BLOCK As at 31st March, 2004 Consolidated	As at 31st March, 2003 Consolidated
Goodwill	451.59	6,213.65	5,895.91	—	—	—	451.59	6,213.65	5,895.91
Mining Rights	—	4,136.60	2,580.16	—	1,730.24	1,042.16	—	2,406.36	1,538.00
Land & Site Development	5.69	838.85	347.57	0.15	31.27	19.72	5.54	807.58	327.85
Buildings (Factory & Non-Factory)	41.27	7,882.62	7,193.53	9.03	1,382.05	1,171.11	32.24	6,500.57	6,022.42
Plant, Machinery & Equipment	2,529.15	77,850.66	65,718.47	723.40	25,018.94	20,793.90	1,805.75	52,831.72	44,924.57
Aerial Ropeways	—	72.25	70.70	—	56.52	55.10	—	15.73	15.60
Construction & Mobile Equipments, Vehicles & Aircrafts	20.99	1,592.33	1,555.60	10.48	592.46	586.89	10.51	999.87	968.71
Railway Sidings	—	138.76	67.85	—	41.03	31.05	—	97.73	36.80
Furniture, Fixtures, Air-conditioners, Office Equipments, Computer, Fire-Fighting Equipments etc.	79.08	1,592.43	1,496.55	50.41	752.03	737.14	28.67	840.40	759.41
Live Stock	—	1.85	2.13	—	—	—	—	1.85	2.13
Roads & Drainage	0.66	457.07	409.02	0.21	99.15	94.80	0.45	357.92	314.22
Computer Software & System	26.31	234.80	—	15.70	182.27	—	10.61	52.53	—
Technological Licences	1,469.35	1,573.23	1,429.44	502.88	526.79	413.19	966.47	1,046.44	1,016.25
Total	4,624.09	102,585.10	86,766.93	1,312.26	30,412.75	24,945.06	3,311.83	72,172.35	61,821.87

SCHEDULE '6'
INVESTMENTS

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
A. LONG TERM INVESTMENTS			
(i). Unquoted			
Government Securities	—	0.44	0.45
Equity Shares, Debentures, Bonds & Units of Mutual Funds	4.66	806.57	1,042.70
(ii). Quoted			
Government Securities	—	61.71	61.71
Equity Shares, Debentures, Bonds & Units of Mutual Funds	—	2,683.10	3,325.94
B. CURRENT INVESTMENTS			
(i). Unquoted			
Equity Shares, Debentures, Bonds & Units of Mutual Funds	45.48	15,103.89	7,415.30
Units of Unit Trust of India	—	—	21.57
	50.14	18,655.71	11,867.67

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '7'			
INVENTORIES			
Closing Stocks (including in transit)			
Stores, Spare-parts etc.	10.57	1,585.89	1,313.87
Coal & Fuel Oil (at Power Plant)	—	545.29	275.54
Machinery Spares	—	334.15	305.03
Raw Materials	18.84	4,579.18	5,949.84
Materials-in-Process	0.72	8,092.95	4,588.35
Finished Goods (including Excise Duty & other expenses Rs. 212.46 million)	16.67	1,896.23	2,058.22
	46.80	**17,033.69**	**14,490.85**

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '8'			
SUNDRY DEBTORS			
Due for a period exceeding six months	141.12	511.69	536.64
Other Debts	113.54	7,217.51	6,677.71
	254.66	7,729.20	7,214.35
Less: Provision for doubtful debts	130.01	211.85	186.53
	124.65	**7,517.35**	**7,027.82**

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '9'			
CASH AND BANK BALANCES			
Cash Balance on hand	0.01	4.20	10.01
Cheques and Drafts in hand	8.78	337.78	414.41
Balance with Scheduled Banks :			
In Current Accounts	69.59	675.83	213.81
In E.E.F.C Accounts	—	1.05	1.18
In Account of Nominees for sale proceeds of Fractional Coupons of Shares (including Bonus Shares)	—	3.73	0.47
In Unpaid Dividends Account	0.19	57.45	57.13
In Fixed Deposit Account	34.46	1,686.74	2,685.32
Interest Receivable on Fixed Deposits	—	35.88	91.38
Balance with Non-Scheduled Bank	—	0.43	0.33
Balance with Foreign Banks	—	63.98	63.00
	113.03	**2,867.07**	**3,537.04**

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '10'			
LOANS, ADVANCES & DEPOSITS			
Interest accrued on Investments	0.21	1.03	22.49
Loan to a Joint Venture	—	—	103.51
Deposits with other Limited Companies & Financial Institutions	—	1,034.24	1,685.27
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted:			
To Staff & Workers	—	282.31	273.67
To Suppliers	48.31	567.91	294.96
To Others	—	1,693.72	1,291.59
To U.P.S.E.B. against disputed power bills under protest	—	3.65	3.65
	48.31	**2,547.59**	**1,863.87**
Prepaid Expenses	0.22	1,416.46	1,085.78
Advance Income Tax paid (Net)	3.88	172.95	1,199.98
Security and other Deposits	66.17	1,359.96	1,066.69
Excise Duty, Export Benefits & other Claims Receivable	2.40	3,483.69	2,272.24
In Trident Trust (Refer Note No. 16 in Schedule '21')	—	344.51	344.51
	121.19	**10,360.43**	**9,644.34**
SCHEDULE '11'			
CURRENT LIABILITIES			
Sundry Creditors :			
For Goods Supplied	18.12	6,625.61	4,079.04
For Expenses	170.29	3,535.03	2,744.67
For Other Finance	227.03	1,407.01	1,482.39
	415.44	**11,567.65**	**8,306.10**
Customers' Credit Balances and Advances against orders	61.14	512.62	323.91
Security Deposits	43.65	169.34	624.47
Investor Education & Protection Fund shall be credited by the following:			
Unclaimed Dividends	0.19	57.45	57.13
Unpaid application money received by the Company for allotment of Securities and due for refund	—	0.01	0.09
Unpaid matured Debentures	—	2.20	2.50
Unpaid matured Fixed Deposits	—	0.86	1.32
Interest accrued on above	—	0.90	4.44
Unclaimed amount of Fractional Coupons of Shares (including Bonus Shares)	—	3.73	0.47
Interest accrued but not due on Debentures, Loans & Deposits	14.11	640.26	664.37
	534.53	**12,955.02**	**9,984.80**
SCHEDULE '12'			
PROVISIONS			
For Excise Duty on Electricity (under dispute)	—	54.73	54.73
For Proposed Dividends	—	1,531.15	1,248.42
For Tax on Proposed Dividends	0.11	197.11	160.07
For Gratuity	—	75.10	11.52
For Post-retiral benefits	—	175.63	65.20
For Rehabilitation	—	246.24	68.63
For Others	—	58.31	55.59
	0.11	**2,338.27**	**1,664.16**

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '13'			
OTHER INCOME			
Operating Other Income:			
Rent	0.07	29.80	54.42
Interest from others	1.87	140.86	159.50
Miscellaneous Receipts & claims (Net)	3.53	208.47	293.74
Profit on sale of Fixed Assets (Net)	—	—	65.12
Exchange Rate Difference (Net)	12.30	104.44	—
Sundry Credit Balances written back (Net)	(0.02)	3.71	10.90
Previous years' Adjustments (Net)	(1.64)	0.68	(8.54)
Liabilities/Provisions no longer required written back	1.76	139.42	30.49
	17.87	**627.38**	**605.63**
Non-operating Other Income:			
Interest on Inter Corporate Deposits & Banks	2.45	275.35	488.20
Interest from Others	0.05	563.56	91.95
Income from Investments:			
Income from Current Investments:			
Interest	—	0.67	12.02
Dividend	0.07	411.21	0.03
Income from Long Term Investments:			
Interest	0.01	20.06	55.29
Dividend	0.09	225.31	212.71
Profit on sale of Investments (Net)	1.72	978.13	915.87
Diminution in carrying cost of Current Investments written back (Net)	—	—	24.98
	4.39	**2,474.29**	**1,801.05**
	22.26	**3,101.67**	**2,406.68**
SCHEDULE '14'			
INCREASE /(DECREASE) IN STOCKS			
Closing Stocks:			
Finished Goods	14.80	1,683.77	1,791.50
Materials-in-Process	0.72	8,092.95	4,588.35
	15.52	**9,776.72**	**6,379.85**
Less: Opening Stocks:			
Finished Goods	10.35	1,791.50	996.49
Materials-in-Process	0.70	4,588.35	2,057.05
	11.05	6,379.85	3,053.54
Add: Material-in-Process of Copper Division transferred from pre-operative period	—	109.99	—
Add: Stock of Subsidiaries acquired during the year			
Finished Goods	—	5.42	—
Materials-in-Process	—	1.18	—
Add: Stock of transferred business as on 01.04.2002 pursuant to the Scheme of Amalgamation :			
Finished Goods	—	—	993.92
Materials-in-Process	—	—	1,913.92
	11.05	**6,496.44**	**5,961.38**
Less: Capitalised/Diminution	—	—	(0.29)
	4.47	**3,280.28**	**418.76**

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '15'			
RAW MATERIALS CONSUMED			
Opening Stock	14.48	5,949.84	1,748.43
Add : Stock of transferred business as on 01.04.2002 pursuant to the Scheme of Amalgamation	—	—	1,109.30
Add : Stock of Subsidiaries acquired during the year	—	18.17	1,750.84
Add : Purchases (Net)	137.08	37,174.46	28,726.25
	151.56	**43,142.47**	**33,334.82**
Less : Closing Stock	18.84	4,579.18	5,949.84
	132.72	**38,563.29**	**27,384.98**

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '16'			
MANUFACTURING/OPERATING EXPENSES			
Stores, Spare Parts & Tools Consumed (including for repairs)	13.90	2,885.27	2,253.96
Conversion, Fabrication & Operation Expenses	296.97	2,584.08	522.88
Power Generation & Electricity charges (including cost of own generation)	49.19	10,949.20	9,466.68
Repairs, Renewals & Replacements :			
Buildings	2.77	144.82	125.79
Machinery	55.67	837.41	621.62
Others (Net)	4.33	236.70	179.08
	62.77	**1,218.93**	**926.49**
Raw Water Charges and Cess	0.99	72.04	43.38
	423.82	**17,709.52**	**13,213.39**

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '17'			
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES			
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	89.71	3,403.38	2,697.54
Gratuity contribution to Employees' Gratuity Fund/Provision	0.84	226.20	170.80
Welfare Expenses	5.61	507.70	493.77
Provident Fund, Employees' Pension Fund and Superannuation Fund Contribution	6.34	492.51	435.28
	102.50	**4,629.79**	**3,797.39**

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '18'			
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES			
Rates & Taxes (Net)	3.35	63.50	7.23
Rent	24.31	148.53	151.87
Insurance	6.86	400.05	353.26
Miscellaneous Expenses	163.22	1,197.15	1,196.59
Travelling	11.96	388.17	298.75
Donations	0.04	64.46	32.14
Auditors' Remuneration :			
Audit Fees (including Branch Auditor)	0.42	8.31	4.90
For Tax Audit (including Branch Auditor)	0.02	0.88	0.68
For Issuing Certificates	0.04	3.17	2.36
Expenses	0.02	0.91	0.69
	0.50	**13.27**	**8.63**
Cost Audit Fee & Expenses	—	0.62	0.64
Guarantee Commission to Banks	—	8.27	7.72
Research & Development Expenses	0.30	49.09	56.74
Technical Know-How Fee	—	28.67	170.51
Loss on sale of Fixed Assets (Net)	2.08	9.43	—
Provision for doubtful debts	21.56	27.23	52.33
Bad Debts/Irrecoverable Loans written off	0.10	3.92	78.19
Sales Tax/Turnover Tax paid	0.01	0.60	0.26
Directors' Fees	—	0.48	0.46
Directors' Remuneration	—	16.95	17.05
Debentures Issue Expenses	—	—	12.88
Shares Buy-Back Expenses	—	—	1.63
Exchange Rate Difference (Net)	—	—	14.82
Commission on Sales	80.66	308.29	278.93
Packing, Forwarding and Transport Expenses (Net)	5.97	2,426.85	2,269.81
Diminution in carrying cost of Current Investments	—	0.09	—
Preliminery/Deferred Expenses written off	25.40	85.89	0.03
	346.32	**5,241.51**	**5,010.47**

(Rs. in Million)

	Share of Joint Ventures	Consolidated 31st March, 2004	Consolidated 31st March, 2003
SCHEDULE '19'			
INTEREST & FINANCE CHARGES			
Interest on Debentures	—	1,330.67	1,297.24
Interest on Long Term Loans	274.46	686.25	649.65
Interest on others	2.93	239.12	417.87
Lease Charges	—	97.25	162.78
Other Finance Charges	56.26	86.63	1.16
	333.65	**2,439.92**	**2,528.70**
Less: Interest capitalised as per mandatory Accounting Standard	—	254.05	626.98
	333.65	**2,185.87**	**1,901.72**
SCHEDULE '20'			
DEPRECIATION			
Depreciation	334.61	5,151.65	3,755.81
Less: Excess Depreciation for earlier years written back	—	11.79	2.74
	334.61	**5,139.86**	**3,753.07**
Less: Lease Equalisation Adjustment	—	—	41.76
	334.61	**5,139.86**	**3,711.31**

SCHEDULE '21'

NOTES ON ACCOUNTS

1. PRINCIPLES OF CONSOLIDATION

(a) The financial statements have been prepared to comply in all material aspects with applicable accounting principles in India, and the Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI).

(b) **CONSOLIDATED FINANCIAL STATEMENTS** relates to Hindalco Industries Limited, the Parent Company and its Subsidiaries and Joint Ventures (the Group). The Consolidated Financial Statements are in conformity with the AS-21 and AS-27 issued by ICAI and are prepared on the following:

(i) The financial statements of the Parent Company and its Subsidiaries and interest in Joint Ventures have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating inter-company balances and transactions including profits in year end inventories.

(ii) The consolidated financial statements are prepared by adopting uniform accounting policies for like transactions and other events in similar circumstances and are presented to the extent possible, in the same manner as the Parent Company's separate financial statements except otherwise stated elsewhere in this schedule.

(iii) The excess of cost to the Parent Company of its investments in the subsidiaries over the Parent's portion of equity of the subsidiary at the dates they become subsidiaries is recognised in the financial statements as goodwill.

(iv) The excess of Parent's portion of equity of the subsidiary over the cost to the parent company of its investments at the dates they become subsidiaries is recognised in the financial statements as capital reserve.

(v) Minority Interests in the consolidated financial statements is identified and recognised after taking into consideration:

- The amount of equity attributable to minorities at the date on which investments in a subsidiary is made.
- The minorities' share of movement in equity since the date parent- subsidiary relationship came into existence.
- The losses attributable to the minorities are adjusted against the minority interest in the equity of the subsidiary.
- The excess of loss over the minority interest in the equity, is adjusted against General Reserve of the Parent Company.

(c) Accounting Policies and Notes on Account of the Company and all the subsidiaries are set out in their respective financial statements.

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

2. (a) The Consolidated Financial Statements comprise the financial statements of Hindalco Industries Limited and its subsidiaries and its interest in Joint Ventures as on 31.03.2004, which are as under:

(i) Subsidiaries:

Name of the subsidiary company	Financial Year of the subsidiary company ended on	Extent of Holding Company's interest	Country of Incorporation
Indian Aluminium Company, Limited	31 st March, 2004	96.53%	India
Utkal Alumina International Limited $	31 st March, 2004 @	53.10%	India
Suvas Holdings Private Limited $	31 st March, 2004 @	49.24%	India
Indal Exports Limited $	31 st March, 2004	96.53%	India
Bihar Caustic and Chemicals Limited	31 st March, 2004	54.57%	India
Minerals and Minerals Limited	31 st March, 2004	100.00%	India
Renukeshwar Investments & Finance Limited	31 st March, 2004	100.00%	India
Renuka Investments & Finance Limited	31 st March, 2004	100.00%	India
Dahej Harbour and Infrastructure Limited	31 st March, 2004	100.00%	India
Lucknow Finance Company Limited	31 st March, 2004	100.00%	India
Birla Maroochydore Pty Limited*	31 st March, 2004***	100.00%	Australia
Birla Mineral Resources Pty Limited	31 st March, 2004	100.00%	Australia
Birla Resources Pty Limited	31 st March, 2004	100.00%	Australia
Birla (Nifty) Pty Limited*	31 st March, 2004***	100.00%	Australia
Birla Mt Gordon Pty Limited*	31 st March, 2004	100.00%	Australia**

$ Subsidiary of Indian Aluminium Company, Limited.

* Subsidiaries of Birla Mineral Resources Pty Limited.

** Birla Mt Gordon Pty Limited was incorporated on 1st November ,2003

*** The Financial Statements of Birla Maroochydore Pty Limited have been prepared from 24.02.2003 to 31.03.2004 and of Birla (Nifty) Pty Limited have been prepared from 1.03.2003 to 31.03.2004.

@ Have not yet commenced commercial production.

(ii) Joint Ventures:

Particulars	Tanfac Industries Limited	IDEA Cellular Limited
Country of incorporation	India	India
Percentage of Share in Joint Venture	9.98%	10.11%

(b) For the purpose of consolidation, the Consolidated Financial Statements of Birla Mineral Resources Pty Limited which reflects the consolidation of Birla (Nifty) Pty Limited, Birla Mt Gordon Pty Limited and Birla Maroochydore Pty Limited as at 31st March, 2004 has been prepared. To facilitate inclusion in the consolidated accounts, the audited accounts of Birla Mineral Resources Pty Limited, where considered material, been restated to comply with Generally Accepted Accounting Principles in India.

(c) Financial statements of Foreign Subsidiaries have been converted in Indian Rupees at following Exchange Rates: -

(i) Revenue and Expenses: At the average exchange rate during the period.

(ii) Current Assets and Current Liabilities: Exchange rate prevailing at the end of the period.

(iii) Fixed Assets: Exchange Rate at the date of Acquisition.

The resultant translation exchange difference has been transferred to profit and loss account.

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

(d) Capital work-in-progress include Rs 3.40 million being tax paid on behalf of ex-CEO and Whole Time Director of a subsidiary company on his remuneration for the period from 1st July, 2000 to 31st January, 2002 in accordance with Section 10 (5B) of the Income-tax Act, 1961. The subsidiary has been legally advised that provisions of Section 10 (5B) of the Income-Tax Act, 1961 has an overriding effect on the provisions of Section 200 of the Companies Act, 1956 and accordingly it believes that the Central Government's approval is not required for the purpose.

3. (a) Pursuant to the acquisition of additional interest of 34.57% in Bihar Caustic and Chemicals Limited, it has become a subsidiary of the company during the year. The same has been treated as a subsidiary in the books from 1st January, 2004 resulting in recognition of capital reserve of 209.58 millions.

(b) Goodwill on consolidation added during the year includes Rs. 91.59 Millions being additional consideration paid for Nifty mines acquired by Birla Minerals Resources Pty Limited in the previous year.

(c) Utkal Alumina International Limited, an erstwhile associate company, has become a subsidiary of the parent company during the year pursuant to acquisition of additional 35% by Indian Aluminium company, Limited of ownership interest with resultant recognition of capital reserve arising on consolidation amounting to Rs. 159.64 millions.

(d) Pursuant to acquisition of controlling interest in Suvas Holdings Private Limited by Indian Aluminium Company, Limited during the year, it has become a subsidiary of the parent Company. The said acquisition has been made at par value.

(Rs. in Million)

		As at 31st March, 2004	As at 31st March, 2003
4.	Capital Commitments outstanding (Advance/Deposit paid Rs. 1,294.02 million)	10,845.94	5198.39
	Joint Ventures (net of advances)	137.94	371.37
5.	Guarantees outstanding	5,966.86	1,981.30
	Joint Ventures	59.12	57.51
6.	Letters of Credit Outstanding	9,775.79	4,220.32
	Joint Ventures	26.66	1.50
7.	Other Bank Guarantees & Bonds besides those mentioned separately and counter guaranteed by the Company	1,930.69	573.45
	Joint Ventures	5.57	9.84
8.	Contingent Liabilities not provided for in respect of:		
	(a) Claims/Disputed liabilities not acknowledged as debt		
	— Transit Fee on Coal and Bauxite	132.02	87.87
	— Withholding Tax on payment of fees on GDR issue	91.56	91.56
	— Excise/Custom duty	2,005.00	168.98
	Joint Ventures	0.80	19.86
	— Sales Tax	232.63	227.41
	Joint Ventures	13.71	22.47
	— Income Tax	2.22	1.56
	Joint Ventures	1.88	0.77
	— Others	916.30	167.84
	Joint Ventures	25.63	204.87
	(b) Bills discounted with Banks	586.39	400.63
	(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

(d) The company has export obligations of Rs.16,974.10 million (USD 388.27 million) against the Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.

(e) 228,340,226 Equity Shares of Rs.10/- each fully paid up in IDEA Cellular Ltd. are held by the Company as investment. Out of the above 115,187,999 shares of Rs. 10/- each have been pledged for securing financial assistance granted by the lenders to that company. The company has also given non-disposal undertaking for 57,085,060 shares of Rs. 10/- each in favour of the lenders.

(f) The Company has received the following demands which are disputed by the Company and are not provided for:

i) A demand upto 30th September 1984 for Rs. 145.94 million was raised by the Assistant Collector, Central Excise, Mirzapur, being the amount of Excise Duty levied by the Central Government on the power generated by the Company's captive power plant, Renusagar Power Co. Ltd. (since amalgamated). The Delhi High Court has quashed the entire demand of Excise Duty; vide its Order dated 9th July, 1993. The Govt. of India filed an Appeal before division bench of Delhi, which has been dismissed, vide order-dated 13.2.2001.

However, the Assistant Collector, Central Excise, Mirzapur has served a demand notice dated 16th February, 1994 on the Company that out of the aforesaid total sum of Rs. 145.94 million, the Company has made provision for Rs. 54.73 million in its accounts and the balance amount has been sequestered in the Aluminium Regulation Account constituted under the Aluminium (Control) Order, 1970 and these ought to have been deposited to the credit of the Central Government, as envisaged under the provisions of Section 11-D of the Central Excise & Salt Act, 1944.The Company has challenged the same and filed a writ petition in the Delhi High Court, which is pending, and demand is stayed. According to the terms of settlement dated 5.12.83 between the Company and the Central Govt. and the subsequent correspondence on the subject, the amount relating to period from 27.3.1981 onwards has been sequestered in the Aluminium Regulation Account, to be reimbursed to the Company in the event the Court decides the case against the Company and the amount becomes payable.

ii) A demand of interest for a sum of Rs. 63.29 million on past dues of the Aluminium Regulation Account upto 31.12.1987 is disputed by the Company and not provided for.

iii) The erstwhile Uttar Pradesh State Electricity Board has claimed additional water charges of Rs. 35.66 million for retrospective revision of water charges for water drawn from upstream and downstream of Rihand Reservoir for the period April 1989 to June 1993 for the Company's facilities at Renusagar and Renukoot. The Company disputes the claim and has filed a writ petition which is pending before Lucknow Bench of Allahabad High Court. The Company has also received bills for Rs. 5.14 million for the period 14.1.2000 to 31.1.2001 from U.P.Jal Vidyut Nigam Limited, successor of U.P. State Electricity Board, for retrospective revision of water rates. A Writ Petition has been filed at Lucknow Bench of Allahabad High Court challenging the present retrospective revision also. The demand has been stayed vide order dated 11.5.2001.

(g) In terms of the Scheme of Arrangement between the Company, the erstwhile Indo Gulf Corporation Ltd (IGCL) and Indo Gulf Fertilisers Limited approved by the Hon'ble High Courts at Allahabad and Mumbai vide their orders dated 18th November, 2002 and 31st October, 2002 respectively, the company may be liable to pay a portion of disputed demands of Income Tax [of Rs. 288.24 million] pertaining to IGCL.

9. Although the Market value of certain quoted investments and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

10. Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

11. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL.

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

12. a) Future obligations towards lease rentals under the lease agreements taken prior to 01.04.2001 is Rs. 398.48 Million (Previous Year Rs. 885.63 Million).

b) Future obligations towards lease rentals under the lease agreements for following period:

Period	Lease Payment		Present Value	
	2003-04	2002-03	2003-04	2002-03
Not later than one year	2.95 Million	24.40 Million	2.62 Million	23.09 Million
Later than one year and not later than five years	17.63 Million	109.48 Million	12.27 Million	82.65 Million
Later than Five years	10.39 Million	10.36 Million	5.58 Million	5.57 Million

13. Future minimum lease payment commitments for operating leases under the lease agreements for the following period:

Period	Lease Payment	
	2003-04	2002-03
Not later than one year	5.80 Million	13.95 Million
Later than one year and not later than five years	18.34 Million	18.75 Million
Later than Five Years	52.67 Million	56.67 Million

14. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilisers are covered under the concessional schemes for decontrolled fertilisers of the Government of India. The final rates of concession, upto the period ended 31st December, 2003 have been notified during the year and based on these declarations, the estimates for the earlier year have been revised and accordingly, Rs. 375.89 Millions being revenue differential for earlier years on account of subsidy has been recognised in the results for the quarter ended 30th September, 2003 and included in sales for the year.
Pending declaration of final rate of concession for the quarter ended 31st March, 2004 the claim for concession under the scheme for that period has been accounted for provisionally based on final rates declared for the preceding quarter.

15. As per the condition of delisting of equity shares of Indian Aluminium Company Limited (INDAL), a subsidiary of the company from the stock exchanges, the Company has given exit offer to remaining shareholders of Indal for acquiring balance 25,88,030 equity shares @ Rs. 120 per share, the offer open on February 16, 2004 and will close on February 15, 2005. The Equity shares of Indal have been delisted from all the stock exchanges.

16. Represents 16,31,613 equity shares of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Order dated 31st October, 2002 and 18th November, 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it.

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

17. a) Birla Mt Gordon Pty Limited became the subsidiary of the Company during the year. The figures for the current year include figures relating to Birla Mt Gordon Limited as given below:

	(Rs in Million)
Liabilities:	
Unsecured Loan	392.02
Current Liabilities	589.50
Provisions	206.58
Assets:	
Net Block of Fixed Assets	1,085.13
Inventories	278.95
Cash & Bank Balances	7.05
Sundry Debtors	298.27
Loans, Advances and Deposits	49.92
Debit Balance in Profit & Loss Account	232.34
Net deferred Tax Assets	3.05
Loss after Tax for the year	232.34

b) Bihar Caustic and Chemicals Limited became the subsidiary (Joint Venture upto 31/12/03) of the Company during the year. The figures for the current year include figures relating to Bihar Caustic and Chemicals Limited as given below:

	(Rs in Million)
Liabilities:	
Secured Loans	631.80
Unsecured Loan	142.29
Current Liabilities	281.92
Provisions	13.18
Net deferred Tax Liability	97.44
Assets:	
Net Block of Fixed Assets	1,343.80
Inventories	34.58
Cash & Bank Balances	153.98
Sundry Debtors	72.11
Loans, Advances and Deposits	128.56
Loss after Tax for the period (Before Minority Interest)	(0.20)

18. The break up of net deferred tax liability as under: -

(Rs in Million)

Timing difference on account of:-	As at 31st March, 2004			As at 31st March, 2003		
	Hindalco and its subsidiaries	Joint Ventures	Consolidated	Hindalco and its subsidiaries	Joint Ventures	Consolidated
a) Depreciation	10,975.40	7.27	10,982.67	9,259.18	16.73	9,275.91
b) Brought Forward Long Term Capital Losses	(36.58)	(0.13)	(36.71)	(100.52)	(0.30)	(100.82)
c) Others	1,006.82	(0.17)	1,006.65	1,087.32	(3.74)	1,083.58
Total (Net)	11,945.64	6.97	11,952.61	10,245.98	12.69	10,258.67

SCHEDULE '21' (Cont'd)

NOTES ON ACCOUNTS (Cont'd)

19. In view of different sets of environment in which subsidiaries namely Birla Mineral Resource Pty Limited, Birla (Nifty) Pty Limited, Birla Mt Gordon Pty Limited and Birla Maroochydore Pty limited are operating, Accounting policies followed in respect of following items by them are different from the accounting policies mentioned in Schedule 21 of the Financial statements of the Company.

(Rs in Million)

Particulars	Accounting Policies		Amount		Proportion	
	Company	Subsidiaries	2003-04	2002-03	2003-04	2002-03
Fixed Assets	Carried at historical cost	Carried at the fair value	5,372.43	3,453.71	7.44%	5.67%
Assets taken on Finance Lease	In respect of assets taken on finance lease prior to 01.04.2001, the element of lease rental applicable to the cost of assets has been charged to the profit and loss account over the estimated life of the assets and financing cost has been allocated over the life of the lease on an appropriate basis.	Assets taken on finance lease have been treated as part of the fixed assets recording them initially at fair value and depreciating it over its useful life.	22.85	30.78	0.03%	0.05%
Depreciation & Amortisation	Depreciation is charged on the basis of rates and manner specified for each class of assets in Schedule XIV of the Companies Act, 1956., as amended.	Depreciation rates used (ranging from 10% - 50%) for each class of assets are determined by the remaining expected life of mine. The carrying cost of the mine properties itself is amortised on the basis of production output basis.	785.20	—	15.28%	—
Gain/Loss relating to exchange differences	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the profit and loss account, except for amount relating to liabilities incurred for purchase of fixed assets, the difference thereof is adjusted in the carrying amount of the fixed assets.	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the statement of financial performance.	22.57	—	21.61%	—
Environment & rehabilitation expenditure	The Cost of reclamation of mined out land, Afforestation etc is treated as part of raw materials cost.	A provision for environmental and rehabilitation costs are raised for the total estimated future costs of environmental and rehabilitation work required to be performed for each operation and area of interest and a corresponding amount is capitalised to mine properties, which is amortised over the life of the operation.	246.24	68.63	—	—
Investments	Long term Investments are stated at cost after deducting provisions, if any, in cases where the fall in market value has been considered of permanent nature. Current investments are stated at lower of cost and fair value.	Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the profit and loss account when they are declared by the controlled entities.	—	—	—	—

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

20. SEGMENT REPORTING

Based on the guiding principles given in the Accounting Standard on Segmental Reporting (AS-17) issued by the "Institute of Chartered Accountants of India" the segment report is as under:

(i) Financial information about the primary business segments is presented in the table given below: -

(Rs. in Million)

Particulars	As at 31st March, 2004					As at 31st March, 2003				
	Aluminium	Copper	Chemicals	Others	Consolidated	Aluminium	Copper	Chemicals	Others	Consolidated
REVENUE										
External Sales	40,046.01	35,477.68	4,928.18	1,508.96	81,960.83	32,678.35	26,101.78	4,037.52	1,191.76	64,009.41
Inter Segment Sales	—	64.10	1,467.99	228.35	1,760.44	9.94	—	1,060.15	243.32	1,313.41
	40,046.01	**35,541.78**	**6,396.17**	**1,737.31**	**83,721.27**	**32,688.29**	**26,101.78**	**5,097.67**	**1,435.08**	**65,322.82**
Less: Inter Segment Sales	—	64.10	1,467.99	228.35	1,760.44	9.94	—	1,060.15	243.32	1,313.41
Total	**40,046.01**	**35,477.68**	**4,928.18**	**1,508.96**	**81,960.83**	**32,678.35**	**26,101.78**	**4,037.52**	**1,191.76**	**64,009.41**
RESULTS										
Segment/Operating Results	9,937.22	3,418.40	1,518.37	265.28	15,135.27	7,479.87	3,838.87	870.13	251.31	12,440.18
Un-allocable Income (Net of Expenses)					1,915.12					1,276.57
Interest & Finance Charges					(2,185.87)					(1,901.72)
Non Recurring Income/ Expenses (Net)					(10.04)					(1,613.17)
Provision for Tax (including Deferred Tax)					(4,879.94)					(3,497.34)
Net Profit					**9,974.54**					**6,704.52**
OTHER INFORMATION										
Segment Assets	55,706.07	41,213.56	5,136.68	4,990.75	107,047.06	51,583.24	32,169.50	3,838.47	4,288.91	91,880.12
Un-allocable Assets					28,869.97					25,362.90
Total					**135,917.03**					**117,243.02**
Segment Liabilities	4,459.18	6,760.29	792.36	538.58	12,550.41	3,646.24	4,606.68	492.84	291.01	9,036.77
Un-allocable Liabilities & Provisions					2,742.88					2,612.19
Total					**15,293.29**					**11,648.96**
Depreciation/Amortization	2,835.79	1,696.12	201.84	380.70	5,114.45	2,262.55	889.40	190.09	345.37	3,687.41
Capital Expenditure including CWIP	5,221.25	5,821.58	332.08	394.88	11,769.79	9,335.26	2,673.63	156.34	399.02	12,564.25
OTHER NON-CASH ADJUSTMENT										
Provision for doubtful debts	4.79	—	0.88	21.56	27.23	7.66	—	0.90	43.77	52.33

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

21. Related Party Disclosures

A List of Related Parties

(a) **Parties where control exists:**
Trusts of the company
Trident Trust

(b) **Other Related Parties:**
Joint Ventures
Bihar Caustic and Chemicals Limited (upto 31/12/2003)
Tanfac Industries Limited
Idea Cellular Limited
Associates:
Utkal Alumina International Limited (upto 02/07/2003)

(c) **Key Managerial Personnel:**
Mr. A.K.Agarwala - Whole Time Director (upto 10/09/2003)
Mr Debu Bhattacharya- Managing Director (w.e.f 02/10/2003)
Dr. S.K.Tamotia - President and CEO

B **The following transactions were carried out with the Related parties in the ordinary course of business:**

(a) **Joint Venture and Associates:**

(Rs. in Million)

S.No.	Transactions	2003-04 Joint Venture*	2003-04 Associate	2002-03 Joint Venture*	2002-03 Associate
1	Sales and Conversion	77.63	—	87.44	—
2	Services rendered	0.33	—	0.09	—
3	Interest and dividend received	42.69	—	57.43	—
4	Purchase of materials	433.55	—	675.71	—
5	Services received	0.78	—	1.23	—
6	Investments, Deposits, loans and advances made during the year	700.00	—	1,541.50	4.30
7	Investments, Deposits, loans and advances	—	—	529.21	47.57
8	Guarantees and Collateral securities given	849.96	—	2,131.35	—
9	Debit Balances	15.04	—	10.01	—
10	Credit Balances	0.80	—	7.29	—

* Net of eliminations

(b) **Trident Trust**
Beneficiary interest in the Trust 344.51 344.51

(c) **Key Managerial Personnel:**
Managerial Remuneration (including perquisites) 26.61 20.46

22. Previous year figures are not comparable with the figures of current year to the extent of financial impact of inclusion of new subsidiaries and change of controlling interest in joint ventures. Figures of the previous year have been regrouped/ rearranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

Camp: Mumbai
Dated: The 25th day of June, 2004

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

CASH FLOW STATEMENT FOR THE YEAR ENDED 31st MARCH, 2004

(Rs. in Million)

		Year Ended March 31, 2004		Year Ended March 31, 2003	
A.	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net profit before tax and extraordinary items		14,864.52		11,815.03
	Adjustment for :				
	Depreciation	5,139.86		3,711.31	
	Foreign Exchange Loss/(Gain)	(120.21)		(8.96)	
	Investment activities	(2,535.62)		(2,041.38)	
	Preliminary/Deferred expenses	85.89		27.53	
	Provisions	112.74		36.75	
	Interest & Finance Charges charged	2,185.87	4,868.53	1,900.56	3,625.81
	Operating profit before working capital changes		19,733.05		15,440.84
	Changes in working Capital:				
	Trade and other receivables	(2,976.90)		(758.86)	
	Inventories	(2,501.81)		(3,736.91)	
	Trade payable	2,915.37	(2,563.34)	2,568.70	(1,927.07)
	Cash generated from operation		17,169.71		13,513.77
	Direct taxes paid		(2,025.32)		(3,325.68)
	Cash flow before extraordinary items		15,144.39		10,188.09
	Extraordinary items		(10.04)		(13.38)
	Increase in deferred revenue expenditure		(70.84)		-
	NET CASH FROM OPERATING ACTIVITIES		**15,063.51**		**10,174.71**
B.	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Purchase of Fixed Assets		(12,210.71)		(15,797.19)
	Purchase of shares of subsidiaries		(49.86)		(1,848.67)
	Sale of Fixed Assets		92.02		125.57
	Acquisition of Business		(35.86)		(78.46)
	Purchase of Investments (Net)		(6,123.90)		6.90
	Interest received		984.58		858.38
	Dividend received		636.52		212.74
	Lease Rent received		-		17.83
	Cash flow before extraordinary items		(16,707.21)		(16,502.90)
	Extraordinary items Sale of Investments		-		211.52
	NET CASH USED IN INVESTING ACTIVITIES		**(16,707.21)**		**(16,291.38)**

CASH FLOW STATEMENT FOR THE YEAR ENDED 31st MARCH, 2004 (Contd.)

(Rs. in Million)

	Year Ended March 31, 2004	Year Ended March 31, 2003
C. CASH FLOW FROM FINANCING ACTIVITIES		
Buy-Back of Equity Share Capital	-	(553.15)
Proceeds from issue of Equity Share	103.68	214.32
Advance received against share capital	0.13	112.18
Proceeds form Rights Issue (Net of Expenses)	-	(1.11)
Proceeds from long term borrowings (net)	(90.77)	6,845.10
Proceeds from Short term borrowings (net)	3,984.97	1,372.66
Repayment of Finance Lease Liabilties	-	(1.07)
Interest & Finance Charges paid	(2,257.75)	(1,714.90)
Dividend paid	(1,410.17)	(1,654.37)
NET CASH USED IN FINANCING ACTIVITIES	**330.09**	**4,619.66**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(1,313.61)**	**(1,497.01)**
CASH & CASH EQUIVALENTS-OPENING BALANCE	5,162.09	6,659.10
CASH & CASH EQUIVALENTS-CLOSING BALANCE	3,848.48	5,162.09

Notes:

1 Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.

2 Consideration money paid, net of its cash and cash equivalents on the acquisition date has been shown as acquisiton of business.

3. Due to inclusion of new subsidiary (Bihar Caustic & Chemicals Ltd.) and increase in the stake of joint venture (IDEA) during the year current year's figures are not comparable with those of the previous year.

4. Interest charged excludes and Purchase of Fixed Assets includes Rs. 254.05 Million (Rs. 626.98 Million) interest capitalised during the year.

5. Figures for the previous year have been regrouped / rearranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

Camp: Mumbai
Dated: The 25th day of June, 2004

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

FINANCIAL INFORMATION RELATING TO SUBSIDIARY COMPANIES

(Rs. in Million)

				Total	Total	Details of Investment *					Profit	Provision	Profit	Proposed
						Long Term Investment		Current Investment						
		Capital	Reserves	Assets	Liabilities	Quoted	Unquoted	Quoted	Unquoted	Turnover	before Tax	for Taxation	after Tax	Dividend
1	Minerals & Minerals Limited	0.50	9.25	13.23	13.23	-	-	-	-	13.57	0.62	0.21	0.41	-
2	Bihar Caustic & Chemicals Limited	233.70	375.84	1,790.82	1,790.82	-	-	-	-	1,078.38	160.56	73.88	86.68	11.68
3	Renuka Investments & Finance Limited	92.52	125.53	283.81	283.81	196.86	0.19	-	-	135.54	123.91	10.23	113.68	-
4	Renukeshwar Investments & Finance Limited	47.97	128.00	192.74	192.74	190.19	-	-	-	150.79	139.96	12.92	127.04	-
5	Dahej Harbour & Infrastructure Limited	500.00	363.61	1,497.45	1,497.45	-	-	-	50.00	460.44	224.65	97.88	126.77	-
6	Lucknow Finance Company Limited	120.03	27.73	199.51	199.51	0.01	-	-	11.74	14.98	6.61	(1.88)	8.49	-
7	Birla Mineral Resources Pty Limited **#	3,800.45	118.27	4,490.98	4,490.98	-	-	-	-	-	121.84	136.38	(14.54)	-
8	Birla Maroochydore Pty Limited #	333.90	(2.37)	331.54	331.54	-	-	-	-	-	(2.26)	-	(2.26)	-
9	Birla (Nifty) Pty Limited #	1,382.81	722.17	6,235.68	6,235.68	-	-	-	-	2,407.38	557.60	-	557.60	-
10	Birla Mt Gordon Pty Limited #	801.36	(215.39)	1,965.31	1,965.31	-	-	-	-	1,289.41	(218.39)	-	218.39	-
11	Birla Resources Pty Limited #	21.70	0.07	26.97	26.97	-	-	-	-	-	0.08	0.02	0.06	-
12	Indian Aluminium Company, Limited	712.57	9,416.59	19,165.76	19,165.76	13.99	227.38	-	2,643.99	17,874.92	1,836.53	515.00	1,321.53	-
13	Indal Exports Limited	1.40	3.75	5.17	5.17	-	4.90	-	-	-	(0.02)	-	(0.02)	-
14	Utkal Alumina International Limited ***	663.84	-	891.23	891.23	-	-	-	-	-	-	-	-	-
15	Suvas Holdings Private Limited ***	0.50	-	0.53	0.53	-	-	-	-	-	-	-	-	-

* Excluding Investment in Subsidiaries.

** Profit/(Loss) of Birla Mineral Resources Pty Ltd is net of Tax Provision of its Subsidiaries.

*** No Profit & Loss Account prepared since the company is in pre-operative stage.

As per Government of India, Ministry of Company Affairs approval no 47/133/2004-CL-III dated 22th June, 2004, all the figures of Foreign Subsidiaries have been converted at the exchange rate prevailing on 31-03-2004.

The Aditya Birla Group of Companies – JVs in India

The Aditya Birla Group enjoys a leadership position in all the sectors in which it operates

I. Hindalco Industries & its Associates

Hindalco Industries Limited : Aluminium, Copper

Subsidiaries

- Indian Aluminium Company, Limited : Aluminium
- Bihar Caustic and Chemicals Limited : Caustic Soda, Liquid Chlorine, Hydrochloric Acid
- Birla Mineral Resources Pty Limited : Copper mining

Joint Ventures

- Tanfac Industries Limited : Fluorine products
- Idea Cellular Limited : Telecom

II. Others

- Grasim Industries Limited & its subsidiary : Viscose Staple Fibre, Cement, Sponge Iron,
  - Shree Divijay Cement Company Limited : Textiles, Chemicals Cement
- Indian Rayon and Industries Limited & its subsidiaries : Viscose Filament Yarn, Branded Apparels, Carbon Black, Textiles
  - Birla Sun Life Insurance Compnay Limited : Life Insurance
  - PSI Data Systems Limited & its subsidiary : Software Services
  - TransWorks Information Services Limited & its subsidiary : Business Process Outsourcing
- Indo Gulf Fertilisers Limited : Fertilisers
- Birla Global Finance Limited & its JVs : Financial Services
  - Birla Sun Life Asset Management Company Limited : Investment / Mutual Fund
  - Birla Sun Life Distribution Company Limited : Investment Advisory
  - Birla Sun Life Trustee Company Limited : Trustee of Birla Mutual Fund
  - Birla insurance Advisory Services Limited : General Insurance Advisory
- HGI Industries Limited : Malleable Iron Castings, Industrial Gases
- Birla NGK Insulators Private Limited : Insulators


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